INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

      SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS DATED JANUARY 11, 1996


                                  $25,000,000

                            MERCURY AIR GROUP, INC.


                  % CONVERTIBLE SUBORDINATED DEBENTURES DUE 2006


                   Interest Payable August   and February


    The % Convertible Subordinated Debentures due 2006 (the "Debentures") are convertible into shares of the common stock, par value $.01 per share (the "Common Stock"), of Mercury Air Group, Inc. ("Mercury" or the "Company") at any time prior to maturity, unless previously redeemed or repurchased, at a
conversion  rate  of        shares  per  $1,000 principal  amount  of Debentures
(equivalent to a conversion price of approximately $ per share), subject to adjustment in certain circumstances. See "Description of Debentures." The Common Stock is traded on the American Stock Exchange (the "AMEX") under the symbol MAX. On January 10, 1996, the last reported sale price for the Common Stock on the AMEX was $8.00 per share. See "Price Range of Common Stock and Dividend Policy."


    Interest on the Debentures is payable semi-annually on August and February of each year, commencing August , 1996. On or after February , 1999, the
Debentures will be redeemable, in whole or in part, at any time, at the option of Mercury, at the declining redemption prices set forth herein plus accrued and unpaid interest to the date of redemption. Mercury may also redeem the Debentures between February , 1998 and February , 1999, in whole or in part, at the redemption prices set forth herein plus accrued and unpaid interest to the date of redemption, if the closing price of the Common Stock has been at least 140% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days ending not more than five trading days prior to the notice of redemption. Subject to certain limitations, Mercury will redeem, in whole or in part, at any time, at 100% of the principal amount thereof plus accrued and unpaid interest to the date of redemption, Debentures properly tendered in respect of a deceased holder. In addition, upon a Change of Control and a Rating Downgrade (as such terms are defined herein), each holder of Debentures has the right, subject to certain restrictions and conditions, to require Mercury to repurchase all or a part of such holder's Debentures at 100% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. See "Description of Debentures."

    The Debentures are unsecured obligations and are subordinated in the right of payment to all existing and future Senior Indebtedness (as defined herein) of Mercury. See "Description of Debentures."

    The Debentures will be initially issued only in fully registered book-entry form. The Debentures will not initially be issuable in definitive certificated form to any person other than the Depositary (as defined herein) or its nominees. See "Description of Debentures -- Book-Entry System." The minimum principal amount of Debentures which may be purchased is $1,000. Application has been made to list the Debentures on the AMEX under the symbol "MAX.A." The Company has been advised by the Underwriters that they intend to make a market in the Debentures; however, no assurance can be made that an active trading market for the Debentures will develop.

                         ------------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE DEBENTURES OFFERED HEREBY.
                             ---------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES
       COMMISSION   PASSED  UPON  THE  ACCURACY   OR  ADEQUACY  OF  THIS
        PROSPECTUS. ANY          REPRESENTATION TO THE  CONTRARY IS  A
                               CRIMINAL OFFENSE.

                                                                     UNDERWRITING
                                                 PRICE TO              DISCOUNT            PROCEEDS TO
                                                  PUBLIC         AND COMMISSIONS (1)       COMPANY (2)
Per Debenture............................           %                     %                     %
Total (3)................................           $                     $                     $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by Mercury which are estimated at $300,000.

(3) Mercury has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to $3,750,000 additional aggregate principal amount of the Debentures at the Price to Public, less the Underwriting Discount and Commissions, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Commissions and Proceeds to Company will
    be $    , $    and $    , respectively. See "Underwriting."

    The Debentures are offered by the Underwriters named herein when, as and if delivered and accepted by the Underwriters and subject to prior sale, withdrawal or cancellation of the offer without notice and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that the
Debentures will be available for delivery on or about          , 1996.

EVEREN SECURITIES, INC.                                    CROWELL, WEEDON & CO.

                                         , 1996

                             AVAILABLE INFORMATION

    Mercury is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy materials and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy materials and other information concerning Mercury and the Registration Statement (as defined below) can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024 Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the public reference facilities maintained by the Commission at its regional offices located at The Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies can be obtained by mail from the Commission at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Mercury's Common Stock is listed on the American Stock Exchange and copies of reports and other material concerning Mercury can be inspected at the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

    Mercury has filed with the Commission a registration statement on Form S-1 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), of which this Prospectus is a part. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement, including the exhibits filed as a part thereof. Statements made in this Prospectus as to the contents of any documents referred to are not necessarily complete, and in each instance reference is made to such exhibits for a more complete description and each such statement is qualified in its entirety by such reference. Copies of such materials may be obtained from the Public Reference Section of the Commission at the address set forth above at prescribed rates.

                            ------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OR THE COMMON STOCK, OR BOTH, AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK
EXCHANGE, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS NOT INTENDED TO BE COMPLETE AND SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. EACH PROSPECTIVE INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY. UNLESS OTHERWISE INDICATED, ALL INFORMATION HEREIN ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. ALL PER SHARE AND OTHER SHAREHOLDER INFORMATION HAS BEEN ADJUSTED TO REFLECT THE EFFECT OF A JUNE 16, 1995 TEN PERCENT STOCK DIVIDEND.

    EXCEPT AS OTHERWISE NOTED, REFERENCES IN THIS PROSPECTUS TO "MERCURY" OR THE "COMPANY" REFER TO MERCURY AIR GROUP, INC. AND ITS SUBSIDIARIES. THE DEBENTURES OFFERED HEREBY ARE OBLIGATIONS OF MERCURY AIR GROUP, INC., THE PARENT HOLDING COMPANY, AND NOT ITS SUBSIDIARIES, AND REFERENCES TO "MERCURY" OR THE "COMPANY" RELATING TO THE DEBENTURES REFER ONLY TO THE PARENT HOLDING COMPANY.

                                  THE COMPANY

    Mercury provides a broad range of services to the aviation industry. These services include fuel sales and fuel delivery to commercial, private and military aircraft (collectively, "fuel sales and services"); cargo handling, space brokerage and general cargo sales agent services (collectively, "cargo operations"); fixed base operations for commercial, private and other aircraft, including fuel sales, fuel delivery services ("into-plane services"), ground support services and tie-down facilities (collectively, "FBOs"); and the operation of government-owned fuel depots and the performance of aircraft and other services at U.S. military bases (collectively, "government contract services"). Mercury's customers in one or more of these categories include domestic and international airlines; regional and commuter air carriers; operators of cargo, corporate and private aircraft; and the U.S. government.

    FUEL SALES AND SERVICES. Mercury's fuel sales and services consist primarily of aviation fuel sales; comprehensive fuel management services, which allow customers to reduce administrative expenses; into-plane services; and the brokering of non-aviation fuel. Through its extensive network of third-party delivery and supply relationships, Mercury conducts its fuel sales business at over 100 airports primarily in the United States, as well as throughout the world. At most of these locations, Mercury contracts with third parties for into-plane services, thereby minimizing its fixed costs and capital requirements. Mercury believes that its status as a volume purchaser and its creditworthiness enable it to purchase fuel on more favorable pricing and credit terms than most of its customers could obtain independently. Mercury's fuel sales and services strategy is to expand its business with existing customers and attract new customers by further enhancing its customer services and by continuing to offer favorable credit terms and competitive fuel prices.

    CARGO OPERATIONS. Mercury's cargo operations are conducted primarily at Los Angeles International Airport ("LAX") where it maintains approximately 90,000 square feet of warehouse facilities. Mercury also leases a 45,000 square foot warehouse facility near the San Francisco International Airport which it uses for cargo handling operations. In September 1995, Mercury acquired the operating and other assets of certain providers of cargo handling services at airport facilities in Toronto and Montreal, Canada. See "Business -- Recent Developments -- Excel Cargo." Mercury's strategy is to continue to expand its cargo handling operations by securing additional warehouse facilities on favorable economic terms and to obtain additional customers to fully utilize existing warehouse facilities. Space brokerage, a significant part of Mercury's cargo operations, consists of contracting with domestic and international airlines for cargo space and reselling the cargo space to customers with shipping needs. This allows airlines to increase cargo capacity utilization by using Mercury's marketing capabilities. Mercury's strategy is to expand its space brokerage operations by establishing relationships with additional shipping agents and by contracting for additional cargo space. In conducting its general cargo sales agent services, another important component of Mercury's cargo operations, Mercury acts as an agent for airlines in the Far East, Mexico, Central and South America and the United States. In this capacity, Mercury earns a commission from the airlines for selling air cargo space. Mercury's strategy is to expand its revenues and operating income from general cargo sales agent services by obtaining new sales territories for airlines with which it has an existing relationship and by entering into arrangements with additional airlines.

    FBOS. Mercury's FBO services are performed at leased facilities located at LAX and at airports in Reno, Nevada; Bakersfield, California; Burbank, California; and Santa Barbara, California. At each FBO, Mercury maintains administrative offices, conducts fuel sales and refueling operations, provides catering and other ground support services and provides tie-down space for its customers. Mercury's strategy is to acquire additional FBOs on favorable economic terms and to expand its business at existing FBOs.


    GOVERNMENT CONTRACT SERVICES. Mercury conducts its government contract services at 14 military bases throughout the United States and at three military bases outside the United States, one in Greece and two in Japan. The majority of these contracts entail providing equipment and manpower to fuel aircraft, but do not include the sale of fuel, the procurement of which is handled by the military. The Company's government contracts have terms of one to four years. Mercury has recently lost several government contracts due to base closures and other reasons. Mercury's strategy in the government contract services area is to retain existing contracts and cost effectively bid for new refueling contracts. Mercury also intends to expand the types of outsourcing services provided to the U.S. government beyond the Company's core military refueling business. Potential areas of expansion include engineering services, base operating services and maintenance and operations services. Mercury believes its expansion efforts in this area will be facilitated by its familiarity with military base operations and government contract requirements.


    Mercury's principal executive offices are located at 5456 McConnell Avenue, Los Angeles, California 90066, and its telephone number is (310) 827-2737. The Company was incorporated in New York in April 1956.

                                  THE OFFERING


Securities Offered.................  $25,000,000  aggregate  principal  amount  of        %
                                     Convertible Subordinated Debentures due 2006.
Maturity Date......................  February   , 2006.
Interest Payment Dates.............  Interest   payable  semi-annually  on  August      and
                                     February   of each year,  commencing August   ,  1996.
                                     The  first  interest payment  will  represent interest
                                     from the date  of original issuance  to and  including
                                     August   , 1996.
Denominations......................  $1,000 and any integral multiple thereof.
Conversion Rights..................  The  Debentures are  convertible at the  option of the
                                     holder  at  any   time  prior   to  maturity,   unless
                                     previously  redeemed or  repurchased, at  a conversion
                                     rate of          shares  of  Common Stock  per  $1,000
                                     principal   amount  of  Debentures  (equivalent  to  a
                                     conversion price of  approximately $      per  share),
                                     subject  to  adjustment  in  certain  circumstances as
                                     described herein.  No accrued  interest will  be  paid
                                     upon  conversion,  except that  Debentures  called for
                                     redemption which are held on a record date  respecting
                                     any  interest  payment  date  shall  be  paid  accrued
                                     interest to the earlier of  the date of conversion  or
                                     through  the end  of the  related semi-annual interest
                                     payment period.  See  "Description  of  Debentures  --
                                     Conversion Rights."

Optional Redemption................  The Debentures are redeemable on or after February   ,
                                     1999,  in whole or in part, at any time, at the option
                                     of Mercury,  at the  declining redemption  prices  set
                                     forth  herein plus accrued and  unpaid interest to the
                                     date of redemption.  In addition,  Mercury may  redeem
                                     the  Debentures between February   , 1998 and February
                                       , 1999, if the closing price of the Common Stock has
                                     been at least 140% of the Conversion Price (as defined
                                     herein) for at least 20  trading days within a  period
                                     of  30 consecutive  trading days ending  not more than
                                     five trading days prior to the date of the  redemption
                                     notice.  See  "Description of  Debentures  -- Optional
                                     Redemption."
Sinking Fund.......................  None.
Redemption Option Upon
  Death of Holder..................  Debentures tendered by an authorized representative or the surviving joint tenant, tenant by the entirety  or
                                     tenant   in  common  of  a  deceased  holder  will  be
                                     redeemable, in whole  or in  part, within  60 days  of
                                     tender,  at 100% of the  principal amount plus accrued
                                     and unpaid  interest  to  and including  the  date  of
                                     redemption,  subject to a  maximum principal amount of
                                     $100,000 per deceased holder  and a maximum  aggregate
                                     principal  amount for all deceased holders of $500,000
                                     during  each  calendar   year.  See  "Description   of
                                     Debentures  -- Repurchase of  Debentures Upon Death of
                                     Holder."
Repurchase at Option of Holder
  After Certain Changes of
  Control..........................  After a Change of Control and a Rating Downgrade, each
                                     holder  will  have  the  right,  subject  to   certain
                                     conditions,  to require  Mercury to  repurchase all or
                                     part of  such  holder's  Debentures  at  100%  of  the
                                     principal  amount  thereof,  plus  accrued  and unpaid
                                     interest to the date of repurchase. See "Risk  Factors
                                     --   Limitations  on  Repurchase  of  Debentures"  and
                                     "Description of Debentures -- Repurchase of Debentures
                                     at the Option of the  Holder After Certain Changes  of
                                     Control."
Subordination......................  The  Debentures are  unsecured obligations  of Mercury and are subordinated  in the right  of payment to  all
                                     existing  and future  Senior Indebtedness  (as defined
                                     herein) of Mercury. As of September 30, 1995, assuming
                                     application of the  net proceeds of  this offering  in
                                     the manner described herein, Senior Indebtedness would
                                     have  been approximately  $8.8 million.  The Indenture
                                     does not restrict the incurrence of additional  Senior
                                     Indebtedness  or other indebtedness  by Mercury or any
                                     subsidiary. See  "Risk Factors  -- Subordination"  and
                                     "Description of Debentures -- Subordination."
Rating.............................  The  Debentures are  rated       by  Standard & Poor's
                                     Corporation. See "Rating of Debentures."

Listing............................  Application has been  made to list  the Debentures  on the  AMEX under the symbol  MAX.A. The Common Stock is
                                     listed on the AMEX and traded under the symbol  "MAX."
                                     See "Price Range of Common Stock and Dividend Policy."
Use of Proceeds....................  Mercury  intends  to  use  the  net  proceeds  of this offering to repay  the outstanding  balance under  the
                                     Revolver  (as defined  herein); to  fund expansion and
                                     growth, both internally and through acquisitions;  and
                                     for general corporate purposes. See "Use of Proceeds."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                                       THREE MONTHS ENDED
                                                        FISCAL YEAR ENDED JUNE 30,                       SEPTEMBER 30,
                                        -----------------------------------------------------------  ----------------------
                                           1991        1992        1993         1994        1995        1994        1995
                                        ----------  ----------  -----------  ----------  ----------  ----------  ----------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Sales and revenues....................   $  73,498   $  71,746   $  84,543    $ 103,069   $ 183,000   $  35,554   $  51,880
Operating income......................       7,909       6,492       8,903       12,665      16,573       3,851       4,597
Income before income taxes............       1,634         616       3,363(1)      5,169      7,312       1,724       2,076
Net income............................         944         359       1,950        2,995       4,307       1,002       1,232

PER SHARE DATA: (2)
Net income per common share on a fully
  diluted basis.......................   $    0.38   $    0.01   $    0.39    $    0.59   $    0.76   $    0.18   $    0.22
Weighted average common shares
  outstanding.........................   2,377,821   2,394,151   2,431,549    3,719,884   5,420,158   5,354,000   5,415,000

SUPPLEMENTAL DATA:
EBITDA (3)............................  $    4,474  $    2,761  $    5,024   $    8,404  $   11,210  $    2,661  $    3,124
Ratio of earnings to fixed charges
  (4).................................        1.82x       1.36x       2.73 x       3.82x       4.16x       4.34x       4.11x
Dividends per share (5)...............          --          --          --           --  $     0.02          --  $     0.01

                                                                                              SEPTEMBER 30, 1995
                                                                                          --------------------------
                                                                                           ACTUAL    AS ADJUSTED (6)
                                                                                          ---------  ---------------
BALANCE SHEET DATA:
Working capital.........................................................................  $  20,488     $  31,991
Total assets............................................................................     59,491        72,544
Long-term debt (net of current maturities)..............................................     20,011        33,064
Total liabilities.......................................................................     40,756        53,809
Shareholders' equity....................................................................     18,735        18,735

---------------
(1)  Includes a pre-tax gain from a legal judgment in the amount of $1,060,000.

(2) Shares outstanding and earnings per share have been adjusted retroactively to reflect the payment of a ten percent stock dividend on June 16, 1995.

(3)  EBITDA as  used herein  means earnings  before interest  expense,  interest
     income,   taxes,  depreciation  and  amortization,  and  excludes  minority interest and the pre-tax gain from a legal judgment in fiscal 1993.

(4) For purposes of calculating this ratio, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, representative of that portion of the rental expense attributable to interest. The pro forma ratio, adjusted to reflect the issuance of the Debentures offered hereby and the application of the net proceeds therefrom to repay the Revolver, with the balance invested at short-term market rates, would be 2.70x and 2.96x for the year ended June 30, 1995 and the three months ended September 30, 1995, respectively.

(5) In December 1994, Mercury's Board of Directors adopted a quarterly dividend plan of $.01 per share of common stock. Dividends in the aggregate amounts of $50,000, $50,000, $55,000 and $54,000 were paid on February 1, 1995, May
     1, 1995, September 1, 1995 and November 1, 1995, respectively.

(6) Adjusted to reflect the issuance of the Debentures offered hereby and the application of a portion of the net proceeds therefrom to repay the Revolver in full. As of November 30, 1995, the amount of the Revolver was $12.0 million. See "Use of Proceeds."

                                  RISK FACTORS

    THE DEBENTURES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS INHERENT IN AN INVESTMENT IN THE DEBENTURES.

SUBSTANTIAL LEVERAGE

    The Company's leverage will increase following the issuance of the Debentures. As of September 30, 1995, the Company's actual leverage, as measured by its long-term debt to capitalization ratio, was 51.6%; assuming the issuance of the Debentures and the application of the net proceeds therefrom, the Company's leverage would have been 63.8%. The degree to which the Company is leveraged could have important consequences to holders of the Debentures, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of the principal of and interest on the Debentures and existing indebtedness; and (iii) the Company's substantial degree of leverage may make it more vulnerable to a downturn in the aviation services industry, which historically has been sensitive to changes in general economic conditions. Although the Company presently anticipates that it will be able to pay its debt service and other obligations, there can be no assurance that the Company will possess sufficient income and liquidity to meet all of its long-term debt service requirements and other obligations. See "Use of Proceeds" and "Capitalization."

CONSENT OF LENDER TO ADDITIONAL INDEBTEDNESS

    Under the terms of its Credit Facility (as defined herein), Mercury's principal lender must consent to the incurrence of any additional indebtedness. There can be no assurance that Mercury will not require additional funds to repay the Debentures, that such additional funds could be obtained, or that the lender would consent to Mercury incurring additional indebtedness. Moreover, Mercury may in the future enter into financing arrangements which could require additional consents to repay the Debentures and/or contain terms limiting its ability to incur additional indebtedness. There can be no assurance that such additional consents could be obtained, or that the lender under such additional financing arrangements would allow Mercury to enter into further indebtedness.

CREDIT QUALITY OF RECEIVABLES

    Mercury frequently sells aviation fuel on an unsecured basis with extended credit terms. In addition, a substantial portion of Mercury's accounts receivable are due from smaller and generally less well-established or well-capitalized airlines, including certain foreign, regional, commuter and start-up airlines, which may be less creditworthy than larger, well-established and well-capitalized airlines. Mercury has incurred in the past and is likely to continue to incur losses as the result of the business failure of a customer. The failure of a relatively large customer or a number of smaller customers could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Fuel Sales and Services."

FOREIGN CUSTOMERS

    Approximately 39% of Mercury's consolidated revenues for fiscal 1995 were generated from foreign-based customers headquartered in Asia, Europe, Latin America and the Caribbean. Mercury frequently grants foreign customers extended credit terms, which may result in proportionately larger receivable balances for a given quantity of fuel sales. To the extent such customers are also large fuel purchasers, Mercury's credit exposure to a single customer may be relatively large. Although invoices are usually denominated in U.S. dollars, foreign customers may have difficulty in paying such invoices in the event of the devaluation of their national currency. In addition, if a foreign customer fails to abide by its contractual commitments, Mercury's legal remedies may not be as effective as they would be in collecting from domestic customers.

DEPENDENCE ON SIGNIFICANT CUSTOMERS

    Although during fiscal 1995 no single customer accounted for over 10% of Mercury's consolidated revenues, at times certain key customers have accounted for a significant portion of Mercury's consolidated revenues and/or operating income. Furthermore, at times certain key customers have accounted for a significant portion of the revenues and/or operating income of one or more of Mercury's operating units. The loss of one or more key customers in any of Mercury's operating units could substantially impair the operating results of such operating unit and could have a material adverse effect on Mercury's business, operating results and financial condition.

NATURE OF CONTRACTS

    A large portion of Mercury's business with its customers is based on verbal agreements, invoice terms or short-term contracts terminable by either party upon limited notice. While Mercury has operated pursuant to such contracts for some time, there can be no assurance that such contracts, agreements or arrangements will not be terminated. The termination of a large portion of those arrangements could have a material adverse effect on Mercury's business, operating results and financial condition.

COMPETITION

    Each of the markets in which Mercury operates is highly competitive. In the aviation fuel sales and services market, Mercury is in direct competition with major oil companies, major airlines and other aircraft support companies. In the cargo services market, Mercury competes with major airlines, specialized freight transporters and other cargo service firms. In the FBO market, Mercury competes against other FBOs at each of the airports at which it currently operates. In the military services market, Mercury competes with other military service contractors as well as government provided services. Competition for customers between Mercury and its competitors is principally on the basis of price and quality of service. Substantially all of the Company's services are subject to competitive bidding. Many of the Company's competitors have greater financial, technical and marketing resources than Mercury. There can be no assurance that the Company will be able to compete successfully with existing or new competitors. See "Business -- Competition."

GENERAL ECONOMIC CONDITIONS

    The air transportation industry is highly sensitive to general economic conditions. Mercury's fuel sales and services business, air cargo operations and FBOs could be adversely affected by a sustained economic recession either in the United States or globally. A substantial reduction in air traffic, particularly at LAX, or financial problems incurred by Mercury's commercial customers could have a material adverse effect on Mercury's business, operating results and financial condition. Furthermore, Mercury's business with foreign air carriers, its fuel sales and its cargo operations could be adversely affected by political or military disputes involving the United States and/or certain foreign countries.

AVIATION FUEL AVAILABILITY

    Mercury's fuel sales business could be materially adversely affected by a significant decrease in the availability, or increase in the price, of aviation fuel. Fuel sales and services represented approximately 77.5% and 62.5% of total revenues in fiscal 1995 and fiscal 1994, respectively. For the last five years, with the exception of a short-term market dislocation surrounding the Gulf War in 1990-1991, aviation fuel prices have remained in a relatively predictable range. However, there can be no assurance that such prices will remain within such range in the future. Moreover, although Mercury believes that there are currently adequate aviation fuel supplies and that aviation fuel supplies will generally remain available, events outside Mercury's control have in the past resulted and could in the future result in spot shortages or rapid increases in fuel costs. If aviation fuel prices were to materially increase for a sustained period, or if aviation fuel supplies were for any reason to become unavailable to Mercury, Mercury's business, operating results and financial condition could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Fuel Sales and Services."

IMPACT OF FUEL SALES ON WORKING CAPITAL

    The Company uses substantial working capital to finance accounts receivable generated from its fuel sales operations. The amount of working capital consumed by these accounts receivable depends primarily on the quantity of fuel sold, the price of the fuel, the Company's extension of credit and customer compliance with credit terms. Any increase in such quantity or price, any increase in credit extended, or any substantial customer noncompliance with credit terms will result in a corresponding increase in the aggregate accounts receivable balance, thereby requiring Mercury to employ additional working capital. While the quantity of fuel sold by Mercury has increased substantially in the last several years, Mercury has been able to finance the related growth in accounts receivable by increasing the Credit Facility and through internally generated funds. However, at the current level of fuel sales, if the price of aviation fuel were to materially increase for a sustained period, Mercury might have to reallocate funds from business expansion to meet working capital demand, or alternatively, Mercury could be forced to curtail fuel sales or change the credit terms granted to its customers, which could adversely affect earnings and jeopardize established customer relationships. See "Business -- Fuel Sales and Services."

EFFECT OF AVIATION FUEL AVAILABILITY ON CUSTOMERS

    A material rise in the price or material decrease in the availability of aviation fuel would adversely impact Mercury's customers. To the extent that Mercury's airline customers were not able to immediately adjust their business operations to reflect increased operating costs, they could take relatively longer to pay Mercury's accounts receivable. Such payment delays would further increase Mercury's working capital demands. In some cases, the impact of a fuel price increase could materially impair the financial stability of an airline customer such that it would be unable to pay amounts owed to Mercury and could result in such airline customer filing for bankruptcy protection. In that event, Mercury could incur significant losses related to the uncollectability of the receivable. See "Business -- Fuel Sales and Services."

MANAGEMENT OF GROWTH

    Mercury has experienced rapid growth of its business. Management's ability to support and manage this growth is dependent upon, among other things, the ability to hire, train, motivate and retain personnel, and the quality and flexibility of its internal controls and automated systems. If Mercury's management is unable to manage growth effectively, Mercury's business, operating results and financial condition could be adversely affected.

DEPENDENCE UPON KEY PERSONNEL

    Mercury's success depends in large part on its ability to retain and develop its management team. To date, Mercury has been heavily dependent upon Seymour Kahn, its Chairman of the Board and Chief Executive Officer, who maintains significant personal relationships with many of Mercury's major customers. Mr. Kahn is 68 years old and his employment agreement with Mercury expires in December 1998. Although Mercury has a key man life insurance policy on the life of Mr. Kahn, Mercury's operations could be adversely affected if, for any reason, Mr. Kahn does not continue to be active in Mercury's management. The future success of Mercury also depends on its ability to identify, attract and retain additional qualified management personnel. There can be no assurance that employees will not leave Mercury or compete against Mercury. Mercury's failure to attract additional qualified employees or to retain the services of key personnel could materially adversely affect the Company's business, operating results and financial condition. See "Business -- Employees" and "Management."

EXPANSION BY ACQUISITION

    Mercury's strategy is to expand its operations through internal growth as well as through selected acquisitions of aviation businesses which may be integrated into or complement Mercury's existing businesses. Although Mercury regularly reviews possible acquisition candidates, there can be no assurance that suitable acquisition candidates will be identified or that acquisitions can be consummated on acceptable terms. Under the Credit Facility, the consent of Mercury's principal lender may be required for an acquisition. Failure to accomplish future acquisitions could limit Mercury's revenue and earnings growth potential. In addition, acquisitions involve a number of risks that could adversely affect Mercury's business, operating results and financial condition, including the diversion of management's attention, the assimilation of the operations and personnel of the acquired companies, the amortization of acquired intangible assets and the potential loss of key employees. There can be no assurance that any acquisition by Mercury will not materially adversely affect Mercury's business, operating results and financial condition or that any such acquisition will enhance Mercury's business, operating results or financial condition. See "Business -- Recent Developments."

GOVERNMENT CONTRACT SERVICES OUTLOOK


    Mercury's government contract services business has been negatively impacted by contract losses due to base closures, the loss of competitive bids, small business contract set asides and internalization of the refueling function by the U.S. military. Since June 30, 1994, ten contracts held by Mercury have been terminated for such reasons, five of which were terminated in fiscal 1995, four of which have been terminated or are scheduled for termination during fiscal 1996, and one of which is scheduled for termination in fiscal 1997. Since June 30, 1994, Mercury renewed two four-year contracts and added two contracts. Growth of the Company's government contract services business is dependent on obtaining additional contracts and renewing existing contracts through the process of competitive bids, and on expanding the types of outsourcing services provided to the U.S. government. There can be no assurance that the Company will be able to obtain additional government contracts, renew existing government contracts, or expand the types of outsourcing services provided to the U.S. government. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" and "Business -- Government Contract Services."


CAPACITY CONSTRAINTS IN CARGO OPERATIONS

    Growth prospects for Mercury's cargo handling operations are limited by the availability of additional strategically located warehouse facilities. Mercury's cargo handling operations currently occur principally at LAX. Mercury also leases a warehouse facility which it uses for cargo handling in San Francisco, California. In addition, Mercury recently acquired certain operating and other assets used for cargo handling services at airport facilities in Toronto and Montreal. At LAX, a portion of Mercury's cargo handling operations are conducted in a facility subject to a month-to-month agreement. Continuous long-term growth in Mercury's cargo handling operations can be realized only by maintaining and expanding current warehouse facilities or by obtaining additional warehouse facilities at existing or new locations. There can be no assurance that the Company will be able to maintain or expand its existing warehouse facilities or continue to obtain additional warehouse facilities. See "Business -- Cargo Operations" and "Business -- Recent Developments."

GROWTH POTENTIAL FOR FBOS

    Growth within Mercury's FBOs is not likely to be substantial, and may not occur at all, without the acquisition of additional FBO locations. There can be no assurance that Mercury will be able to obtain additional FBO facilities to support continued, long-term growth in this unit. Even if such facilities are available, the cost of the acquisition or the capital expenditure requirements thereof may be prohibitive or render the operation of such facilities unprofitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" and "Business -- Fixed Base Operations."

AVIATION FUEL INVENTORY

    Due to the nature of Mercury's business, the volume of its aviation fuel inventories has increased and may continue to increase. Depending upon the price and price movement of aviation fuel, such inventories may subject Mercury to a risk of financial loss. Mercury's fuel inventories are partially hedged pursuant to pricing terms with its customers and to transactions in heating oil futures. There can be no assurance that such hedges will adequately protect Mercury in the event of a substantial downward movement in the price of aviation fuel. See "Business -- Fuel Sales and Services."

ENVIRONMENTAL MATTERS

    Mercury owns and leases underground fuel storage tanks and operates fuel tank trucks. Leaks or spills from such fuel containers could expose Mercury to substantial remediation costs or capital expenditures to repair or replace fuel containers. Mercury's fuel tanks, fuel trucks and other operations are subject to numerous federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and transporting of fuel and related materials. Mercury believes that it has installed the necessary safeguards and procedures required for full compliance with all such applicable environmental laws and regulations regarding its fuel facilities. There can be no assurance that changes to applicable laws and regulations will not in the future occur which might require substantial additional expenditures. See "Business -- Environmental Matters."

EMPLOYEE RELATIONS

    Many workers in the aviation services industry are represented by labor unions. If unionization of Mercury's employees were to occur, changes to effective labor costs and employee utilization could result in an increase in costs which could adversely affect Mercury's business, operating results and financial condition. See "Business -- Employees."

CONTROL OF MERCURY


    As of December 31, 1995, Mr. Kahn beneficially owned approximately 25.5% of the Company's outstanding voting securities. As a principal shareholder, Mr. Kahn is able to exert greater influence than other shareholders of Mercury in the election of the members of Mercury's Board of Directors and in business transactions such as mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of additional Common Stock or other equity securities and the payment of dividends. See "Principal Shareholders" and "Management -- Certain Transactions."


POSSIBLE NEGATIVE EFFECTS OF PREFERRED STOCK AND LOAN PROVISIONS

    Mercury's Articles of Incorporation authorize the issuance of up to 3,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors may, without shareholder approval, issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the rights, value and liquidity of the Common Stock. The issuance of shares of preferred stock may also have the effect of rendering more difficult an acquisition or a change in control of Mercury. Moreover, such issuance may constitute a Change of Control, which, in certain instances, may require Mercury to repurchase the Debentures. Mercury has no present plans to issue shares of preferred stock. See "Description of Debentures -- Repurchase of Debentures at the Option of the Holder After Certain Changes of Control" and "Description of Capital Stock -- Preferred Stock."

LIMITATIONS ON REPURCHASE OF DEBENTURES

    After a Change of Control and a Rating Downgrade, a holder of Debentures, may have the right, at the holder's option, to require the Company to repurchase all or a portion of such holder's Debentures. Repurchase rights may also apply following the death of a holder of Debentures. If either event was to occur, there can be no assurance that the Company would have sufficient funds to repurchase the Debentures. In addition, the Company's repurchase of Debentures may be limited by, or create an event of default under, its Credit Facility or under additional agreements relating to borrowings which the Company may enter into from time to time. See "Description of Debentures -- Repurchase of Debentures at the Option of the Holder After Certain Changes of Control" and "Description of Debentures -- Repurchase of Debentures Upon Death of Holder."

ABSENCE OF SECURITY FOR PAYMENT; LIMITED COVENANTS IN THE INDENTURE

    The Debentures are unsecured obligations of Mercury and do not have the benefit of a sinking fund or other similar provision for payment at maturity. Furthermore, the Indenture contains only limited covenants, none of which are designed to protect holders of the Debentures in the event of a material adverse change in Mercury's business, operating results or financial condition. Moreover, the Indenture does not restrict the incurrence of additional Senior Indebtedness or other Indebtedness (as defined in the Indenture) by Mercury or any subsidiary. Consequently, Mercury could become more highly leveraged, resulting in an increase in debt service that could adversely affect Mercury's ability to service the Debentures. During the continuance beyond any applicable grace period of any default in the payment of principal, premium, interest or any other payment due on any Senior Indebtedness, no payment of principal, premium, if any, or interest on the Debentures (including the redemption of any Debentures) may be made by the Company. See "Description of Debentures."

SOURCES OF PAYMENTS ON THE DEBENTURES

    The Debentures are obligations exclusively of the Company and not of any of its subsidiaries. The Company's cash flow and its ability to service debt, including the Debentures, are partially dependent upon the earnings of its subsidiaries and the distribution of those earnings to the Company, or upon other payments of funds by the subsidiaries to the Company. During fiscal 1995, 42.2% of the Company's operating income and 13.9% of its revenues were derived from two of its subsidiaries, Mercury Air Cargo, Inc. ("MAC") and Maytag Aircraft Corporation ("Maytag"). The Company's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debentures or to make any funds available therefor, whether by dividends, loans or other payments. In addition, MAC and Maytag are direct obligors under the Credit Facility. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to additional contractual restrictions or to statutory or other restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations. See "Description of Debentures -- Subordination."

SUBORDINATION

    The Debentures are subordinated in the right of payment to all existing and future Senior Indebtedness of Mercury. As of September 30, 1995, after giving effect to this offering and the application of the net proceeds therefrom, Senior Indebtedness would have been approximately $8.8 million. The Company's
Credit Facility and certain other Senior Indebtedness are secured by substantially all of Mercury's assets. Therefore, in the event of a liquidation, dissolution, reorganization or similar proceeding involving Mercury, the assets of Mercury will be available to pay obligations on the Debentures (and any other obligations ranking PARI PASSU with the Debentures) only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets to pay any or all amounts due on the Debentures. If Mercury becomes insolvent or is liquidated, or if payment of the Senior Indebtedness is accelerated, the holders of the Senior Indebtedness would be entitled to exercise the remedies available to secured lenders under applicable law and pursuant to the terms of the Senior Indebtedness. See "Description of Debentures -- Subordination."

LIMITED MARKET FOR DEBENTURES

    There is no existing market for the Debentures. Mercury will attempt to have the Debentures listed on the AMEX. The Company has been advised by the Underwriters that they intend to make a market in the Debentures; however, there can be no assurance that an active trading market in the Debentures will develop. If a market were to develop, the Debentures could trade at prices higher or lower than the initial offering price thereof depending on many factors, including but not limited to prevailing interest rates, Mercury's operating results, the market price for the Common Stock and the market for similar securities. If the Underwriters cease making a market in the Debentures, the price of the Debentures may be adversely affected and holders may be unable to sell the Debentures.

RULE 144 SALES


    The prevailing market price of Common Stock after this offering could be adversely affected by future sales of Common Stock by existing shareholders and option holders. Of the 5,380,087 shares of Common Stock outstanding as of December 31, 1995, 1,595,790 shares were held by affiliates of Mercury and were not freely tradable except in compliance with Rule 144 ("Rule 144") promulgated by the Commission under the Securities Act. Subject to the satisfaction of certain conditions, Rule 144 permits aggregate sales by any affiliate in a three-month period of no more than the greater of 1% of the outstanding shares (53,800 shares as of December 31, 1995) or the average of the weekly trading volume for the shares for the four weeks preceding the sale.


                                USE OF PROCEEDS


    The net proceeds of this offering, after deducting the underwriting discount and commissions and estimated expenses of the offering, are estimated to be $23,450,000 ($27,012,500 if the Underwriters' over-allotment option is exercised in full). Mercury's credit facility with its senior lender (the "Credit Facility") consists of a revolving portion (the "Revolver") and a term portion (the "Term Loan"). Mercury intends to use the net proceeds to repay its outstanding balance under the Revolver; for expansion and growth of its business, both internally and through acquisitions; and for general corporate purposes. As of December 31, 1995, outstanding advances under the Revolver were $13.1 million, accruing interest at an effective rate of approximately 8% per annum.

                                 CAPITALIZATION

    The following table sets forth the capitalization of Mercury on a consolidated basis at September 30, 1995, and as adjusted to reflect the sale of the Debentures offered hereby and the application of the net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with Mercury's consolidated financial statements and the accompanying notes contained elsewhere in this Prospectus.


                                                                                           SEPTEMBER 30, 1995
                                                                                        -------------------------
                                                                                         ACTUAL    AS ADJUSTED(1)
                                                                                        ---------  --------------
                                                                                             (IN THOUSANDS)
Long-term debt:
  Revolver (2)(4).....................................................................  $  11,947    $       --
  Other long-term debt (3)(4).........................................................      8,064         8,064
     % Convertible Subordinated Debentures due 2006...................................         --        25,000
                                                                                        ---------  --------------
    Total long-term debt..............................................................     20,011        33,064
Shareholders' equity:
  Preferred Stock, par value $.01 per share, 3,000,000 shares authorized; no shares
    outstanding.......................................................................         --            --
  Common Stock, par value $.01 per share, 9,000,000 shares authorized; 5,371,087
    shares outstanding (5)............................................................         54            54
  Additional paid-in capital..........................................................     14,611        14,611
  Retained earnings...................................................................      4,225         4,225
  Common Stock in treasury (35,200 shares)............................................       (155)         (155)
                                                                                        ---------  --------------
    Total shareholders' equity........................................................     18,735        18,735
                                                                                        ---------  --------------
Total capitalization..................................................................  $  38,746    $   51,799
                                                                                        ---------  --------------
                                                                                        ---------  --------------


------------
(1) Adjusted to reflect the sale of the Debentures (assuming the Underwriters' over-allotment option is not exercised) and the application of $11,947,000 of the net proceeds to repay the Revolver in full.

(2) Advances to Mercury under the Revolver bear interest at a fluctuating per annum rate equal to either the lender's announced prime rate ("Prime Rate") plus 1/2%, or the London Interbank Offered Rate ("LIBOR") plus 2%, at the Company's option.

(3) Includes the outstanding balance on the Term Loan of $4,378,000. The Term Loan bears interest at the Prime Rate plus 3/4%, provided no change in the interest rate shall be made for any decrease in the Prime Rate below 5%, or LIBOR plus 2 1/4%. Principal under the Term Loan is repayable in monthly installments of $125,000. Upon an event of default which remains uncured, interest will accrue and compound monthly at the applicable interest rate described above plus 2%.

(4) The Credit Facility requires Mercury to maintain certain levels of financial performance, including specified minimum levels of tangible net worth, as defined, working capital and ratios related to working capital and debt to net worth. The Credit Facility also limits Mercury's annual capital expenditures and limits the payment of dividends on shares of Common Stock to $250,000 annually. For the fiscal years ended June 30, 1994 and June 30, 1995, Mercury was, and Mercury currently is, in compliance with each of the financial covenants contained in the Credit Facility.

(5) Excludes               shares of  Common Stock  reserved for  issuance  upon
    conversion of the Debentures offered hereby, 284,250 shares of Common Stock reserved for issuance upon the exercise of options granted or to be granted under the Company's 1990 Directors Stock Option Plan, 242,800 shares of Common Stock reserved for issuance upon the exercise of options granted or to be granted under the Company's 1990 Long-Term Incentive Stock Plan, 110,000 shares of Common Stock reserved for issuance upon the exercise of a Non-Qualified Stock Option dated

    January 31, 1993, 18,335 shares of Common Stock reserved for issuance upon the exercise of a certain underwriter warrant dated June 18, 1991, and 167,970 shares of Common Stock reserved for issuance upon conversion of the debenture issued in connection with the Excel Transaction (as defined herein). See "Business -- Recent Developments -- Excel Cargo," "Management -- Compensation of Directors" and Note 11 of Notes to Consolidated Financial Statements.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


    Mercury's Common Stock is listed and traded on the AMEX under the symbol "MAX." The table below sets forth, for the quarterly periods indicated, the high and low daily closing sale prices on the AMEX for the Company's Common Stock. All per share stock price information has been adjusted to reflect the June 16, 1995 ten percent stock dividend.



                                                                                                 HIGH        LOW
                                                                                               ---------  ---------
FISCAL 1994:
Quarter ended September 30, 1993.............................................................  $    3.13  $    2.50
Quarter ended December 31, 1993..............................................................       3.64       2.84
Quarter ended March 31, 1994.................................................................       5.68       3.30
Quarter ended June 30, 1994..................................................................       5.45       4.09

FISCAL 1995:
Quarter ended September 30, 1994.............................................................  $    6.14  $    4.89
Quarter ended December 31, 1994..............................................................       7.05       5.11
Quarter ended March 31, 1995.................................................................       8.64       6.25
Quarter ended June 30, 1995..................................................................       9.00       7.27

FISCAL 1996:
Quarter ended September 30, 1995.............................................................  $    9.00  $    7.75
Quarter ended December 31, 1995..............................................................      10.75       8.13
Quarter ending March 31, 1996 (through January 10, 1996).....................................       8.63       8.00



    On January 10, 1996, the closing sale price of the Common Stock as reported on the AMEX was $8.00. As of January 9, 1996, there were approximately 479 holders of record.


    In December 1994, Mercury's Board of Directors adopted a quarterly dividend plan of $.01 per common share. The first such dividend was paid on February 1, 1995. Based upon the current number of shares of Common Stock outstanding and assuming the quarterly amount of $.01 per share remains in effect, annual dividend requirements will amount to approximately $215,000. Mercury intends to review its dividend policy from time to time in light of its earnings, financial condition and other relevant factors, including applicable covenants in debt and other agreements. In this regard, as discussed in Note 9 of Notes to Consolidated Financial Statements, certain of Mercury's loan agreements provide for the maintenance of specified levels of working capital as well as limitations on cash dividends.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The consolidated statement of income data set forth below with respect to the years ended June 30, 1993, 1994 and 1995 and the consolidated balance sheet data at June 30, 1994 and 1995 are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this Prospectus. The consolidated statement of income data set forth below with respect to the years ended June 30, 1991 and 1992 and the consolidated balance sheet data at June 30, 1991, 1992, and 1993 are derived from audited financial statements of Mercury not included in this Prospectus. The selected consolidated financial data presented below as of September 30, 1994 and September 30, 1995, and for the three-month periods then ended, have been derived from the unaudited consolidated financial statements of Mercury and reflect all normal recurring accruals and adjustments which, in the opinion of Mercury's management, are necessary for a fair presentation of the unaudited results. The information presented below should be read in conjunction with the consolidated financial statements and notes thereto presented elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                                THREE MONTHS
                                                           FISCAL YEAR ENDED JUNE 30,                       ENDED SEPTEMBER 30,
                                          -------------------------------------------------------------    ----------------------
                                            1991         1992         1993         1994         1995         1994         1995
                                          ---------    ---------    ---------    ---------    ---------    ---------    ---------
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Sales and revenues......................  $  73,498    $  71,746    $ 84,543     $ 103,069    $ 183,000    $  35,554    $  51,880
Operating income........................      7,909        6,492       8,903        12,665       16,573        3,851        4,597
Income before income taxes..............      1,634          616       3,363 (1)     5,169        7,312        1,724        2,076
Net income..............................        944          359       1,950         2,995        4,307        1,002        1,232
PER SHARE DATA: (2)
Net income per common share on a fully
  diluted basis.........................  $    0.38    $    0.01    $   0.39     $    0.59    $    0.76    $    0.18    $    0.22
Weighted average common shares
  outstanding...........................  2,377,821    2,394,151    2,431,549    3,719,884    5,420,158    5,354,000    5,415,000
SUPPLEMENTAL DATA:
EBITDA (3)..............................  $   4,474    $   2,761    $  5,024     $   8,404    $  11,210    $   2,661    $   3,124
Ratio of earnings to fixed charges
  (4)...................................       1.82x        1.36x       2.73 x        3.82x        4.16x        4.34x        4.11x
Dividends per share (5).................         --           --          --            --    $    0.02           --    $    0.01

                                                          AT JUNE 30,                  AT SEPTEMBER 30,
                                          -------------------------------------------  ----------------
                                           1991     1992     1993     1994     1995     1994     1995
                                          -------  -------  -------  -------  -------  -------  -------
BALANCE SHEET DATA:
Working capital.........................  $ 5,482  $ 6,182  $ 8,409  $ 9,353  $20,528  $12,339  $20,488
Total assets............................   22,370   26,090   31,800   35,442   54,210   40,822   59,491
Long-term debt (net of current
  maturities)...........................    4,941    7,299    9,821    8,650   17,104   10,711   20,011
Total liabilities.......................   14,966   18,001   22,264   21,806   35,839   26,713   40,756
Shareholders' equity....................    7,404    8,089    9,536   13,636   18,371   14,109   18,735

---------------
(1)  Includes a pre-tax gain from a legal judgment in the amount of $1,060,000.

(2) Shares outstanding and earnings per share have been adjusted retroactively to reflect the payment of a ten percent stock dividend on June 16, 1995.

(3)  EBITDA as  used herein  means earnings  before interest  expense,  interest
     income,   taxes,  depreciation  and  amortization,  and  excludes  minority interest and the pretax gain from a legal judgment in 1993.

(4) For purposes of calculating this ratio, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, representative of that portion of the rental expense attributable to interest. The pro forma ratio, adjusted to reflect the issuance of the Debentures offered hereby and the application of the net proceeds therefrom to repay the Revolver, with the balance invested at short-term market rates, would be 2.70x and 2.96x for the fiscal year ended June 30, 1995 and the three months ended September 30, 1995, respectively.

(5) In December 1994, Mercury's Board of Directors adopted a quarterly dividend plan of $.01 per share of common stock. Dividends in the aggregate amounts of $50,000, $50,000, $55,000 and $54,000 were paid on February 1, 1995, May
     1, 1995, September 1, 1995 and November 1, 1995, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

    THREE MONTHS ENDED SEPTEMBER 30, 1995 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 1994

    The following table sets forth, for the periods indicated, the revenues and operating income of each of the Company's four operating units, as well as certain other financial data.

                                                                  THREE MONTHS ENDED SEPTEMBER 30,
                                                              -----------------------------------------
                                                                     1994                  1995
                                                              -------------------   -------------------
                                                                       % OF TOTAL            % OF TOTAL
                                                              AMOUNT    REVENUES    AMOUNT    REVENUES
                                                              ------   ----------   ------   ----------
                                                                        (DOLLARS IN MILLIONS)
Revenues:
Fuel sales and services.....................................  $25.1       70.6%     $41.1       79.3%
Cargo operations............................................    2.1        5.8        2.9        5.6
Government contract services................................    4.2       11.8        3.6        6.8
FBOs........................................................    4.2       11.8        4.3        8.3
                                                              ------     -----      ------     -----
  Total revenues............................................  $35.6      100.0%     $51.9      100.0%
                                                              ------     -----      ------     -----
                                                              ------     -----      ------     -----

                                                                       % OF UNIT            % OF UNIT
                                                              AMOUNT   REVENUES    AMOUNT   REVENUES
                                                              ------   ---------   ------   ---------
Operating income:
Fuel sales and services.....................................   $1.4       5.5%      $2.0       4.7%
Cargo operations............................................    0.5      25.9        0.9      32.1
Government contract services................................    1.0      24.3        0.9      24.7
FBOs........................................................    0.9      21.6        0.8      19.5
                                                              ------      ---      ------      ---
  Total operating income....................................   $3.8      10.8%      $4.6       8.9%
                                                              ------      ---      ------      ---
                                                              ------      ---      ------      ---

                                                                       % OF TOTAL            % OF TOTAL
                                                              AMOUNT    REVENUES    AMOUNT    REVENUES
                                                              ------   ----------   ------   ----------
Expenses:
Selling, general and administrative.........................  $ 1.2        3.3%     $ 1.5        2.8%
Depreciation and amortization...............................    0.6        1.7        0.6        1.2
Interest and other..........................................    0.3        1.0        0.4        0.9
                                                              ------     -----      ------     -----
Income before income taxes..................................    1.7        4.8        2.1        4.0
Provision for income taxes..................................    0.7        2.0        0.9        1.6
                                                              ------     -----      ------     -----
  Net income................................................  $ 1.0        2.8%     $ 1.2        2.4%
                                                              ------     -----      ------     -----
                                                              ------     -----      ------     -----

    Revenues in the three months ended September 30, 1995 increased 45.9% to $51.9 million from $35.6 million in the same period of the prior year. Operating income in the three months ended September 30, 1995 increased 19.4% to $4.6 million from $3.8 million in the same period of the prior year.

    Revenues from fuel sales and services include all revenues from Mercury's contract fueling business, as well as revenues from a number of other commercial activities which are headquartered at LAX as part of Mercury's fuel sales and services operations. These activities include refueling services at LAX and John Wayne International Airport in Santa Ana, California, the brokering of non-aviation fuel to industrial and commercial customers, the provision of air frame and power plant mechanics to commercial airlines and the provision of cargo warehouse manpower to a commercial airline. Revenues from the sale of fuel by Mercury's FBOs are included in the amounts for FBOs, and not in fuel sales and services.

    Revenues from fuel sales and services represented 79.3% of total revenues in the three months ended September 30, 1995 compared to 70.6% of total revenues in the same period of the prior year. Revenues from fuel sales and services in the three months ended September 30, 1995 increased 63.7% to $41.1 million from $25.1 million in the same period of the prior year. The increase in revenues from fuel sales and services was primarily due to an increase in the number of gallons sold as a result of the addition of a significant number of new accounts subsequent to September 30, 1994. Average fuel prices were marginally higher in the three months ended September 30, 1995 compared to the same period of the prior year. Operating income from fuel sales and services in the three months ended September 30, 1995 increased 40.5% to $2.0 million from $1.4 million in the same period of the prior year. The increase was attributable primarily to an increase in fuel sales, and to a lesser extent, a slight improvement in per gallon margins. Due to sales to the new accounts subsequent to September 30, 1994 which were included in the results of the second fiscal quarter of 1995, the comparative rate of growth in fuel sales and services revenues and operating income in the second fiscal quarter of 1996 is expected to be lower than that experienced in the three months ended September 30, 1995.

    Revenues from cargo operations in the three months ended September 30, 1995 increased 39.7% to $2.9 million from $2.1 million in the same period of the prior year. This increase was primarily due to a general increase in the volume of business from existing accounts. Operating income from cargo operations in the three months ended September 30, 1995 increased 72.7% to $931,000 from $539,000 in the same period of the prior year.


    Revenues from government contract services in the three months ended September 30, 1995 decreased 15.8% to $3.6 million from $4.2 million in the same period of the prior year. The decrease was primarily due to five contract terminations during fiscal 1995, which terminations were only partially offset by a new contract received in November 1994. Operating income from government contract services in the three months ended September 30, 1995 decreased 14.5% to $873,000 from $1.0 million in the same period of the prior year due to lower revenues. Subsequent to September 30, 1995, four government contracts have been terminated or are scheduled for termination in fiscal 1996, and one government contract is scheduled for termination in fiscal 1997.


    Revenues from FBOs in the three months ended September 30, 1995 increased 2.9% to $4.3 million from $4.2 million in the same period of the prior year in part due to an increase in fuel sales and to higher service revenues. Operating income in the three months ended September 30, 1995 decreased 6.8% to $841,000 from $902,000 in the same period of the prior year. The decrease was primarily attributable to lower per gallon margins and higher operating expenses.

    Selling, general and administrative expenses in the three months ended September 30, 1995 increased 23.8% to $1.5 million from $1.2 million in the same period of the prior year. The increase was primarily due to higher compensation expense and, to a lesser extent, higher professional fees and facility expenses.

    Depreciation and amortization expense in the three months ended September 30, 1995 increased 2.8% to $623,000 from $606,000 in the same period of the prior year.

    Interest expense in the three month periods September 30, 1995 increased 44.7% to $437,000 from $302,000 in the same period of the prior year. The increase was due to significantly higher average borrowings under the Revolver.

    Charges for minority interest were eliminated in the three months ended September 30, 1995 as compared to $42,000 in the same period of the prior year. The elimination was due to the acquisition of the remaining minority interest's share of MAC in November 1994. See Note 4 of Notes to Consolidated Financial Statements.


    Income tax expense in the three months ended September 30, 1995 approximated 40.7% of pre-tax income and 41.9% in the same period of the prior year, reflecting the expected effective annual tax rate.

    FISCAL 1993, 1994, AND 1995

    The following table sets forth, for the periods indicated, the revenues and operating income for each of the Company's four operating units, as well as certain other financial data.


                                                                                   YEAR ENDED JUNE 30,
                                                              -------------------------------------------------------------
                                                                     1993                  1994                 1995
                                                              -------------------   ------------------   ------------------
                                                                       % OF TOTAL           % OF TOTAL           % OF TOTAL
                                                              AMOUNT    REVENUES    AMOUNT   REVENUES    AMOUNT   REVENUES
                                                              ------   ----------   ------  ----------   ------  ----------
                                                                                  (DOLLARS IN MILLIONS)
Revenues:
Fuel sales and services.....................................  $52.9       62.5%     $ 64.4     62.5%     $141.8     77.5%
Cargo operations............................................    4.8        5.7         7.0      6.8         9.9      5.4
Government contract services................................   12.4       14.7        16.0     15.5        15.6      8.5
FBOs........................................................   14.4       17.1        15.7     15.2        15.7      8.6
                                                              ------     -----      ------    -----      ------    -----
  Total revenues............................................  $84.5      100.0%     $103.1    100.0%     $183.0    100.0%
                                                              ------     -----      ------    -----      ------    -----
                                                              ------     -----      ------    -----      ------    -----


                                                                       % OF UNIT            % OF UNIT            % OF UNIT
                                                              AMOUNT   REVENUES    AMOUNT   REVENUES    AMOUNT   REVENUES
                                                              ------   ---------   ------   ---------   ------   ---------
Operating income:
Fuel sales and services.....................................   $2.2       4.3%     $ 3.0       4.7%     $ 6.9       4.9%
Cargo operations............................................    1.6      33.1        2.7      38.4        2.8      28.5
Government contract services................................    3.2      25.8        4.0      25.0        4.2      26.7
FBOs........................................................    1.9      12.8        3.0      18.9        2.7      17.1
                                                              ------      ---      ------      ---      ------      ---
  Total operating income....................................   $8.9      10.5%     $12.7      12.3%     $16.6       9.1%
                                                              ------      ---      ------      ---      ------      ---
                                                              ------      ---      ------      ---      ------      ---

                                                                       % OF TOTAL           % OF TOTAL           % OF TOTAL
                                                              AMOUNT    REVENUES    AMOUNT   REVENUES    AMOUNT   REVENUES
                                                              ------   ----------   ------  ----------   ------  ----------
Expenses:
Selling, general and administrative.........................  $ 3.9        4.6%     $  4.3      4.1%     $  5.4      2.9%
Depreciation and amortization...............................    1.7        2.0         2.0      2.0         2.4      1.3
Interest and other..........................................     --         --         1.2      1.2         1.5      0.8
                                                              ------     -----      ------    -----      ------    -----
Income before income taxes..................................    3.4        4.0         5.2      5.0         7.3      4.0
Provision for income taxes..................................    1.4        1.7         2.2      2.1         3.0      1.6
                                                              ------     -----      ------    -----      ------    -----
  Net income................................................  $ 2.0        2.3%     $  3.0      2.9%     $  4.3      2.4%
                                                              ------     -----      ------    -----      ------    -----
                                                              ------     -----      ------    -----      ------    -----

    FISCAL YEAR ENDED JUNE 30, 1995 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1994

    Revenues in fiscal 1995 increased 77.6% to $183.0 million from $103.1 million in fiscal 1994. Operating income in fiscal 1995 increased 30.9% to $16.6 million from $12.7 million in fiscal 1994.


    Revenues from fuel sales and services represented 77.5% of total revenues in fiscal 1995 compared to 62.5% of total revenues in fiscal 1994. Revenues from fuel sales and services in fiscal 1995 increased 120.1% to $141.8 million from $64.4 million in fiscal 1994. The increase in revenues from fuel sales and services was primarily due to an increase in the number of gallons sold as a result of the addition of a significant number of new accounts in fiscal 1995. These new accounts were attributable in part to the opening of sales offices in Houston and Miami in October 1994. Average fuel prices were also marginally higher in fiscal 1995 compared to fiscal 1994. Operating income from fuel sales and services in fiscal 1995 increased 127.9% to $6.9 million from $3.0 million in fiscal 1994. The increase was attributable primarily to an increase in fuel sales and, to a lesser extent, a slight improvement in per gallon margins.


    Revenues from cargo operations in fiscal 1995 increased 41.8% to $9.9 million from $7.0 million in fiscal 1994. This increase was primarily due to a general increase in the volume of business from existing accounts and the addition of a new location in San Francisco. During fiscal 1995, Mercury opened a cargo operation in Miami; however, in March 1995, the operation was closed as a result of the loss of a key employee. Operating income from cargo operations in fiscal 1995 increased 5.5% to $2.8 million from $2.7 million in fiscal 1994. The increase in operating income was significantly lower than the corresponding revenue increase due to operating losses at the San Francisco and Miami locations in fiscal 1995 and higher labor and other operating costs at LAX in fiscal 1995 compared to fiscal 1994.

    Revenues from government contract services in fiscal 1995 decreased 2.6% to $15.6 million from $16.0 million in fiscal 1994. Revenues from government contract services in fiscal 1995 included $5.3 million from ten contracts, five of which were terminated in fiscal 1995 and the balance of which have been or are scheduled for termination during fiscal 1996. The decrease in revenues from government contract services in fiscal 1995 compared to fiscal 1994 was primarily due to the contract terminations during fiscal 1995, which terminations were only partially offset by a new contract received in November 1994. Operating income from government contract services in fiscal 1995 increased 4.1% to $4.2 million from $4.0 million in fiscal 1994 due to lower operating expenses. Operating income from government contract services in fiscal 1995 included $1.4 million from the ten contracts described above which have or will be terminated. Mercury does not anticipate significant charge-offs associated with the contract terminations described above.

    Revenues from FBOs remained relatively constant in fiscal 1994 and 1995 at $15.7 million, but operating income decreased 9.0% from $3.0 million in fiscal 1994 to $2.7 million in fiscal 1995. The decrease was primarily attributable to a reduction in the volume of fuel sold, as well as lower per gallon margins.

    Selling, general and administrative expenses in fiscal 1995 increased 25.9% to $5.4 million from $4.3 million in fiscal 1994. The increase was primarily due to an increase in the provision for bad debts. Provision for bad debts in fiscal 1995 increased to $905,000 from $324,000 in fiscal 1994 due to a significant increase in sales and accounts receivable. Excluding the provision for bad debts, selling, general and administrative expenses in fiscal 1995 increased 13.2% to $4.5 million from $3.9 million in fiscal 1994, primarily due to higher compensation expenses related to the expansion of Mercury's business.

    Depreciation and amortization expense in fiscal 1995 increased 17.6% to $2.4 million from $2.0 million in fiscal 1994. The increase was primarily due to $2.0 million of capital expenditures in fiscal 1995 and $5.0 million of capital expenditures in fiscal 1994.

    Interest expense in fiscal 1995 increased 36.9% to $1.5 million from $1.1 million in fiscal 1994. The increase was due to higher interest rates and significantly higher average borrowings on the Revolver in fiscal 1995 compared to fiscal 1994. Interest income in fiscal 1995 decreased 40.0% to $84,000 from $140,000 in fiscal 1994 due to the declining principal balance of outstanding notes receivable.

    Charges for minority interest in fiscal 1995 decreased 61.4% to $95,000 from $246,000 in fiscal 1994. The decrease was due to the acquisition of the remaining minority interest's share of MAC in November 1994. See Note 4 of Notes to Consolidated Financial Statements.

    Income tax expense for fiscal 1995 approximated 41.1% of pre-tax income and 42.1% for fiscal 1994, reflecting the expected effective annual tax rate.

    FISCAL YEAR ENDED JUNE 30, 1994 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1993

    Revenues in fiscal 1994 increased 21.9% to $103.1 million from $84.5 million in fiscal 1993. Operating income in fiscal 1994 increased 42.3% to $12.7 million from $8.9 million in fiscal 1993.

    Revenues from fuel sales and services represented 62.5% of total revenues in both fiscal 1994 and fiscal 1993. Revenues from fuel sales and services in fiscal 1994 increased 21.8% to $64.4 million from $52.9 million in fiscal 1993. The increase in revenues from fuel sales and services was primarily due to an increase in the number of gallons sold. On average, fuel prices were approximately 13% lower in fiscal 1994 than during fiscal 1993. Operating income from fuel sales and services in fiscal 1994 increased 34.4% to $3.0 million from $2.2 million in fiscal 1993. The increase in operating income was principally attributable to the increase in fuel sales.

    Revenues from cargo operations in fiscal 1994 increased 46.3% to $7.0 million from $4.8 million in fiscal 1993. This increase was primarily due to a general increase in the volume of business from existing accounts and the addition of one cargo handling account. Operating income from cargo operations in fiscal 1994 increased 69.4% to $2.7 million from $1.6 million in fiscal 1993. The increase in operating income was attributable to higher revenues.

    Revenues from government contract services in fiscal 1994 increased 28.7% to $16.0 million from $12.4 million in fiscal 1993 due in part to the addition of two contracts, one in October 1992 and one in September 1993, and in part due to increased add-ons to existing contracts. Operating income from government contract services in fiscal 1994 increased 24.4% to $4.0 million from $3.2 million in fiscal 1993 primarily due to higher revenues.

    Revenues from FBOs in fiscal 1994 increased 8.3% to $15.7 million from $14.4 million in fiscal 1993 due to an increase in fuel sales and service revenues. Operating income from FBOs increased by 59.6% to $3.0 million in fiscal 1994 from $1.9 million in fiscal 1993. The increase was primarily attributable to higher margins from fuel sales and, to a lesser extent, a greater volume of fuel sold.

    Selling, general and administrative expenses in fiscal 1994 increased 9.8% to $4.3 million from $3.9 million in fiscal 1993. Excluding the provision for bad debts, selling, general and administrative expenses in fiscal 1994 increased 13.6% to $3.9 million from $3.5 million in fiscal 1993, primarily due to higher compensation expense. Included in selling, general and administrative expenses in fiscal 1994 was a $324,000 provision for bad debts compared to a $414,000 provision in fiscal 1993.


    Depreciation and amortization expense in fiscal 1994 increased 22.0% to $2.0 million from $1.7 million in fiscal 1993. The increase was primarily due to $5.0 million of capital expenditures in fiscal 1994 and $4.0 million of capital expenditures in fiscal 1993.


    Interest expense remained relatively constant in fiscal 1994 and fiscal 1993 at $1.1 million. Interest income in fiscal 1994 decreased 18.1% to $140,000 from $171,000 in fiscal 1993 due to the declining principal balance of outstanding notes receivable.

    Charges for minority interest in fiscal 1994 increased 92.2% to $246,000 from $128,000 in fiscal 1993. The increase was due to significantly higher income generated by MAC, 20% of which was owned by a minority shareholder.

    Income tax expense for fiscal 1994 approximated 42.1% of pre-tax income and 42.0% for fiscal 1993, reflecting the expected effective annual tax rate.

LIQUIDITY AND CAPITAL RESOURCES

    Mercury has historically financed its operations through operating cash flow and borrowings under the Revolver. Mercury's cash balance as of September 30, 1995 totaled $529,000.

    Net cash provided by operating activities totaled $1,336,000 during the three months ended September 30, 1995. During this period, the primary sources of cash from operations were net income plus depreciation and amortization totaling $1,855,000, an increase in accounts payable of $1,721,000 and an increase in income taxes payable of $732,000. The primary uses of such cash were an increase in accounts receivable of $2,377,000 and a decrease in accrued expenses and other current liabilities of $1,095,000.

    Net cash used in operating activities totaled $5,581,000 during fiscal 1995. During this period, the primary sources of cash from operations were net income plus depreciation and amortization totaling $6,716,000 and an increase in accounts payable of $6,078,000. The primary uses of such cash were an increase in accounts receivable of $16,105,000 and an increase in inventories of $2,332,000.

    Net cash used in investing activities totaled $1,272,000 during the three months ended September 30, 1995. The primary uses of cash for investing activities included additions to other assets of $640,000, which includes goodwill from the Excel Transaction of $750,000, and additions to property, equipment and leaseholds of $561,000.

    Net cash used in investing activities totaled $2,021,000 during fiscal 1995. The primary uses of cash for investing activities included additions to property, equipment and leaseholds of $1,574,000 and additions to other assets of $632,000.

    Net cash used in financing activities totaled $366,000 during the three months ended September 30, 1995. The primary source of such cash was borrowings under the Revolver of $1,829,000. The primary uses of such cash were the reduction in long-term debt of $1,327,000 and repurchases of Common Stock totaling approximately $820,000.

    Net cash provided by financing activities totaled $6,663,000 during fiscal 1995. The primary source of such cash was borrowings under the Revolver of $10,118,000. The primary uses of such cash were the reduction in long-term debt of $2,443,000 and repurchases of Common Stock, including redemption by a
subsidiary  of  a  portion  of  a  minority  shareholder's  interest,   totaling
$1,925,000.

    The Credit Facility is secured by substantially all of Mercury's assets. The original principal balance of the Term Loan was $7,500,000, of which $4,128,000 was outstanding as of November 30, 1995. The Term Loan is amortized and paid on a monthly basis and matures in August 1998. Pursuant to the Revolver, funds may be obtained in an amount equal to the value of up to 85% of Mercury's eligible receivables, as determined by the lender, up to an aggregate of $16,000,000. The Revolver was established in December 1989 and has been renewed and expanded several times. The current agreement matures in October 1997, subject to renewal by the parties. At November 30, 1995, Mercury had approximately $12,045,000 of borrowings under the Revolver and had approximately $3,000,000 of additional borrowing availability based on the 85% of eligible receivables test.

    On September 30, 1995, the Company issued convertible debentures with a face amount of $2,016,000 in connection with the Excel Transaction. See "Business -- Recent Developments -- Excel Cargo" and Note 16 of Notes to Consolidated Financial Statements.

    During fiscal 1995, Mercury repurchased 236,300 shares of Common Stock at a total cost of approximately $1,474,000. During fiscal 1995, Mercury received approximately $379,000 from the exercise of certain underwriter warrants and stock options which resulted in the issuance of 128,532 shares of Common Stock. During the three months ended September 30, 1995, the Company repurchased an additional 155,420 shares of Common Stock at a cost of approximately $820,000. Management is currently authorized by the Company's Board of Directors to repurchase up to approximately an additional $240,000 in Common Stock.

    Historically, the Company's capital expenditure requirements have been related to refueling and ground handling equipment for both commercial and government contract services operations. In fiscal 1994, the Company spent approximately $2,400,000 for equipment requirements related to new and existing contracts and to purchase equipment previously held under noncancelable operating leases. During fiscal 1994, the Company also acquired a 20,000 square foot building for its headquarters at a cost of approximately $1,800,000. In addition, the Company invested nearly $800,000 to acquire a leasehold interest at its Bakersfield FBO. In fiscal 1995, the Company purchased a building in Colorado Springs at a cost of $500,000 to relocate its government contract services headquarters. The Company also invested nearly $700,000 to remodel and furnish its Los Angeles headquarters building and to purchase computer equipment. In addition, the Company spent approximately $700,000 to purchase refueling and ground equipment for its commercial, FBO and government contract service operations.

    The Company's accounts receivable increased from $17,164,000 at June 30, 1994 to $33,269,000 at June 30, 1995, an increase of $16,105,000 with an increase in accounts payable during the same period of only $6,078,000 to $12,998,000 at June 30, 1995 from $6,920,000 at June 30, 1994. Accounts receivable days outstanding for the quarter ended June 30, 1994 were 64 days compared to 61 days for the quarter ended June 30, 1995 based upon consolidated revenue for each period. Accounts receivable days outstanding are impacted by a high volume of fuel brokerage which is reported in revenues on a net margin basis and a high concentration of fuel sales to customers with extended payment terms. Allowance for doubtful accounts increased to $610,000 at June 30, 1995 from $508,000 at June 30, 1994.

    The Company's accounts receivable increased from $33,269,000 at June 30, 1995 to $35,992,000 at September 30, 1995, an increase of $2,723,000, with an increase in accounts payable during the same period of $2,189,000 to $15,187,000 at September 30, 1995 from $12,998,000 at June 30, 1995. Accounts receivable days outstanding for each of the quarters ended September 30, 1995 and June 30, 1995 were unchanged at 61 days based upon total revenue for each period. Allowance for doubtful accounts increased to $810,000 at September 30, 1995 from $610,000 at June 30, 1995.

    Absent a major prolonged surge in oil prices or a capital intensive acquisition, the Company believes that the proceeds from this offering, along with operating cash flow, the Revolver and vendor credit, will provide it with sufficient liquidity during the next twelve months. In the event that fuel prices increase significantly for an extended period of time, the Company's liquidity could be adversely affected unless the Company is able to increase vendor credit or increase lending limits under its Credit Facility.

SEASONAL NATURE OF BUSINESS

    Mercury's commercial fuel sales, FBOs and aircraft support operations are seasonal in nature. Mercury's fuel sales and services business and FBOs are relatively stronger during the months of April through September than during the months of October through March. Commercial air traffic and traffic at the Company's FBOs are reduced during the winter months, due in part to weather conditions, and increased during the summer months, due in part to additional commercial flights and more recreational flying. Mercury's cargo business is relatively stronger during the months of October through March than during the months of April through September. The cargo business is affected by the patterns for commercial and retail inventory build-ups in international trade. Operations at military facilities are not seasonal.

CURRENCY FLUCTUATIONS AND INFLATION

    Mercury is only minimally subject to the risk of currency fluctuations, as most of its invoices for payment are denominated in U.S. dollars. The effects of inflation are experienced by Mercury through increases in the cost of labor and aviation fuel, the latter of which can usually be offset and/or anticipated through resale price increases.

                                    BUSINESS

GENERAL

    Mercury provides a broad range of services to the aviation industry through four principal operating units: fuel sales and services, cargo operations, FBOs and government contract services. Fuel sales and services include the sale of fuel and delivery of fuel primarily to commercial airlines and air freight companies. Cargo operations consist of cargo handling, space brokerage operations and general cargo sales agent services. FBOs include fuel sales, into-plane services, ground support services and aircraft hangar facilities and tie-down facilities for commercial, private and other aircraft. Government contract services principally consist of operating government-owned fuel depots and refueling aircraft for the military.

CURRENT BUSINESS ENVIRONMENT


    According to the Air Transport Association of America (the "ATA") and the LAX 1994 annual report, the amount of passenger traffic and air cargo shipments in the entire United States and at LAX has increased significantly in recent years. Domestic passenger miles on U.S. carriers have increased from 243.7 billion in 1984 to 378.8 billion in 1994, an increase of 55.4%, equivalent to 4.5% compounded annually, while international passenger miles have increased from 61.4 billion to 140.3 billion, an increase of 128.5%, equivalent to 8.6% compounded annually, in the same period. At LAX, where Mercury's fuel sales and services operations are headquartered, the number of passengers increased from
33.3 million in 1984 to 48.9 million in 1994, an increase of 46.9%, equivalent to 3.9% compounded annually, while the number of international passengers increased from 5.1 million to 12.2 million, an increase of 139.2%, equivalent to 9.1% compounded annually, in the same period.


    The market for cargo operations has also greatly expanded in recent years. Among U.S. airlines, domestic cargo has increased from 3.6 billion ton miles in 1984 to 5.9 billion ton miles in 1994, an increase of 63.9%, equivalent to 5.1% compounded annually, while international ton miles has increased from 3.0 billion to 7.8 billion, an increase of 160.0%, equivalent to 10.0% compounded annually, in the same period. At LAX, where Mercury's cargo operations are headquartered, total cargo has increased from 949,178 tons in 1984 to 1,570,417 tons in 1994, an increase of 65.5%, equivalent to 5.2% compounded annually, while international cargo has increased from 295,277 tons to 619,237 tons, an increase of 109.7%, equivalent to 7.7% compounded annually, in the same period.

    Not only do increases in the amount of passenger and cargo traffic positively impact Mercury's operations, but management also believes that Mercury is well-positioned to take advantage of the airlines' increased emphasis on cost-containment. For example, an airline can outsource with Mercury to perform services, such as refueling, on an "as needed" basis, rather than investing in capital-intensive refueling equipment. Moreover, in many instances, Mercury is able to realize economies of scale and to obtain better pricing. Mercury's presence at certain locations may allow it to present itself as a cost-saving alternative for larger customers who do not have, and do not wish to invest in, their own equipment or facilities at such locations.

    Mercury's strategy is to take advantage of the increase in passenger and cargo traffic while positioning itself as a cost-saving alternative for airlines increasingly focused on profitability concerns.

FUEL SALES AND SERVICES

    Mercury's fuel sales consist of contract fueling and related fuel management
services.  Sales  of  aviation   fuel  are  made   primarily  to  domestic   and
international airline customers.

    Contract fuel sales are generally made pursuant to verbal or short-term contracts whereby Mercury provides fuel supply and, in most cases, delivery to meet all or a portion of a customer's fuel supply requirements. To facilitate its fuel sales business at locations where Mercury does not have its own facilities, Mercury has developed an extensive network of third party delivery and supply relationships which enable it to provide fuel to customers on a scheduled or ad hoc basis. Through these third party relationships, Mercury is currently conducting its fuel sales business at over 100 airports primarily in the United States, as well as throughout the world.

    Mercury believes that it adds value for its customers and is able to attract business by providing high quality service and by offering a combination of favorable pricing and credit terms. Mercury provides 24-hour, single source, coordinated supply and delivery on a national and international basis and provides related support services. Mercury believes its scale of operations and creditworthiness allow the purchase of fuel on more favorable price and credit terms than would be available to most of its customers on an individual basis.

    In general, the aviation industry is capital intensive and highly leveraged. Recognizing the financial risks of the airline industry, major oil companies often restrict or prohibit the extension of credit to smaller or less well-capitalized airlines. Consequently, in order to obtain fuel from a major oil company, many carriers must either post a letter of credit for or prepay fuel purchases. These supply requirements can absorb a substantial portion of an airline's working capital.

    Mercury believes that the extension of credit to smaller or less well-capitalized airlines represents a risk, but also is a contributing factor in attracting and retaining customers. Accordingly, Mercury frequently extends credit on an unsecured basis to customers which may be less creditworthy and who may otherwise be required to prepay or post letters of credit for fuel purchases. The  amount  of credit  extended  to  any particular  customer  is  a subjective decision. Factors considered in credit decisions include the customer's financial strength and payment history, competitive conditions in the market, the expected profitability of the account and, with respect to domestic accounts, the availability of credit insurance. Mercury considers its existing credit portfolio to be of acceptable quality and, on an ongoing basis, establishes allowances that management believes are adequate to absorb potential credit problems inherent in the portfolio. See "Risk Factors -- Credit Quality of Receivables."

    Mercury purchases fuel at current market prices from a number of independent and major oil companies based on the expected requirements of its customers. Mercury's terms of payment range from ten to thirty days for most of its fuel purchases, except for bulk pipeline purchases which generally are payable two days from invoice receipt. Mercury has agreements with certain suppliers under which Mercury purchases a minimum amount of fuel each month at prices which approximate current market prices. Mercury makes occasional spot purchases of fuel to take advantage of market differentials. In order to meet customer supply requirements, Mercury carries limited inventories at numerous locations and two to three weeks inventory requirements at a few key pipeline locations. Due to the nature of Mercury's business, the volume of Mercury's aviation fuel inventories will occasionally fluctuate. Depending upon the price and price movement of aviation fuel, such inventories may subject Mercury to a risk of financial loss.

    Mercury's fuel supply contracts may generally be canceled by either party with no further obligations. In some cases, Mercury has monthly purchase requirements which are established based on historical volumes of fuel purchased by Mercury. Such fuel purchase history may result in the seller agreeing to provide a monthly allocation to Mercury such that the seller agrees to dedicate a portion of its available fuel for Mercury's requirements. Mercury benefits from such an allocation because, during periods of short fuel supply, reductions in supply are generally made first to those buyers who have not been given any allocations. To maintain dedicated allocations of fuel, Mercury usually purchases fuel at levels approximating the allocated amount. However, Mercury is not obligated to purchase any fuel under an allocation. Currently, the monthly allocations from Mercury's fuel suppliers represent only a small portion of Mercury's total monthly supply requirements.

    Mercury's fuel sales and services could be materially adversely affected by a significant decrease in the availability, or increase in the price, of aviation fuel. Fuel sales and services of $141.8 million in fiscal 1995 and $64.4 million in fiscal 1994 represented approximately 77.5% and 62.5% of total revenues in fiscal 1995 and fiscal 1994, respectively. Although Mercury believes that there are currently adequate aviation fuel supplies and that aviation fuel supplies will generally remain available, events outside Mercury's control have resulted and could result in spot shortages or rapid increases in fuel costs. Although Mercury is generally able to pass through rising fuel costs to its customers, extended periods of high fuel costs could adversely affect Mercury's ability to purchase fuel in sufficient quantities because of credit limits placed on Mercury by its fuel suppliers. See "Risk Factors -- Aviation Fuel Availability."

    In addition to contract fueling, Mercury considers a number of other commercial activities which are headquartered at LAX as part of its fuel sales and services operations. These activities include refueling services at LAX and John Wayne International Airport in Santa Ana, California, the brokering of non-aviation fuel to the industrial and commercial marketplace, the provision of air frame and power plant mechanics to commercial airlines and the provision of cargo warehouse manpower to a commercial airline. Refueling services at LAX and John Wayne International Airport consist of the delivery of fuel by Company-owned trucks or hydrant carts for a fee. Mercury also maintains fuel tanks at LAX to support its fuel sales operations.

CARGO OPERATIONS

    The Company's cargo operations are conducted through MAC, which provides the following services: cargo handling, space brokerage and general cargo sales agent services.

CARGO HANDLING. MAC provides domestic and international air cargo handling, air mail handling and bonded warehousing. MAC is one of only two non-airline providers of contractual cargo containerization and palletization for international carriers and cargo shippers at LAX. MAC specializes in consolidating smaller parcels into air cargo pallets and breaking down shipping containers for sea-to-air and air-to-air transfers. In addition, MAC receives cargo and loads pallets for shipping.

    As an example of its cargo handling services, a large quantity of goods manufactured in the Far East might be shipped by sea to the port of Los Angeles. The shipment will be delivered by truck to MAC's LAX warehouse where the goods may be temporarily stored while waiting to be broken down and redistributed to a number of cities throughout the United States. Later, MAC's warehouse personnel will combine that portion of the Far East shipment intended for any particular destination, for example, Chicago, with other unrelated merchandise destined for Chicago, onto pallets specifically sized to fit efficiently in airplane cargo holds. This process is called palletization. MAC personnel will then deliver the configured pallet to an air carrier who will transport it to Chicago. MAC's fee for this service is typically based on the weight of the cargo handled.

    MAC's cargo handling operations occur primarily at LAX. In May 1994, MAC expanded its cargo handling operations by opening an off-airport warehouse in San Francisco, California. In July 1994, MAC opened a cargo handling facility in Miami, Florida in conjunction with the hiring of a key employee. Upon the departure of the key employee in March 1995, the Miami facility was closed at minimal expense.

    In September 1995, Mercury acquired, as a result of the Excel Transaction, the operating and other assets of certain providers of cargo handling service facilities in Montreal and Toronto. This acquisition provides Mercury with an approximately 50,000 square foot cargo handling facility in Montreal and an approximately 12,000 square foot cargo handling facility in Toronto.

    MAC is able to compete in the cargo handling business by offering quality service from its strategically located LAX and San Francisco warehouse facilities. At LAX, a portion of Mercury's cargo handling operations are conducted in a facility subject to a month-to-month agreement. Continuous long-term growth in MAC's cargo handling operations can only be realized by maintaining and expanding current warehouse facilities or by obtaining additional warehouse facilities at LAX or new locations.

SPACE BROKERAGE. MAC brokers cargo space on international flights to Europe, the Middle East, Mexico and Central and South America. Space brokerage involves contracting for cargo space on airlines and subsequently, on MAC's own airway bill, selling that space to customers with shipping needs. MAC has established a network of shipping agents who assist in obtaining cargo for shipment on space purchased from airlines, and who facilitate the delivery and collection of freight charges for cargo shipped on MAC's airway bills.

    Unlike an air cargo company which operates its own aircraft, MAC's space brokerage business utilizes otherwise unfilled cargo space on scheduled airline flights. Accordingly, MAC is able to profit from the sale of cargo transportation space worldwide without the fixed overhead expense of maintaining aircraft. MAC purchases cargo space from a number of airlines worldwide. As a result of its large volume of cargo space purchases and its ability to negotiate among airlines, MAC adds value for its customers and is able to attract business by offering favorable pricing. MAC's revenues are the difference between the cost of the space and the amount at which the space is resold.

    MAC believes it can expand its space brokerage business by establishing relationships with additional shipping agents, by negotiating for additional space on airlines with which it currently ships goods, and by purchasing space from airlines with which it does not currently ship goods. MAC believes that its knowledge of worldwide shipping patterns can help it to achieve growth in this area.

GENERAL CARGO SALES AGENT SERVICES. MAC also serves as general cargo sales agent for airlines in the Far East, Mexico, Central and South America and in the United States. In this capacity, MAC sells the transportation of cargo on client airlines' flights, using the client airlines' own airway bills. MAC earns commissions from the airlines for selling air cargo space. As with its space brokerage operations, the growth potential for MAC's general cargo sales agent business is not limited by requirements for physical facilities or additional capital investments. MAC believes that it can further develop its general cargo sales agent business by adding sales territories from existing airline general cargo sales agent customers and by entering into arrangements with additional airline customers.

FIXED BASE OPERATIONS

    Mercury currently provides FBO services at LAX; Cannon International Airport in Reno, Nevada; Meadows Field Airport in Bakersfield, California; Burbank-Glendale-Pasadena Airport in Burbank, California; and Santa Barbara Municipal Airport in Santa Barbara, California. See "-- Properties." At each FBO, Mercury maintains administrative offices; conducts retail fuel sales and refueling operations which service principally corporate and private aircraft ("general aviation") and to some extent commercial airlines; and acts as a landlord for office and aircraft tie-down space tenants and, except at LAX, for hangar tenants. In addition, at Cannon International Airport, Mercury provides ground handling services for commercial airlines.

    Each FBO operates refueling vehicles and maintains fuel storage tanks to support its into-plane and fuel sales activities. The FBO facilities and the property on which their operations are conducted are generally leased from the respective airport authorities. See "-- Properties."

    Mercury competes with other FBOs by offering favorable pricing and quality service to its customers. Mercury's long-term strategy for increasing revenues and operating income of its FBOs is to acquire additional FBOs on favorable economic terms and to increase its business at existing FBOs. In considering potential acquisitions, Mercury analyzes factors such as capital requirements, the terms and conditions of the lease for the FBO facility, the condition and nature of the physical facilities and the size and competitive conditions of the airport. Although Mercury is in the process of evaluating several FBOs for possible acquisition, Mercury has not entered into any binding commitments to purchase any additional FBOs.

GOVERNMENT CONTRACT SERVICES


    Mercury conducts its government contract services business through Maytag. Headquartered in Colorado Springs, Colorado, Maytag provides services at 17 U.S. military bases, primarily for the U.S. Navy, including 14 located in the United States and three additional bases located in Greece and Japan. Maytag provides services to the government pursuant to contracts for each base which run for one to four years. Under these contracts, Maytag principally operates government-owned fuel depots and services a variety of aircraft for the military. Under the terms of its contracts, Maytag supplies all necessary personnel and equipment to provide 24-hour refueling capability. All fuel handled in these operations is government owned. Maytag owns and operates a fleet of refueling trucks and other support vehicles to support its government contract services business.


    The following table lists the bases at which Maytag provides services, as of December 31, 1995, and the expiration date of each contract for each base. Generally, these contracts provide for fueling services, unless otherwise noted.



                          EXPIRATION DATE OF
LOCATION                  CONTRACT
------------------------  -------------------------
Cherry Point, NC          January 1996
Washington, DC            April 1996
Willow Grove, PA          August 1996
Memphis, TN               September 1996
Bangor, WA                September 1996 (1)
Fukuoka, Japan            September 1996 (2)
Lakehurst, NJ             September 1996
Souda Bay, Crete          September 1996
Yokota, Japan             September 1996 (3)
Brunswick, ME             October 1996
Pensacola, FL             August 1997
Whidbey Island, WA        August 1997
Fallon, NV                September 1997
Whiting Field, FL         September 1997
Yuma, AZ                  July 1998
Point Mugu, CA            April 1999
El Centro, CA             September 1999


------------
(1) Contract to provide library services.

(2) Contract to provide air terminal services.

(3) Contract to provide housing maintenance services.

    Maytag's government contracts are subject to competitive bidding, are generally awarded on a firm fixed-price basis and are subject to termination at the discretion of the U.S. government in whole or in part. Termination of a contract may occur if the U.S. government determines that it is in its best interest to discontinue the contract, in which case closure costs will be paid to Maytag. Termination may also occur if Maytag defaults under a contract. Maytag has never experienced any such default termination.


    Maytag's government contract services business has been negatively impacted by contract losses due to base closures, the loss of competitive bids, small business contract set asides and internalization of the refueling function by the U.S. military. Since June 30, 1994, ten contracts held by Maytag have been terminated or are scheduled to be terminated, five of which were terminated in fiscal 1995, four of which were terminated or are scheduled for termination during fiscal 1996 and one of which is scheduled for termination during fiscal 1997. Former base contracts terminated in fiscal 1996 were North Island, CA, Peterson, CO, and Bermuda. Maytag lost a bid to renew its refueling contract at North Island which contract expired in December 1995. In addition, the refueling contract at Cherry Point, which will expire in January 1996, has not been renewed due to the government's decision to perform the services with military personnel. The contract at Peterson has been set aside for small business effective January 1996. The Bermuda base was closed in September 1995, and the Memphis base is scheduled to close in September 1996, both under federal base closure and realignment legislation. The Washington D.C. base contract is expected to be renewed for an additional four-year term, effective May 1, 1996. Based upon the July 13, 1995 presidential approval of the Defense Base

Closure and Realignment Commission recommendation, no additional bases served by Maytag were selected for closure under the last round of federally mandated base closures. The Company knows of no additional plans by the U.S. government to close bases.

    Operating income from government contract services in fiscal 1995 included $1.4 million from the ten contracts which have been terminated or are scheduled for termination.

    Since June 30, 1994, Maytag successfully renewed four-year contracts at Point Mugu and El Centro. Mercury also acquired new contracts at Fukuoka, Japan, to provide air terminal services, and at Yokota, Japan, to provide housing maintenance services, effective November 1994 and October 1995, respectively.

    Mercury's strategy in the government contract services area is to capture new refueling contracts, to retain existing refueling contracts by utilizing cost advantages based on the availability of excess capital equipment which has been fully amortized, and to expand the types of outsourcing services provided to the U.S. government. Potential areas of expansion include engineering services, base operating services and maintenance and operations services. Mercury believes expansion beyond its core military refueling business is feasible due to Mercury's familiarity with military base operations and government contract requirements in general.

RECENT DEVELOPMENTS

EXCEL CARGO

    On September 30, 1995, Mercury closed the acquisition of certain operating and other assets of Excel Cargo Inc., Excel Handling Inc. and 3087-1966 (Quebec) Inc. (the "Excel Parties"), providers of cargo handling services at airport facilities in Toronto and Montreal (the "Excel Transaction"). The consideration paid for the assets was $2,766,000 (U.S. dollars). In addition, Mercury assumed certain liabilities in connection with the transaction, including notes which totaled approximately $573,000, along with accounts payable and accrued expenses. Total liabilities assumed totaled approximately $1,041,000. Mercury paid the notes at the closing of the Excel Transaction.

    Mercury acquired the assets through the issuance, by a wholly-owned subsidiary, of a convertible debenture, guaranteed by Mercury. The convertible debenture bears interest at the rate of 8.5%, is payable over eight years in equal monthly installments of principal and interest, and is convertible into Common Stock at a conversion price of $12.00 per share, subject to adjustment upon certain events. In addition, the face amount of the convertible debenture is adjustable downward in the event the pre-tax earnings generated during the three years following the acquisition is less than a certain amount.

    The transaction provides for the employment of the former President of each of the Excel Parties for three years, at $100,000 per year, plus bonus. In addition, the Excel Parties and their affiliates have agreed not to compete with Mercury or any of its affiliates in the cargo handling business in Canada until February 1, 2000. In addition to the purchase price, Mercury agreed to pay $60,000 to a third party as a finder's fee.

LAX CARGO FACILITY

    In August 1995, MAC expanded its cargo handling operations at LAX by leasing, on a month-to-month basis, an additional 30,000 square foot hangar. See "-- Properties."

FLORACOOL INCORPORATED OF FLORIDA


    On November 20, 1995, a letter of intent was executed between Mercury and Floracool Incorporated of Florida ("Floracool"). The letter of intent provides for Mercury to acquire all of the outstanding common stock of Floracool for $250,000, subject to adjustment, and to employ the former President of Floracool under a consulting agreement for five years, at $70,000 per year. It is anticipated that this transaction will close during the third quarter of fiscal 1996. Floracool is engaged in the air cargo business in Miami.

CARNIVAL AIR LINES, INC.

    On October 18, 1995, Mercury announced the signing of a letter of intent under which Carnival Air Lines, Inc., a privately owned airline, would be merged with and into the Company. On November 29, 1995, Mercury announced the termination of the transaction due to the inability of the parties to agree upon certain material terms and closing conditions.

MAJOR CUSTOMERS

    During fiscal 1995, no customers accounted for over 10% of Mercury's total revenues. See "Risk Factors -- Dependence on Significant Customers."

POTENTIAL LIABILITY AND INSURANCE

    Mercury's business activities subject it to risk of significant potential liability under federal and state statutes, common law and contractual indemnification agreements. Mercury reviews the adequacy of its insurance on an on-going basis. Mercury believes it follows generally accepted standards for its lines of business with respect to the purchase of business insurance and risk management practices. The Company purchases airport liability and general and auto liability in amounts which the Company believes are adequate for the risks of its business.

COMPETITION

    Mercury competes with major oil companies which maintain their own source of aviation fuel and with other aircraft support companies whose total sales and financial resources far exceed those of Mercury. In addition, certain airlines provide cargo and fueling services comparable to those furnished by Mercury. At LAX, Mercury competes with, in addition to the airlines, three independent fuel delivery services providers and primarily with one non-airline entity with respect to air cargo handling. Each FBO has a minimum of one competitor at each airport. Mercury has many principal competitors in the government contract services business, including certain small disadvantaged businesses which receive a ten percent cost advantage with respect to certain bids and set asides of certain contracts. Substantially all of Mercury's services are subject to competitive bidding. Mercury competes on the basis of price and quality of service. See "Risk Factors -- Competition."

ENVIRONMENTAL MATTERS

    Mercury must continuously comply with federal, state and local environmental statutes and regulations associated, in part, with its numerous underground fuel storage tanks. These requirements include, among other things, tank and pipe testing for tightness, soil sampling for evidence of leaking and remediation of detected leaks and spills. Mercury has installed inventory systems for its underground storage tanks and has placed sensors underground to detect leaking. Mercury's operations are subject to frequent inspection by federal and local environmental agencies and local fire and airline quality control departments. To date, there have been no material capital expenditures nor has there been a material negative impact on Mercury's earnings or competitive position in performing such compliance and related remediation work. To date, Mercury has not received any notice of violation or been subject to any cease and abatement proceeding by any government agency as a result of failure to comply with applicable environmental laws and regulations. Based on tests performed to date, Mercury knows of no basis for any notice of violation or cease and abatement proceeding by any government agency. See "Risk Factors -- Environmental Matters."

EMPLOYEES


    As of December 31, 1995, Mercury employed 1,047 persons in the following units: fuel sales and services, 198 persons; cargo handling, 298 persons; FBOs, 178 persons; government contract services, 329 persons; and administration, 44 persons. Mercury is in the process of negotiating collective bargaining agreements for its military refueling operations at Brunswick, Maine and Point Mugu, California. Management believes that, in general, wages, hours, fringe benefits and other conditions of employment offered throughout Mercury's operations are at least equivalent to those found elsewhere in its industry and that its general relationship with its employees is satisfactory. See "Risk Factors -- Dependence Upon Key Personnel" and "Risk Factors -- Employee Relations."

PROPERTIES

    Mercury owns its executive offices, which consist of approximately 20,000 square feet, located at 5456 McConnell Avenue, Los Angeles, California. Mercury also owns a hangar and administrative facility located at Cannon International Airport in Reno, Nevada, which consists of approximately 33,000 square feet, an aircraft facility located at Burbank-Glendale-Pasadena Airport in Burbank, California, which consists of approximately 106,000 square feet, and an aircraft facility located at Meadows Field Airport in Bakersfield, California, which consists of approximately 118,000 square feet. Mercury leases the land on which such buildings are situated. Mercury also leases various airport and off-airport facilities at locations throughout the western United States, including the following: (i) an approximately 10,000 square foot office and approximately 90,000 square feet of cargo hangar facilities at LAX, (ii) an approximately 43,000 square foot aircraft facility and an approximately 5,200 square foot hangar facility at Burbank-Glendale Pasadena Airport in Burbank, California,
(iii) an approximately 45,000 square foot cargo hangar facility in San Francisco, California, (iv) an approximately 50,000 square foot cargo hangar facility in Montreal, and (v) an approximately 12,000 square foot cargo handling facility in Toronto.

    At commercial airports where Mercury operates FBOs, Mercury maintains its own fuel storage capabilities which are principally located underground as follows:

                   APPROXIMATE
                     CAPACITY
LOCATION            (GALLONS)
-----------------  ------------
LAX                    311,000
Bakersfield            105,000
Burbank                119,000
Santa Barbara           42,000
Reno                   100,000

    Management believes that Mercury's property and equipment are adequate for its present business needs.

LEGAL PROCEEDINGS

    Other than routine litigation incident to Mercury's business, Mercury knows of no material litigation or administrative proceedings pending against Mercury to which Mercury or any of its subsidiaries is a party or to which any of their property is subject.

                                   MANAGEMENT

    Set forth in the table below is certain information with respect to the executive officers and directors of Mercury and certain of its subsidiaries.


              NAME                   AGE                     POSITIONS
--------------------------------     ---     ------------------------------------------
Seymour Kahn                         68      Chairman of the Board and Chief Executive
                                              Officer of Mercury
Joseph A. Czyzyk                     48      President, Chief Operating Officer and
                                              Director of Mercury and President of
                                              Mercury Air Cargo, Inc. ("MAC")
Randolph E. Ajer                     42      Executive Vice President, Chief Financial
                                              Officer, Secretary and Treasurer of
                                              Mercury
William L. Silva                     45      Executive Vice President of Mercury and
                                              Executive Vice President of Maytag
                                              Aircraft Corporation ("Maytag")
Kevin J. Walsh                       45      Executive Vice President and Senior Vice
                                              President of Maytag
Philip J. Fagan, Jr., M.D.(1)        51      Director
Frederick H. Kopko, Jr.(1)           40      Director
William G. Langton                   49      Director
Robert L. List(1)                    59      Director


------------

(1) Member of Audit and Compensation Committees

    Except for Messrs. Kahn and Czyzyk, the executive officers of Mercury, who are appointed by the Board of Directors, hold office for one-year terms or until their respective successors have been duly elected and have qualified. See "-- Employment Agreements." The executive officers of Mercury's subsidiaries, who are appointed by such subsidiaries' Boards of Directors, also hold office for one-year terms or until their respective successors have been duly elected and have qualified.

    SEYMOUR KAHN served as President of Mercury from 1969 until 1989 and has served as Chief Executive Officer and Chairman of the Board of Directors of Mercury since 1974.

    JOSEPH A. CZYZYK has been President, Chief Operating Officer and a director of Mercury since November 1994 and President of MAC since August 1988. Mr. Czyzyk also served as President of Mercury Service, a division of Mercury which sells aviation fuel and provides refueling services for commercial aircraft, from August 1985 until August 1988. Mr. Czyzyk served as an Executive Vice President of Mercury in November 1990. Pursuant to his employment agreement, the Board of Directors will continue to nominate Mr. Czyzyk as a candidate for election to the Board of Directors while Mr. Czyzyk remains employed by Mercury. See "-- Employment Agreements."

    RANDOLPH E. AJER has been Chief Financial Officer of Mercury since 1987 and Secretary and Treasurer since May 1985. Mr. Ajer served as a director of Mercury from September 1989 until December 1990. He was appointed an Executive Vice President of Mercury in November 1990.

    WILLIAM L. SILVA served as Director of Operations of Maytag from October 1982 to October 1987 and was appointed Vice President of Maytag in November 1987. Since June 1992, Mr. Silva has been an Executive Vice President of Maytag. In August 1993, Mr. Silva became an Executive Vice President of Mercury.

    KEVIN J. WALSH served as Vice President of Maytag from 1987 to June 1992 when he was appointed Senior Vice President of Maytag. Since January 1992, Mr. Walsh has been managing the Mercury Service division. Mr. Walsh was appointed an Executive Vice President of Mercury in November 1990. Mr. Walsh has been employed by Mercury in various capacities since 1972.


    PHILIP J. FAGAN, JR., M.D. has been a director of Mercury since September 1989. Dr. Fagan has been the Chief Executive Officer and President of the Emergency Department Physicians Medical Group, Inc. since its inception in 1978. Dr. Fagan has also been President of Fagan Emergency Room Medical Group since its inception in 1989. Both companies are currently located in Burbank, California.


    FREDERICK H. KOPKO, JR. has been a director of Mercury since October 1992. Mr. Kopko has been a partner in the law firm of McBreen, McBreen & Kopko since January 1990. Previously, Mr. Kopko served as managing partner of the law firm of D'Ancona & Pflaum, a firm which he was associated with from August 1983 through December 1989. Mr. Kopko presently serves on the board of directors of Butler International, Inc.


    WILLIAM G. LANGTON has been a director of Mercury since August 1993. Mr. Langton has been President and Chief Operating Officer of Southern Air Transport, a provider of a wide range of commercial and supplemental aviation services, for over ten years.



    ROBERT L. LIST has been a director of Mercury since 1990. Mr. List is presently an independent financial consultant. From December 1989 to August 1992, Mr. List was President of Yellowstone Environmental Services, Inc. of Phoenix, Arizona, an environmental/engineering consulting firm. Prior to that, Mr. List owned and operated Cimarron Research, an investment consulting firm, based in Durango, Colorado and Dallas, Texas since 1977. Mr. List serves on the board of directors of Pancho's Mexican Buffet, Inc.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


    Mercury's Compensation Committee consists of Messrs. List and Kopko and Dr. Fagan. During fiscal 1995 and the six months ended December 31, 1995, Mercury paid to the law firm of McBreen, McBreen & Kopko, of which Mr. Kopko is a partner, $5,534 and $10,351, respectively, for legal services.

EXECUTIVE COMPENSATION

    The following table sets forth the cash compensation paid or accrued by Mercury for the Chairman of the Board and Chief Executive Officer and for each of the four other most highly compensated officers (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                LONG-TERM COMPENSATION
                                                               ------------------------
                                                                              AWARDS        PAYOUTS
                                       ANNUAL COMPENSATION                  -----------  -------------
                                     ------------------------               SECURITIES     LONG-TERM         ALL OTHER
                                       FISCAL                               UNDERLYING   COMPENSATION     COMPENSATION(1)
NAME AND PRINCIPAL POSITION             YEAR      SALARY ($)    BONUS ($)   OPTIONS (#)   PAYOUTS ($)           ($)
-----------------------------------  -----------  -----------  -----------  -----------  -------------  -------------------
Seymour Kahn                               1995      300,000      408,000       -0-           -0-               14,362
 Chairman of the Board and                 1994      230,000      301,500       -0-           -0-                2,536
 Chief Executive Officer                   1993      230,000      196,433      100,000        -0-                2,436
Joseph A. Czyzyk                           1995      271,000      136,000       -0-           -0-               56,030
 President and                             1994      271,000       -0-          -0-           -0-               54,388
 Chief Operating Officer                   1993      271,000       -0-          25,000        -0-                  288
Randolph E. Ajer                           1995      130,000      258,000       -0-           -0-               55,382
 Executive Vice President and              1994      126,500      198,500       -0-           -0-               54,388
 Chief Financial Officer                   1993      126,500       71,092       -0-           -0-                  288
Kevin J. Walsh                             1995      156,000       40,000       -0-           -0-               55,463
 Executive Vice                            1994      144,375       75,000       -0-           -0-               54,188
 President                                 1993      137,500       10,000       -0-           -0-                  188
William L. Silva                           1995      102,917       37,000       -0-           -0-                  410
 Executive Vice                            1994      100,000       50,000       -0-           -0-                  200
 President                                 1993       80,000       33,738       -0-           -0-                  100

------------

(1) Amounts reflected include Mercury's contributions to a 401(k) Plan maintained for the benefit of all employees, premiums paid for life insurance policies to the extent such policies are for the benefit of an executive officer's designated beneficiary and loan forgiveness with respect to Mercury financed purchases of Common Stock. See "Certain Transactions."

EMPLOYMENT AGREEMENTS

    Mr. Kahn has an employment agreement with Mercury dated as of December 10, 1993 pursuant to which Mercury will employ him as Chairman of the Board and Chief Executive Officer for a three-year period with automatic one-year extensions at the end of each year unless either party terminates the agreement in writing prior to such renewal. Under the employment agreement, Mr. Kahn's annual compensation was $230,000 from December 1, 1993 to December 1, 1994. Since December 1, 1994, Mr. Kahn has been paid compensation at the rate of $350,000 per year .

    If Mr. Kahn is disabled for more than six weeks while employed, his compensation will be reduced by 50%. If Mr. Kahn is disabled for more than twelve months, Mercury may terminate his employment with a severance payment equal to his salary for the lesser of one year or the remaining term of the employment agreement. If Mr. Kahn's employment is terminated without cause, Mercury will be obligated to pay him all amounts which would otherwise be paid to him over the remaining term of the employment agreement. Mr. Kahn may voluntarily terminate the employment agreement and receive all amounts which would otherwise be paid to him over the remaining term of the employment agreement if any of the following events occurs without Mr. Kahn's written consent, including: (i) any person gains sufficient control over the voting stock of Mercury so as to control Mercury or the election of a majority of the Board of Directors, (ii) Mercury is acquired by another entity, either through the purchase of Mercury's assets or stock or a combination thereof, or (iii) Mercury is merged or consolidated with another entity or reorganized, in a manner in which Mercury's present status, business or methods are changed. If Mr. Kahn dies during the term of the employment agreement, Mercury will pay to Mr. Kahn's estate the compensation which would otherwise be paid to Mr. Kahn through the end of the month in which he dies. In addition, Mercury will pay Mr. Kahn's estate or other designated beneficiary $2,250,000 upon his death. Relating to this obligation, Mercury has obtained a life insurance policy on Mr. Kahn's life in the amount of $2,025,000 which designates Mr. Kahn's wife as beneficiary.

    Mr. Kahn has agreed not to compete with Mercury within a radius of 300 miles from Mercury's present place of business for five years after the termination of the employment agreement. Mercury must make the severance payments required by the employment agreement for this non-competition agreement to be effective.

    A cash bonus plan for Mr. Kahn was approved by the Board of Directors in November 1990 (commencing fiscal 1991). The Compensation Committee continued the bonus plan during fiscal 1995 and will continue the bonus plan during fiscal 1996. The two-part bonus plan is based on earnings before interest and taxes
(EBIT) of the Company for the year in which the bonus is calculated. Under Part I of the Bonus Plan, if the bonus year's EBIT meets or exceeds the trailing three-year EBIT average, Mr. Kahn is entitled to a bonus equal to 25% of his salary. For years where EBIT falls below the trailing three-year average, any bonus paid to Mr. Kahn is solely at the discretion of the Compensation Committee. Under Part II of the Bonus Plan, an additional bonus is paid to Mr. Kahn in an amount equal to 6.67% of any increase in the bonus year's EBIT level over the trailing three-year average EBIT level.

    Mr. Czyzyk has an employment agreement with Mercury, dated as of November 15, 1994, pursuant to which Mercury will employ him as its President and Chief Operating Officer and as the president of MAC for a term ending on November 15, 1997, subject to automatic one-year extensions each successive November 15, unless either party gives 30 days' notice of non-renewal. The agreement provides that Mr. Czyzyk's tenure as President and Chief Operating Officer shall serve as a period of training and evaluation for appointment as Chief Executive Officer of Mercury, when and as such position may be vacated by Mr. Kahn, subject to the sole discretion and judgment of the Board of Directors. The agreement further provides for the continued nomination of Mr. Czyzyk to the Board of Directors of Mercury, so long as Mr. Czyzyk continues to serve as President and Chief Operating Officer.

    Mr. Czyzyk will receive an annual salary of $270,000 plus a bonus at the end of each fiscal year based on the following: (i) for fiscal 1996, in the event that Mercury's consolidated operating income less sales, general and administrative expenses and depreciation (EBIT) for that year exceeds the average EBIT of fiscal 1994 and fiscal 1995, then Mr. Czyzyk shall be paid a bonus of 25% of his base compensation under Part I of the Bonus Plan and 2 1/2% of the amount by which fiscal 1996 EBIT exceeds the average EBIT of fiscal 1994 and fiscal 1995 under Part II of the Bonus Plan; and (ii) for fiscal years subsequent to fiscal 1996, Part I and Part II of the Bonus Plan remain in effect except that the threshold EBIT is based on a trailing average of EBIT for the prior three fiscal years.

    In the event Mr. Czyzyk's employment is terminated for cause, Mr. Czyzyk will not be entitled to receive or be paid a bonus. In the event Mr. Czyzyk's employment is terminated without cause, Mercury will be obligated to pay Mr. Czyzyk the lesser of one year's base compensation or the base compensation that would otherwise be paid to him over the remaining term of the agreement, and a bonus for the fiscal year of termination in an amount which would otherwise be paid to him prorated over the days Mr. Czyzyk was employed by Mercury during the fiscal year of termination. "Cause" is defined in the employment agreement as misappropriation of corporate funds, negligence, Mr. Czyzyk's voluntary abandonment of his job (other than following a change in control, as defined in his employment agreement) or a material breach of the employment agreement. In the event of Mr. Czyzyk's death, Mr. Czyzyk's estate or beneficiary will be entitled to receive the death benefits of a $1,000,000 insurance policy, but all other obligations under his employment agreement will terminate and Mercury's only obligation will be to pay Mr. Czyzyk's estate all accrued salary through the end of the month of his death. In the event of Mr. Czyzyk's disability (as determined by the Chief Executive Officer of Mercury), Mr. Czyzyk's base salary will be reduced by 50% during the period of disability. If Mr. Czyzyk is disabled for a period of more than 12 months (as determined by the Chief Executive

Officer of Mercury), Mercury will be obligated to pay Mr. Czyzyk the same amount that would have been paid to Mr. Czyzyk if his employment was terminated without cause, except that all amounts paid to Mr. Czyzyk under any long-term disability insurance policy maintained by Mercury will be credited as if paid by Mercury to Mr. Czyzyk and after giving effect to any federal or state income tax savings resulting from the payment under a disability policy (as opposed to taxable salary). The employment agreement further provides that Mr. Czyzyk may terminate his employment following such a change in control, in which event Mr. Czyzyk will be entitled to be paid the lesser of one year's base compensation or the entire balance of his base compensation remaining to be paid to Mr. Czyzyk over the remaining term of the agreement.

    Mr. Czyzyk also received a signing bonus in the amount of $100,000 upon the execution of the employment agreement. The agreement includes a five-year post-employment, non-competition covenant.

COMPENSATION OF DIRECTORS


    Commencing July 1994, Mercury paid each non-employee director $1,000 per meeting with an annual minimum of $7,500 in fees paid in advance on the annual meeting date. Directors are also reimbursed for their travel, meals, lodging and out-of-pocket expenses incurred in connection with attending Board meetings.


    Under the 1990 Directors Stock Option Plan (the "1990 Directors Plan"), each individual who was a non-employee director on March 9, 1990 received an option to purchase 11,000 shares of Common Stock. As of the date of each annual meeting of shareholders ("Annual Meeting Date") occurring after March 9, 1990, each individual who was a non-employee director at any time since the end of the next preceding Annual Meeting Date was, and will continue to be, awarded options to purchase 11,000 shares of Common Stock.

    The purchase price of a share of Common Stock under an option is equal to the greater of 100% of the fair market value of a share of Common Stock as of the date the option is granted or the par value of a share of such Common Stock on such date. The options vest one year after the date of grant except following a "change in control", as defined, in which event the options vest immediately. Each option expires ten years after the date of grant.

    Under the 1990 Directors Plan, each of the current directors who are not employees of Mercury were granted non-qualified stock options at exercise prices equal to the fair market value of the Common Stock on the date of grants, as follows: Philip Fagan, Jr., M.D., options to purchase 66,000 shares, all currently outstanding, exercisable at prices between $1.70 and $6.36 per share; Frederick H. Kopko, Jr., options to purchase 33,000 shares, all currently outstanding, exercisable at prices between $1.93 and $6.36 per share; Robert L. List, options to purchase 66,000 shares, 55,000 exercised, 11,000 currently outstanding, exercisable at $6.36 per share; and William Langton, options to purchase 22,000 shares, all currently outstanding, exercisable at $3.35 to $6.36 per share. Mr. Langton was also granted a non-qualified stock option outside the 1990 Directors Plan on August 9, 1993, exercisable to purchase 10,000 shares at $3.125 per share, the fair market value on the date of grant. This option was exercised in March 1994.

STOCK OPTIONS

    The following table sets forth information regarding option exercises during fiscal 1995, as well as the number and total of in-the-money options at June 30, 1995, for each of the Named Executive Officers. No Named Executive Officers were granted options during fiscal 1995.

            AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTION VALUES (1)

                                                                                                    VALUE OF
                                                                              NUMBER OF           UNEXERCISED
                                                                         UNEXERCISED OPTIONS  IN-THE-MONEY OPTIONS
                                                                              AT FISCAL            AT FISCAL
                                                                            YEAR-END (#)        YEAR-END ($)(4)
                                           SHARES                        -------------------  --------------------
                                         ACQUIRED ON        VALUE           EXERCISABLE/          EXERCISABLE/
NAME                                    EXERCISE (#)   REALIZED ($)(2)(3)    UNEXERCISABLE       UNEXERCISABLE
--------------------------------------  -------------  ----------------  -------------------  --------------------
Seymour Kahn..........................          -0-              -0-           110,000/-0-          688,050/-0-
Joseph A. Czyzyk......................        4,200           31,500            22,800/-0-          146,946/-0-
Randolph E. Ajer......................        5,000           30,875            22,000/-0-          139,150/-0-
Kevin J. Walsh........................        5,000           32,500            22,000/-0-          139,150/-0-
William L. Silva......................          -0-              -0-            27,500/-0-          153,807/-0-

------------
(1) As adjusted for the ten percent stock dividend, effective June 16, 1995.

(2) In accordance with the rules of the Commission, the amounts set forth in the "Value Realized" column of this table are calculated by subtracting the exercise price from the fair market value of the underlying Common Stock on the exercise date. The amounts reported thus reflect the increase in the price of Mercury's common stock from the option grant date to the option exercise date, but do not necessarily reflect actual proceeds received upon option exercises.

(3) For purposes of this table, fair market value is deemed to be the average of the high and low Common Stock price reported by the American Stock Exchange Composite Transactions on the date indicated.

(4) Based upon a fair market value of $8.375 per share at June 30, 1995.

                              CERTAIN TRANSACTIONS

    In November 1994, Mercury acquired from Mr. Czyzyk the outstanding minority interest in Mercury's 80% owned subsidiary, MAC. The transaction included a redemption of 5% of the capital stock of MAC held by Mr. Czyzyk in exchange for $450,000 in cash and acquisition of the remaining 15% of the capital stock of MAC held by Mr. Czyzyk through the issuance of 225,000 shares of Common Stock valued at $1,406,000 ($6.25 per share, the closing price of the Common Stock on the AMEX on the date the Board approved the transaction) for a total consideration of $1,856,000. In addition, concurrent with the acquisition, Mercury entered into an employment agreement with Mr. Czyzyk. See "Management -- Employment Agreements."

    Pursuant to a Stock Purchase Agreement (the "First Stock Purchase Agreement") dated December 10, 1990 between Mercury, SK Acquisition, Inc., a Delaware corporation wholly-owned by Mr. Kahn ("SKAI"), Randolph E. Ajer, Kevin
J. Walsh, Grant G. Murray and Joseph A. Czyzyk (the "First Purchasers"), all full-time employees and Executive Vice Presidents of Mercury, SKAI sold 110,000 shares of Common Stock to each of Messrs. Ajer, Walsh, Murray and Czyzyk, at the price of $2.73 per share, with each purchaser paying a purchase price of $300,000, or an aggregate of $1,200,000. On December 10, 1990, the closing price of the Common Stock on the AMEX was $2.73 per share. Pursuant to a Stock Purchase Agreement (the "Second Stock Purchase Agreement", collectively, the First and Second Stock Purchase Agreements are hereinafter referred to as the "Stock Purchase Agreement") dated August 9, 1993 between Mercury, SKAI and William L. Silva, a full-time employee and Executive Vice President of Mercury, SKAI sold 110,000 shares of Common Stock to Mr. Silva at a price of $2.73 per share, with Mr. Silva paying a total purchase price of $300,000. On August 9, 1993, the closing price of the Common Stock on the AMEX was $2.84 per share. Each of the First Purchasers and Mr. Silva (collectively, the "Purchasers") paid $30,000 cash at the closing of his purchase, or an aggregate of $150,000, and agreed to pay the remaining $270,000, or an aggregate of $1,350,000, over a period of five years from the date of purchase, together with interest at the rate of

10% per annum on the outstanding balance. The purchase price owed to SKAI is secured by a first security interest in the Common Stock sold to each Purchaser and each such loan is non-recourse. Each Purchaser has given SKAI an irrevocable proxy to vote the Common Stock purchased by him for all purposes until the purchase price for his Common Stock has been paid in full.

    As part of the Stock Purchase Agreement, Mercury has agreed to loan the principal balance of the unpaid purchase price to each of the Purchasers during the five-year payment period as each payment is required to be made on March 1, June 1, September 1 and December 1 of each year until the principal amount owed by each Purchaser is paid in full, which will occur by the end of 1995 with respect to the First Purchasers and the end of 1998 with respect to Mr. Silva. Such loans are non-recourse and are secured by a second security interest in the purchased stock. The Purchasers have each agreed to pay their own interest on the balance of the purchase price outstanding from personal funds. Commencing March 1, 1994, and annually thereafter, for each of the First Purchasers who remain employed by Mercury, one-fifth of his loan will be forgiven. For each First Purchaser who remains employed by Mercury through March 1, 1998, his loan will be forgiven in full, his shares of Common Stock will be owned without any further lien in favor of Mercury or SKAI and the proxy granted to SKAI will expire by its terms. Commencing January 1, 1997, and annually thereafter, one-fifth of Mr. Silva's loan will be forgiven if he remains employed by Mercury. If Mr. Silva remains employed by Mercury through January 1, 2001, his loans will be forgiven in full, his shares of Common Stock will be owned without any further lien in favor of Mercury or SKAI and the proxy granted to SKAI will expire by its terms. See Note 6 of Notes to Consolidated Financial Statements.

    During fiscal 1995, Mercury loaned an aggregate of $337,500 to the First Purchasers and Mr. Silva which was used to make the June 1, 1994 through June 1, 1995 payments to SKAI. Amounts outstanding as of June 30, 1995 were as follows:
Mr.  Ajer $162,000, Mr. Walsh $162,000, Mr. Murray $162,000, Mr. Czyzyk $162,000
and Mr. Silva $270,000.

    During March 1994 and March 1995, Mercury loaned Mr. Ajer $19,274, Mr. Walsh $19,143 and Mr. Murray $22,491, which was used to pay withholding taxes associated with the loan forgiveness under the First Stock Purchase Agreement. Such loans bore or bear no interest and were or are being repaid through ratable payroll deductions over a one-year period.

    In September 1994, Mercury loaned Mr. Czyzyk $130,000, which Mr. Czyzyk repaid in November 1994.

    On August 1, 1995, Grant G. Murray and Mercury entered into an agreement ("Agreement") in connection with the termination of Mr. Murray's employment. The Agreement provides for the payment to Mr. Murray by Mercury of the sum of $275,000, payable $75,000 upon execution of the Agreement followed by quarterly payments of $50,000 on November 1, 1995, February 1, 1996, May 1, 1996 and August 1, 1996.

    In consideration for the payment of $275,000, Mr. Murray transferred to Mercury 110,000 shares acquired by him pursuant to the First Stock Purchase Agreement and returned all stock options held by him. The Agreement also provides (i) for the forgiveness of all debts or loans, aggregating $178,000, owed by Mr. Murray to Mercury; (ii) for Mr. Murray to procure new business for Mercury and to receive as compensation a percentage of net margins realized on such new business; (iii) for Mr. Murray not to compete with Mercury or its affiliates until August 1, 1996; (iv) for the continuation of medical insurance for Mr. Murray through December 1995; (v) for a release by Mr. Murray of all claims against Mercury, including his claim with respect to an accrued bonus of $60,000; and (vi) for a release by Mercury of all claims against Mr. Murray. In consideration for SKAI's facilitating the stock repurchase transaction by waiving its right to restrict the transfer of Mr. Murray's shares, and as payment in full of all interest and remaining amounts due to SKAI in connection with the purchase transaction, Mercury agreed to pay SKAI the amount of $100,000 in the form of options to purchase 30,000 shares of the Common Stock. Such options are to be granted at $3.33 below the closing price of the Common Stock on the AMEX as of August 24, 1995 (the date the Board approved the transaction), and will, subject to continued employment, vest and become exercisable six months from the date of grant. Such options will be granted subject to: (1) an increase in the authorized shares of Mercury at the next annual meeting of shareholders; and (2) acceptance of the shares underlying such options for listing on the AMEX. If the conditions for the issuance of the options are not met, Mercury will reconsider the form of payment of the $100,000 to SKAI.

    During fiscal 1995, Mercury sold approximately $211,000 in fuel to Millionaire of Long Beach, a company owned by Mr. Murray. As part of the stock repurchase arrangement, Mr. Murray had agreed to let Mercury off-set any amounts owed to Mercury by Millionaire of Long Beach for such purchases against amounts due under the stock repurchase arrangement. No amounts were owed as of the closing of the transaction.

    Mercury has Indemnity Agreements with each of its directors and executive officers which require Mercury, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers, employees or agents of Mercury, and, under certain circumstances, to advance their expenses incurred as a result of proceedings brought against them. In order to be entitled to indemnification, the executive officer or director must have acted in a manner reasonably believed to be in, or not opposed to, the best interests of Mercury and, with respect to a criminal matter, in a manner which he had no reason to believe was illegal.

                             PRINCIPAL SHAREHOLDERS


    The following table sets forth certain information regarding the beneficial ownership of Common Stock as of December 31, 1995 by (i) each person (or group of affiliated persons) known to Mercury to be the beneficial owner of more than five percent of Common Stock, (ii) each director of Mercury, (iii) each Named Executive Officer and (iv) all executive officers and directors of Mercury as a group. As of December 31, 1995, there were 5,380,087 shares of Common Stock outstanding. Unless otherwise indicated below, to the knowledge of Mercury, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent such power is shared by spouses under applicable law.



                                                                                  SHARES
                                                                               BENEFICIALLY
NAME AND ADDRESS                                                                   OWNED          PERCENT
---------------------------------------------------------------------------  -----------------  -----------
Seymour Kahn (1)...........................................................     1,398,140(2)         25.5%
Joseph A. Czyzyk (1).......................................................       396,450(3)          7.3%
Randolph E. Ajer...........................................................       143,000(4)          2.6%
Kevin J. Walsh.............................................................       132,000(5)          2.4%
William L. Silva...........................................................       137,500(6)          2.5%
Philip J. Fagan, Jr., M.D..................................................        99,000(7)          1.8%
Frederick H. Kopko, Jr.....................................................        33,000(8)         *
William G. Langton.........................................................        22,000(9)         *
Robert L. List.............................................................        11,000(10)        *
Kennedy Capital Management, Inc.
  425 N. New Ballas Road, #181
  St. Louis, Missouri 63141-6821...........................................       395,000             7.3%
All directors and executive officers as a group (9 persons)................     1,932,090(11)        33.8%


------------
*   Less than one percent.

 (1)The address for each of Messrs. Kahn and Czyzyk is 5456 McConnell Avenue, Suite 100, Los Angeles, California 90066.

 (2)Includes 829,660 shares held of record by SKAI. Also includes 440,000 shares owned by four executive officers of Mercury which SKAI holds a proxy to vote and which are subject to a security interest held by SKAI. See "Certain Transactions." Includes 110,000 shares issuable upon the exercise of options exercisable within 60 days from December 31, 1995. Also includes 8,800 shares held of record by Mr. Kahn's wife, as to which Mr. Kahn disclaims beneficial ownership.



 (3)Includes 22,800 shares issuable upon exercise of options exercisable within 60 days from December 31, 1995. Includes 110,000 shares beneficially owned by Mr. Czyzyk for which Mr. Czyzyk has granted a proxy to SKAI and which are subject to pledges. See "Certain Transactions." Includes 3,850 shares held by Mr. Czyzyk, as custodian for his children, and 1,100 shares held by Mr. Czyzyk's spouse's IRA account with respect to which Mr. Czyzyk disclaims beneficial ownership.



 (4)Includes 22,000 shares issuable upon exercise of options exercisable within 60 days from December 31, 1995. Includes 110,000 shares beneficially owned by Mr. Ajer for which Mr. Ajer has granted a proxy to SKAI and which are subject to pledges. See "Certain Transactions."



 (5)Includes 22,000 shares issuable upon exercise of options exercisable within 60 days from December 31, 1995. Includes 110,000 shares beneficially owned by Mr. Walsh for which Mr. Walsh has granted a proxy to SKAI and which are subjected to pledges. See "Certain Transactions."



 (6)Includes 27,500 shares issuable upon exercise of options exercisable within 60 days from December 31, 1995. Includes 110,000 shares beneficially owned by Mr. Silva which Mr. Silva has granted a proxy to SKAI and which are subject to pledges. See "Certain Transactions."



 (7) Includes 66,000 shares issuable upon exercise of options exercisable within 60 days from December 31, 1995.



 (8) Consists of 33,000 shares issuable upon exercise of options exercisable within 60 days from December 31, 1995.



 (9) Consists of 22,000 shares issuable upon exercise of options exercisable within 60 days from December 31, 1995.



(10) Consists of 11,000 shares issuable upon exercise of options exercisable within 60 days from December 31, 1995.



(11) Includes 336,300 shares issuable upon exercise of options exercisable within 60 days from December 31, 1995.

                           DESCRIPTION OF DEBENTURES


    THE DEBENTURES ARE BEING ISSUED PURSUANT TO AN INDENTURE (THE "INDENTURE") TO BE DATED AS OF JANUARY , 1996 BETWEEN MERCURY AND IBJ SCHRODER BANK & TRUST COMPANY, AS TRUSTEE (THE "TRUSTEE"). THE FOLLOWING IS A SUMMARY OF THE MATERIAL TERMS AND PROVISIONS OF THE DEBENTURES. THE TERMS OF THE DEBENTURES INCLUDE THOSE SET FORTH IN THE INDENTURE AND THOSE MADE PART OF THE INDENTURE BY REFERENCE TO THE TRUST INDENTURE ACT OF 1939, AS AMENDED (THE "TRUST INDENTURE ACT"). THE DEBENTURES ARE SUBJECT TO ALL SUCH TERMS, AND PROSPECTIVE PURCHASERS OF THE DEBENTURES ARE REFERRED TO THE INDENTURE AND THE TRUST INDENTURE ACT FOR A STATEMENT THEREOF. THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE DEBENTURES AND IS SUBJECT TO THE DETAILED PROVISIONS OF, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE FORM OF INDENTURE (INCLUDING THE FORM OF DEBENTURE) THAT HAS BEEN FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART. ALL SECTION REFERENCES APPEARING IN THIS "DESCRIPTION OF DEBENTURES" ARE TO SECTIONS OF THE INDENTURE, AND CAPITALIZED TERMS USED BUT NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE INDENTURE. AS USED IN THIS "DESCRIPTION OF DEBENTURES," THE TERM "COMPANY" MEANS MERCURY AIR GROUP, INC. AND DOES NOT INCLUDE ITS SUBSIDIARIES.


GENERAL


    The Debentures will be unsecured obligations of Mercury, will be limited to $25,000,000 in aggregate principal amount (up to $28,750,000 if the Underwriters' over-allotment option is exercised in full) and will mature on February , 2006. The Debentures will bear interest at the rate per annum shown on the cover of this Prospectus from and including the date of the initial issuance of the Debentures under the Indenture or from and including the most recent Interest Payment Date to which interest has been paid or provided for,
payable   semi-annually   on    August             and    February
of each year, commencing August , 1996, to the Person in whose name the Debenture (or any predecessor Debenture) is registered at the close of business on the preceding July or January , as the case may be. Interest on the Debentures will be paid on the basis of a 360-day year of twelve 30-day months. Debentures issued pursuant to the over-allotment option, if any, shall accrue interest from the date of issuance of the initial $25,000,000 aggregate principal amount of Debentures. (Sections 2.1, 2.2 and 4.1).


    Principal of, premium, if any, and interest on, the Debentures will be payable at the office or agency of Mercury or the Trustee maintained for that purpose in New York, New York and at any other office or agency maintained by Mercury or the Trustee for such purpose, all as provided in the Indenture. (Sections 2.1 and 4.2).

    The Debentures will be initially issued only in fully registered book-entry form with The Depository Trust Company, as the book-entry depositary (the
"Depositary"). (Section 2.1). Except as described in this Prospectus or in the Indenture, the Debentures will not be issuable in definitive certificated form to any person other than the Depositary or its nominees. See "-- Book-Entry System." No service charge will be made for any transfer or exchange of the Debentures, but Mercury may require payment of a sum sufficient to cover any related tax or other governmental charge.

    All moneys paid by Mercury to the Trustee or any Paying Agent for the payment of principal of, and premium, if any, and interest on, any Debenture which remain unclaimed for two years after such principal, premium or interest becomes due and payable may be repaid to Mercury. Thereafter, the Holder of such Debenture shall, as an unsecured general creditor, look only to Mercury for payment thereof. (Section 8.5).

    Application has been made to list the Debentures on the AMEX. When issued, the Debentures will be a new issue of securities with no established trading market. No assurance can be given as to the liquidity of the trading market for the Debentures. Because the Debentures are convertible into Common Stock, the prices at which the Debentures trade in the market will likely be affected by the price of Mercury's Common Stock.

    The Indenture will not restrict Mercury's ability to incur indebtedness, create or grant liens, pay dividends or make other distributions on its capital stock (other than to the extent the conversion price may thereafter be required to be adjusted) or make investments, acquisitions or dispositions and will not require Mercury to meet any financial tests.

    The Indenture does not contain any provisions that would provide protection to Holders of the Debentures against a sudden and dramatic decline in credit quality of Mercury resulting from any takeover, recapitalization or similar restructuring, except as described under "-- Repurchase of Debentures by Mercury at the Option of the Holder After Certain Changes of Control."

BOOK-ENTRY SYSTEM

    The Debentures will be represented by a single global security (a "Global Note"). The Global Note will be deposited with, or on behalf of, the Depositary and registered in the name of the Depositary's nominee. Except as set forth below, the Global Note may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary or to a successor depositary or nominee of such successor. Except as set forth below, book-entry beneficial owners of the Debentures will not be entitled to have such book-entry beneficial ownership registered in their names on the Security Register, will not receive or be entitled to receive physical delivery of the Debentures beneficially owned by book-entry registration, and will not be deemed to be the registered Holders of the Debentures under the Indenture.

    Settlement of Debentures deposited with the Depositary will be made in the Depositary's Same-Day Funds Settlement System. The Debentures will trade in such system until maturity or until the Debentures are repurchased or redeemed in full, and secondary market trading activity for the Debentures will therefore settle in immediately available funds. All payments of principal and interest will be made in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Debentures.

    The Depositary has advised as follows: It is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., AMEX and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

    Purchases of interests in the Global Note under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such interests on the Depositary's records. The ownership interest of each actual purchaser of interests in the Global Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Note are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners.

    To facilitate subsequent transfers, all Global Notes deposited by Participants with the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of Global Notes with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the interests in the Global Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts interests in the Global Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Note. Under its usual procedures, the Depositary mails an Omnibus Proxy to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts interests in the Global Note are credited on the record date (identified in a listing attached to the Omnibus Proxy).

    Principal and interest payments on the Global Note will be made to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on the payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not the Depositary, the Paying Agent or Mercury, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of Mercury or the Paying Agent, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants. None of Mercury, the Trustee, or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any Global Note, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Global Note representing all but not part of the Debentures is exchangeable for Debentures in definitive form of like tenor and terms if (i) the Depositary is at any time unwilling, unable or ineligible to continue as Depositary for such Global Notes and a successor Depositary is not appointed by the Company within 60 days of the date the Company is so informed in writing;
(ii) the Company executes and delivers to the Trustee a Company Order to the effect that such Global Note shall be so exchangeable; or (iii) an Event of Default or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to the Debentures, has occurred and is continuing. A Global Note that is exchangeable pursuant to the preceding sentence shall be exchangeable for Debentures issuable in denominations of $1,000 and any integral multiple thereof and registered in such names as the Depositary holding such Global Note shall direct. Subject to the foregoing, a Global Note shall not be exchangeable, except for a Global Note of like denomination to be registered in the name of such Depositary or its nominee.

    The   information  in  this  section   concerning  the  Depositary  and  the
Depositary's book-entry system has been obtained from sources that Mercury believes to be reliable, but Mercury takes no responsibility for the accuracy thereof.

CONVERSION RIGHTS

    The Debentures will be convertible into Common Stock at any time prior to redemption or Stated Maturity, initially at the conversion price set forth on the cover of this Prospectus. The conversion price will be subject to adjustment upon the occurrence of any of the following events: (i) the payment, dividend or other distribution on any class of capital stock of Mercury in shares of Common Stock or any class of capital stock of Mercury; (ii) the issuance of rights, options or warrants to all or substantially all holders of Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the then current market price per share (as defined in the Indenture); (iii) the subdivision, combination or reclassification of outstanding shares of Common Stock; and (iv) the distribution to all or substantially all holders of Common Stock of evidences of indebtedness or assets of Mercury or rights or warrants to acquire such evidences of indebtedness or assets (including securities, but excluding (a) rights, options or warrants referred to in clause (ii) above, and (b) dividends or distributions referred to in clause (i) above). No adjustment of the conversion price will be required to be made until cumulative adjustments amount to at least $0.125. Any adjustments which by reason of the foregoing are not required to be made will be carried forward and taken into account in any subsequent adjustment. In addition to the foregoing adjustments, Mercury will be permitted to reduce the conversion price at its discretion. (Section 13.4).


    Subject to the rights of Holders to require Mercury to repurchase their Debentures upon the occurrence of a Change of Control and a Rating Downgrade (see "-- Repurchase of Debentures at the Option of the Holder After Certain Changes of Control"), in the case of any consolidation or merger of Mercury with any other corporation or trust, or in case of any merger of another corporation or trust into Mercury (other than one in which no change is made in the Common Stock), or in case of any sale, transfer or other disposition of all or substantially all of the assets of Mercury, the Holder of any Debentures shall, after such sale, transfer or other disposition, have the right to convert such Debenture only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a Holder of the number of shares of Common Stock into which such Debenture might have been converted immediately prior to such consolidation, merger, sale or transfer; and adjustments will be provided for events subsequent thereto that are as nearly equivalent as practical to the conversion price adjustments described above. (Section 13.10).


    Fractional shares of Common Stock will not be issued upon conversion, but, in lieu thereof, Mercury will pay a cash adjustment based upon the Current Market Price on the day of conversion. (Section 13.8).

    Except as provided below, no adjustment will be made on conversion of a Debenture for interest accrued thereon. If a Debenture is surrendered for conversion after the close of business on any regular record date for payment of interest and before the opening of business on the corresponding interest payment date, then, notwithstanding such conversion, the interest payable on such interest payment date will be paid in cash to the person in whose name the Debenture is registered at the close of business on such record date and (other than a Debenture or a portion of a Debenture called for redemption on a redemption date occurring after such record date and on or prior to the fifth calendar day following such interest payment date) when so surrendered for conversion, the Debenture must be accompanied by payment of an amount equal to the interest payable on such interest payment date.

    With respect to Debentures called for redemption, the conversion right will expire at the close of business on the fifth calendar day preceding the date fixed for redemption. (Section 13.1). The interest payment with respect to a Debenture (or portion of a Debenture) called for redemption on a redemption date occurring on a date during the period from the close of business on any regular record date next preceding any interest payment date to the close of business on the fifth calendar day following such interest payment date will be payable on such interest payment date to the Holder of such Debenture at the close of business on such regular record date notwithstanding the conversion of such

Debenture after such regular date and on or prior to such interest payment date, and the Holder converting such Debenture will not be required to pay an amount equal to the interest payable on such interest payment date upon surrender of such Debenture for conversion.

SUBORDINATION

    The indebtedness evidenced by the Debentures is subordinate to all Senior Indebtedness of Mercury. To the extent and in the manner provided in the Indenture, Senior Indebtedness must be paid before any payment may be made to any Holders of Debentures. No payment shall be made by Mercury on account of principal of, premium, if any, or interest on the Debentures or on account of the redemption, repurchase, acceleration or other acquisition of Debentures of Mercury, if there shall have occurred and be continuing a default in the payment of all or any portion of the obligations on any Senior Indebtedness until such default shall have been cured or waived or shall have ceased to exist. (Section 11.1).

    Upon any acceleration of the principal of the Debentures or any distribution of assets of Mercury upon any dissolution, winding up, total or partial liquidation or reorganization of Mercury, whether voluntary or involuntary, in bankruptcy, insolvency, receivership or similar proceeding or upon assignment for the benefit of creditors, all amounts due or to become due upon all Senior Indebtedness must be paid in full before the Holders of the Debentures are entitled to receive or retain any assets so distributed in respect of the Debentures. (Section 11.3). By reason of this provision, in the event of insolvency of Mercury, Holders of the Debentures may recover less, ratably, than holders of Senior Indebtedness and the general creditors of Mercury.

    "Senior Indebtedness" is defined to mean the principal of, premium, if any, unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Mercury whether or not a claim for post-filing interest is allowed in such proceeding), fees, charges, expenses, reimbursement and indemnification obligations, and all other amounts payable under or in respect of Indebtedness (as defined) of Mercury, whether any such Indebtedness exists as of the date of the Indenture or is created, incurred, assumed or guaranteed after such date, other than (i) Indebtedness that by its terms or by operation of law is subordinated to or on a parity with the Debentures and (ii) Indebtedness of Mercury owed to a subsidiary of Mercury. (Section 1.1).

    "Indebtedness" with respect to any Person is defined to mean:

        (i) any debt (a) for money borrowed (other than the Debentures), or (b) evidenced by a bond, note, debenture or similar instrument (including purchase money obligations) given in connection with the acquisition of any business, property or assets, whether by purchase, merger, consolidation or otherwise, but shall not include any account payable or other obligation created or assumed by a Person in the ordinary course of business in connection with the obtaining of materials or services, or (c) which is a direct or indirect obligation which arises as a result of banker's acceptances or bank letters of credit issued to secure obligations of such Person, or to secure the payment of revenue bonds issued for the benefit of such Person, whether contingent or otherwise;

        (ii) any debt of others described in the preceding clause (i) which such Person has guaranteed or for which it is otherwise liable;

       (iii) the obligation of such Person as lessee under any lease of property which is reflected on such Person's balance sheet as a capitalized lease; and

       (iv) any deferral, amendment, renewal, extension, supplement or refunding of any liability of the kind described in any of the preceding clauses (i),
    (ii) and (iii). (Section 1.1).

    The Indenture does not limit or prohibit the incurrence of Senior Indebtedness by Mercury or of other Indebtedness or liabilities by Mercury or any of its subsidiaries. Certain of Mercury's operations are conducted through subsidiaries, which are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debentures or to make any funds available therefore, whether by dividends, loans or other payments. The Debentures will be structurally subordinated to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of Mercury's subsidiaries. Any right of Mercury to receive assets of any such subsidiary upon the liquidation or reorganization of any such subsidiary (and the consequent right of the Holders of the Debentures to participate in those assets) will be structurally subordinated to the claims of that subsidiary's creditors.

OPTIONAL REDEMPTION


    The Debentures will be redeemable, at Mercury's option, in whole or from time to time in part, at any time on or after February , 1999, upon not less than 30 nor more than 60 days' notice at the following Redemption Prices (expressed as percentages of principal amounts) plus accrued and unpaid interest to the Redemption Date (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date that is prior to the Redemption Date). (Sections 3.1 and 3.4).


    If redeemed during the period indicated below, the Redemption Price shall be:


                                                                 REDEMPTION
PERIOD                                                              PRICE
-------------------------------------------------------------  ---------------
February   , 1999 - February   , 2000........................          104%
February   , 2000 - February   , 2001........................          103%
February   , 2001 - February   , 2002........................          102%
February   , 2002 - February   , 2003........................          101%


and thereafter at 100% of the principal amount thereof.


    In addition, the Debentures may be redeemed at the election of the Company, in whole or in part, at any time on or after February , 1998 and before February , 1999, at a Redemption Price of 105% of the principal amount of the Debentures plus accrued and unpaid interest to the Redemption Date if the Closing Price of the Common Stock has been at least 140% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days ending not more than five trading days prior to the date of the redemption notice. The redemption amounts will be paid with interest accrued to the date fixed for redemption, subject to the right of the registered holder on the Record Date for an interest payment to receive such interest. If Mercury elects to redeem less than all the Debentures, the Trustee will select which Debentures to redeem using such method as it deems fair and appropriate (including the selection for redemption of a portion of the principal amount of any Debenture, but not less than $1,000). On and after the redemption date, interest ceases to accrue on the Debentures or portion of the Debentures called for redemption. (Section 3.1).


    Mercury may at any time buy Debentures on the open market at prices which may be greater or less than the Redemption Prices listed above.

    No sinking fund is provided for the Debentures.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Indenture provides that Mercury may, without the consent of the Holders of the Debentures, consolidate with or merge into any other corporation, or convey, transfer or lease its properties and assets substantially as an entirety to any person, provided that in any such case (a) the successor corporation shall be a domestic corporation and such corporation shall assume by a supplemental indenture Mercury's obligations under the Indenture and (b) immediately after giving effect to such transaction, no default shall have occurred and be continuing. Upon compliance with these provisions by a successor corporation, Mercury would be relieved of its obligations under the Indenture and the Debentures. (Section 5.1).

REPURCHASE OF DEBENTURES AT THE OPTION OF THE HOLDER AFTER CERTAIN CHANGES OF CONTROL

    In the event of any Change of Control and a Rating Downgrade, occurring after the date of issuance of the Debentures and on or prior to Stated Maturity, each Holder of Debentures will have the right, at the Holder's option, to require Mercury to repurchase all (or any portion with a principal amount equal to $1,000 or an integral multiple thereof) of the Holder's Debentures on or promptly following the date (the "Repurchase Date") that is 45 calendar days after the date Mercury gives notice of the Change of Control and the Rating Downgrade as described below, at a price (the "Repurchase Price") equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the Repurchase Date. (Section 12.1).


    The right to require Mercury to repurchase Debentures as a result of the occurrence of a Change of Control and a Rating Downgrade could create an event of default under Senior Indebtedness as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Debentures. See "-- Subordination." However, failure by Mercury to repurchase the Debentures when required under the preceding paragraph will result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. (Section 6.1).


    Within 30 calendar days after the occurrence of a Change of Control and a Rating Downgrade, Mercury is obligated to mail to all Holders of Debentures a notice of the occurrence of such Change of Control and Rating Downgrade, the Repurchase Date, the Repurchase Price, the procedures which the Holder must follow to exercise the repurchase right and other information with respect to the repurchase of the Debentures. To exercise the repurchase right, the Holder of a Debenture must deliver, on or before the close of business on the tenth Business Day immediately preceding the Repurchase Date, written notice to the Trustee of the Holder's exercise of such right. (Section 12.3).


    As used in the Indenture, (a) a "Change of Control" shall be deemed to have occurred at such time as, whether or not approved by the Board of Directors of Mercury, any person (i) is or becomes the beneficial owner, directly or indirectly, of securities representing more than 50% of the total number of votes that may be cast for the election of the directors of Mercury or (ii) acquires from Mercury more than 50% of the assets or earning power of Mercury and its subsidiaries, (b) "person" means a person or group (within the meaning of Sections 13(d) and 14(d) of the Exchange Act), together with any affiliates or associates thereof, but does not include Seymour Kahn or any subsidiary of Mercury, (c) "beneficial ownership" shall be determined pursuant to the provisions of Rule 13d-3 and 13d-5 under the Exchange Act, except that a person shall have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time and (d) "Rating Downgrade" means a decrease by one or more gradations (including gradations within rating categories as well as between rating categories) of the investment rating assigned to the Debentures by any nationally recognized statistical rating organization, provided that such downgrade occurs on, or within 90 days after, the earlier to occur of (i) the occurrence of a Change of Control or (ii) public notice of the occurrence of a Change of Control or the intention by Mercury to effect a Change of Control (which period shall be extended so long as the rating of the Debentures is under publicly announced consideration for possible downgrade by any nationally recognized statistical rating organization). (Section 1.1).

    If a Change of Control and a Rating Downgrade were to occur, no assurance can be given that Mercury would have sufficient funds to repurchase all Debentures tendered by the Holders thereof or to make any principal or interest payment otherwise required by the Debentures.

    The foregoing provisions would not necessarily afford Holders of the Debentures protection in the event of highly leveraged or other transactions involving Mercury that may adversely affect Holders. In addition, the foregoing provisions may discourage open market purchases of the Common Stock or a non-negotiated tender or exchange offer for such stock and, accordingly, may limit a shareholder's ability to realize a premium over the market price of the Common Stock in connection with any such transaction.

    In the event a Change of Control and a Rating Downgrade occurs and the Holders exercise their rights to require Mercury to repurchase Debentures, Mercury intends to comply with applicable tender offer rules under the Exchange Act, including Rules 13e-4 and 14e-1, as then in effect, with respect to any such purchase.

REPURCHASE OF DEBENTURES UPON DEATH OF HOLDER

    Mercury will repurchase Debentures tendered by the personal representative or surviving co-owner of a deceased Debenture Holder within 60 days of tender at a price equal to 100% of the principal amount plus accrued and unpaid interest to the date of payment, subject to the limitations hereinafter described. (Section 12.2). Under the terms of the Indenture, Mercury is obligated to repurchase up to an annual maximum principal amount of $100,000 per Debenture Holder, subject to an annual maximum principal amount of $500,000 with respect to Debentures tendered on behalf of all deceased Debenture Holders. In the case of Debentures registered in the name of banks, trust companies or broker-dealers who are members of a national securities exchange or the National Association of Securities Dealers, Inc. ("Qualified Institutions"), the individual $100,000 annual limitation applies to each beneficial owner of Debentures held by any Qualified Institution. (Section 12.2).

    A Debenture held in tenancy by the entirety, joint tenancy or tenancy in common will be deemed to be held by a single Holder, and the death of any such co-owner will be deemed the death of a Holder, regardless of the name in which the Debenture is registered, provided that the co-owner establishes his or her beneficial interest in the Debenture to the satisfaction of the Trustee. Such beneficial ownership will normally be deemed to exist in typical cases of street name or nominee ownership, ownership by a custodian for the benefit of a minor under the Uniform Gifts to Minors Act, community property or other joint ownership arrangements between a husband and wife and certain other arrangements whereby a person has substantially all of the beneficial ownership interests in the Debentures during his or her lifetime.

    Except for Qualified Institutions, no particular form of request for repurchase or authority to request the repurchase is necessary. However, in order for Debentures to be validly tendered for repurchase, the Trustee must receive: (i) a written request for repurchase signed by the personal representative or surviving co-owner, (ii) evidence satisfactory to Mercury and the Trustee that the deceased Holder held a book-entry beneficial interest in the Debentures or, if applicable, the certificates representing the Debentures to be repurchased, free and clear of liens and encumbrances; (iii) appropriate evidence of death and, if made by a representative of a deceased Debenture Holder, appropriate evidence of authority to make such request; and (iv) such other additional documents as the Trustee shall require, including inheritance or estate tax waivers and evidence of authority of the personal representative. Debentures not repurchased because of the annual individual Holder or aggregate limitations will be held for repurchase in order of receipt, subject to the same per Holder and aggregate limitations, within 60 days following the commencement of the next Repurchase Period until paid, unless sooner withdrawn by the personal representative of the deceased Debenture Holder or surviving co-owner of the Debenture.


    In the case of Debentures held by Qualified Institutions on behalf of beneficial owners, the $100,000 principal amount per Repurchase Period limitation shall apply to each such beneficial owner. Such Qualified Institution in its request for prepayment on behalf of such beneficial owner must certify that it holds Debentures on behalf of the beneficial owner and that the aggregate requests for repayment tendered by the Qualified Institution on behalf of the beneficial owner during the calendar year does not exceed $100,000. In addition, any request for repurchase made by a Qualified Institution on behalf of a beneficial owner must be delivered to the Trustee by registered mail, return receipt requested.


    Although Mercury is obligated to repurchase in any Repurchase Period up to $500,000 principal amount of the Debentures issued under the Indenture, it is not required to establish a sinking fund or otherwise set aside funds for that purpose. Mercury intends to repay Debentures tendered out of its internally generated funds or, if necessary, short-term or other long-term borrowings. The obligation to repurchase the Debentures, however, is an unsecured obligation of Mercury.

    Nothing in the Indenture prohibits Mercury from repurchasing, in acceptance of tenders made pursuant to the Indenture, Debentures in excess of the principal amount that Mercury is obligated to repurchase, nor does anything in the Indenture prohibit Mercury from purchasing any Debentures on the open market.

EVENTS OF DEFAULT

    An "Event of Default" is defined in the Indenture as (i) failure by Mercury to pay interest on any of the Debentures when it becomes due and payable and the continuance of any such failure for 30 days; (ii) failure by Mercury to pay all or any part of the principal of, or premium, if any, on the Debentures when it becomes due and payable, whether at Stated Maturity, upon redemption, upon acceleration or otherwise, including payment of the Repurchase Price; (iii) failure by Mercury to comply with the provisions described under "Consolidation, Merger and Sale of Assets" above; (iv) failure of Mercury to provide notice of a Change of Control and a Rating Downgrade as provided in the Indenture; (v) failure by Mercury to comply with any other covenant in the Indenture and continuance of such failure for 60 days after notice of such failure has been given to Mercury by the Trustee or by the Holders of at least 25% of the aggregate principal amount of the Debentures then outstanding; (vi) any acceleration of the maturity of Indebtedness of Mercury or any of its subsidiaries having an outstanding principal amount of at least $5,000,000 or a failure to pay such Indebtedness at its stated maturity after demand therefor, if acceleration is not annulled within ten days after written notice; (vii) a final judgment or final judgments that exceed $5,000,000 for the payment of money have been entered by a court or courts of competent jurisdiction against Mercury and/or any subsidiary of Mercury and such judgment or judgments have not been discharged with 30 days after all rights to appeal have been exhausted; and
(viii) certain events of bankruptcy, insolvency or reorganization involving Mercury or any subsidiary of Mercury. (Section 6.1).

    Subject to certain restrictions on the ability to accelerate contained in the subordination provisions as described above under "-- Subordination," if (i) an Event of Default with respect to the Debentures shall occur and be continuing (except for an Event of Default referred to in clause (viii) above), the Trustee or the Holders of not less than 25% in aggregate principal amount of the Debentures then outstanding may declare the principal of all such Debentures, including interest thereon, to be due and payable or (ii) an Event of Default referred to in clause (viii) occurs, all principal of, premium, if any, and accrued and unpaid interest on the Debentures shall be immediately due and payable without any declaration by the Trustee or Holders. (Section 6.2). Mercury is required to furnish to the Trustee, within 45 days after the end of each financial quarter, a statement as to the performance by Mercury of its obligations under the Indenture and as to any default in such performance. (Section 4.6) Under certain circumstances, any declaration of acceleration with respect to the Debentures may be rescinded and past defaults may be waived by the Holders of a majority of the aggregate principal amount of the Debentures then outstanding. (Sections 6.2 and 6.12).

    Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 7.2) The Holders of a majority in aggregate principal amount of the Debentures then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee (subject to certain exceptions). (Section 6.11).

    No Holder of any Debenture will have the right to institute any proceeding with respect to the Indenture or for any remedy thereunder unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the Holders of at least 25% in aggregate principal amount of the Debentures then outstanding shall also have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received with 60 days after its receipt of such notice from the Holders of a majority in aggregate principal amount of the Debentures then outstanding a direction inconsistent with such request and the Trustee shall have failed to institute such proceeding with 60 days. (Section 6.7).

AMENDMENTS AND WAIVERS

    Modifications and amendments of the Indenture may be made by Mercury and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Debentures then outstanding; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Debenture affected thereby, (i) reduce the percentage of principal amount of Debentures whose Holders must consent to an amendment, supplement or waiver of any provisions of the Indenture or Debentures; (ii) reduce the rate or extend the time for payment of interest on any Debenture; (iii) reduce the principal amount of any Debenture, or reduce the Repurchase Price or the Redemption Price; (iv) change the Stated Maturity of any Debenture or change the Repurchase Date of any Debenture; (v) alter in a manner adverse to any Holder
(a) the redemption provisions in the Indenture, (b) the repurchase provisions in the Indenture or (c) the conversion provisions in the Indenture; (vi) change the provisions concerning waivers of Defaults or Events of Default by Holders of the Debentures (except to increase any required percentage or to provide that certain other provisions hereof cannot be modified or waived without the consent of the Holders of each outstanding Debenture affected thereby) or the rights of Holders to recover the principal of, premium, if any, interest on, or redemption or repurchase payment with respect to, any Debenture; and (vii) make the principal of, premium, if any, or the interest on, any Debenture payable with anything or in any manner other than as provided for in the Indenture. (Sections
9.1 and 9.2).

    The Holders of not less than a majority in aggregate principal amount of the Debentures then outstanding may, on behalf of all Holders of Debentures, waive any past default under the Indenture with respect to the Debentures, except a default in the payment of principal of, premium, if any, or interest, or in respect of a provision which under the Indenture cannot be modified or amended without consent of the Holder of each outstanding Debenture affected. (Section 6.12).

                              RATING OF DEBENTURES

    The  Debentures are rated "    " by Standard & Poor's Corporation ("S & P").
S & P defines a "     " rating as meaning "                ". Ratings are not  a
recommendation to purchase, hold or sell the Debentures and are not intended to provide any guidance concerning the relative value of an investment. The rating is based on current information furnished to S & P by the Company and obtained from other sources. The rating may be changed, suspended or withdrawn at any time as a result of changes in, or unavailability of, such information.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

    The following discussion is a summary of the material federal income tax consequences of holding and disposing of the Debentures by U.S. Holders (as defined below). This summary is based upon laws, regulations, rulings and judicial decisions now in effect, all of which are subject to change (possibly on a retroactive basis). This summary assumes that the Debentures and Common Stock of the Company will be held as capital assets within the meaning of
Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Further, this summary does not discuss all aspects of federal income taxation that may be relevant to investors in light of their personal circumstances or to certain types of purchasers subject to special treatment under the federal income tax laws (for example, dealers in securities, holders of securities held as part of a "straddle," "hedge" or "conversion transaction," tax-exempt organizations, insurance companies, financial institutions and foreign persons), and does not discuss the consequences to a holder under state, local or foreign tax laws. Prospective investors are advised to consult their own tax advisors regarding the federal, state, local and other tax considerations of holding and disposing of the Debentures.

    For purposes hereof, a "U.S. Holder" is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, or (iii) an estate or trust the income of which is includible in gross income for United States federal income tax purposes regardless of its source.

GENERAL

    A U.S. Holder of a Debenture will be required to report as ordinary income for federal income tax purposes interest earned on a Debenture in accordance with the holder's method of tax accounting. Generally, principal payments on a Debenture will be treated as a return of capital to the extent of a holder's basis therein.

    The Company anticipates that the Debentures will not be issued with original issue discount within the meaning of the Code, and the Company does not intend to take any original issue discount deductions with respect to the Debentures.

CONVERSION OF DEBENTURES

    A U.S. Holder of a Debenture will not recognize any gain or loss upon the conversion of a Debenture into Common Stock except with respect to cash (if any) received in lieu of fractional shares. A holder receiving cash in lieu of a fractional share will recognize capital gain or loss (subject to the discussion of market discount set forth below) in an amount equal to the difference between the amount of cash and the amount of the basis in the converted Debenture that is allocable to the fractional share. Such gain or loss will be long-term capital gain or loss provided the Debenture has been held for more than one year at the time of conversion. A holder's aggregate tax basis in the Common Stock received upon conversion will be equal to the holder's tax basis of the Debenture converted, reduced by any amount allocable to fractional share interests. A holder's holding period for the Common Stock received upon conversion of a Debenture will include the holder's holding period for such Debenture.

CONVERSION PRICE ADJUSTMENT

    The conversion price of the Debentures will be adjusted if the Company makes certain distributions to holders of Common Stock or in the event of certain subdivisions, combinations or reclassifications of Common Stock. Such an adjustment under certain circumstances could be treated as a constructive distribution that is taxable to a U.S. Holder of a Debenture at the time of adjustment under Sections 301 and 305 of the Code.

DISPOSITION OF DEBENTURES OR COMMON STOCK

    In general, a U.S. Holder of a Debenture or the Common Stock into which a Debenture was converted will recognize gain or loss upon the sale, exchange or retirement (including redemptions but excluding conversion) of a Debenture or Common Stock in an amount equal to the difference between the amount of cash and the fair market value of any property received (other than in respect of accrued and unpaid interest) and such holder's adjusted tax basis in the Debenture or Common Stock (including any market discount previously included in income by the holder thereof). Such gain or loss will be capital gain or loss except to the extent of any accrued market discount (see "Market Discount" below), and will be long-term capital gain or loss if the Debenture or Common Stock has been held for more than one year at the time of sale, exchange or retirement.

MARKET DISCOUNT

    "Market discount" is defined generally as the excess of the stated redemption price at maturity of a debt instrument over the tax basis of the debt instrument in the hands of the holder immediately after its acquisition. In general, a Debenture in the hands of an original holder or a Debenture that is purchased at its stated principal amount is not a market discount bond. In addition, under a de minimis exception, there is no market discount if the excess of the stated redemption price at maturity of a Debenture over the holder's tax basis therein is less than 0.25% of the stated redemption price at maturity of the Debenture multiplied by the number of complete years remaining to maturity (after the holder acquired the Debenture). Market discount generally will accrue ratably during the period from the date of acquisition to the maturity date of the Debenture unless the holder elects to accrue such discount on the basis of a constant interest method.

    A U.S. Holder in whose hands a Debenture is a market discount bond generally will be required to treat as ordinary income any gain recognized on the sale, exchange, redemption or other disposition of the Debenture (excluding conversion thereof) to the extent of accrued market discount not previously included in taxable income. It is anticipated that regulations will be issued that will provide that any accrued market discount on a Debenture that is converted into Common Stock pursuant to the conversion feature would be carried over into the Common Stock received and treated as ordinary income of the holder upon disposition of the Common Stock. A U.S. Holder of a Debenture acquired at market discount also may be required to defer the deduction of all or a portion of the interest on any indebtedness incurred or maintained to purchase or carry the Debenture until such market discount is included in taxable income.

    A U.S. Holder of a Debenture acquired at a market discount may elect to include market discount in income as it accrues. This election would apply to all market discount bonds acquired by the electing holder on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service (the "IRS").

BACKUP WITHHOLDING

    Under federal income tax law, certain U.S. Holders of Debentures or Common Stock are required to provide the Company with such holder's correct taxpayer identification number ("TIN"). If the holder is an individual, the TIN is his or her social security number. If the Company is not provided with the correct TIN, the holder may be subject to a $50 penalty imposed by the IRS. In addition, payments that are made to such holder (such as interest on a Debenture) may be subject to backup withholding. Certain U.S. Holders (including, among others, corporations) are not subject to these backup withholding and reporting requirements. The backup withholding rules will apply only if the U.S. Holder
(i) fails to furnish its Taxpayer Identification Number ("TIN") which, for an individual, would be his or her Social Security Number, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends, or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has both furnished the correct TIN and has not been notified by the Internal Revenue Service that it is subject to backup withholding for failure to report interest and dividend payments. If backup withholding applies, the Company is required to withhold 31% of any payment made to the holder. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of federal income taxes, a refund may be obtained from the IRS provided the required information is furnished. U.S. Holders of Debentures and Common Stock should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

    The following is a summary of certain United States federal income and estate tax consequences of the ownership and disposition of Debentures by holders who are Non-U.S. Holders (as defined below). This summary discusses only Debentures held as "capital assets" (as defined in the Code) by the holders thereof. This summary does not discuss all aspects of United States federal income and estate taxation that may be relevant to a particular Non-U.S. Holder of Debentures in light of its individual investment circumstances. This discussion does not address the tax consequences to shareholders, partners or beneficiaries of a Non-U.S. Holder. Further, it does not consider Non-U.S.
Holders subject to special tax treatment under the federal income tax laws (including dealers in securities, holders of securities held as part of a "straddle," hedge or "conversion transaction," or situations in which the "functional currency" within the meaning of Section 985(b) of the Code of a holder is not the United States dollar).

    The following discussion is based upon the Code, the applicable Treasury regulations promulgated and proposed thereunder, judicial authority and current administrative rulings and practices. All of the foregoing are subject to change (possibly on a retroactive basis) and any such change could affect the continuing validity of this discussion.

    For purposes hereof, a "Non-U.S. Holder" means any person other than: (i) a citizen or resident of the United States; (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state; or (iii) any estate or trust whose income is includible in gross income for United States federal income tax purposes regardless of its source. For purposes of the withholding tax on interest discussed below, a non-resident alien or other non-resident fiduciary of an estate or trust will be considered a Non-U.S. Holder.

    For purposes of the following discussion, interest income and gain or the sale, exchange or retirement of a Debenture will be "United States trade or business income" if such income or gain is (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and
(ii) if a tax treaty applies, attributable to a permanent establishment (or in the case of an individual, a fixed place of business) in the United States. United States trade or business income would be taxed at regular United States federal income tax rates. See, generally, "Certain United States Federal Income Tax Considerations for U.S. Holders" above. In the case of a Non-U.S. Holder that is a corporation, such United States trade or business income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to United States trade or business income) at a 30% rate. The branch profits tax may not apply (or may apply at a reduced rate) if the recipient is a qualified resident of certain countries with which the United States has an income tax treaty.

CONVERSION OF DEBENTURES

    A Non-U.S. Holder of a Debenture will be treated substantially the same as a U.S. Holder upon the conversion of the Debenture into Common Stock. See "-- Conversion of Debentures" and
"-- Disposition of Debentures or Common Stock" above.

CERTAIN FIRPTA CONSIDERATIONS

    The foregoing discussion for Non-U.S. Holders under "Disposition of Debentures or Common Stock" and "Conversion of Debentures" assumes that the
Company is not considered a United States real property holding corporation ("USRPHC") within the meaning of Section 897(c) of the Code. In general, if the Company is determined to be a USRPHC then certain Non-U.S. Holders may be subject to United States income tax on the sale, exchange, retirement or other disposition of a Debenture (possibly on the conversion of a Debenture into Common Stock) or the converted Common Stock, and to withholding at a rate of 10% on any such disposition. However, a Non-U.S. Holder will not be subject to these special rules even if the Company is determined to be a USRPHC provided that such holder did not during a specified five-year period actually or constructively own more than 5% of the Common Stock of the Company (including any Common Stock that may be received in exchange for a Debenture).

    Although the Company believes that it is not presently a USRPHC, there can be no assurance that it will not become a USRPHC in the future.

INTEREST

    Payments of interest to a Non-U.S. Holder that do not qualify for the portfolio interest exception discussed below and which are not United States trade or business income will be subject to withholding of United States federal income tax at a rate of 30% unless a United States income tax treaty applies to reduce the rate of withholding. To claim a treaty reduced rate or an exemption from withholding because the interest is United States trade or business income, the Non-U.S. Holder must provide a properly executed Form 1001 or Form 4224, respectively, as applicable. The same rules apply to dividends paid on Common Stock received upon conversion of the Debentures.

    Generally, however, interest that is paid to a Non-U.S. Holder on a Debenture that is not United States trade or business income will not be subject to United States tax if the interest qualifies as "portfolio interest." Generally, interest on the Debentures that is paid by the Company will qualify as portfolio interest if (i) the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and is not a controlled foreign corporation that is related to the Company through stock ownership for United States federal income tax purposes; (ii) the Non-U.S. Holder is not a bank that is receiving the interest on a loan made in the ordinary course of its trade or business; and (iii) the Company, or its paying agent, received a properly executed certification signed under penalties of perjury that the beneficial owner is not a "U.S. person" for U.S. federal income tax purposes and which provides the beneficial owner's name and address.

SALE, EXCHANGE OR RETIREMENT OF DEBENTURES

    Except as described below, any gain realized by a Non-U.S. Holder on the sale, exchange or retirement of Debentures, generally will not be subject to United States federal income tax provided that (i) such gain is not United States trade or business income; (ii) the Non-U.S. Holder is not an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and meets certain other requirements; and (iii) the Non-U.S. Holder is not subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates. For the treatment of amounts received in respect of accrued and unpaid interest, see "-- Interest."

FEDERAL ESTATE TAX

    Debentures held (or treated as held) by an individual who is a Non-U.S. Holder at the time of his or her death (or theretofore transferred subject to certain retained rights or powers) will not be subject to United States federal estate tax provided that any interest thereon would be exempt as portfolio interest if such interest were received by the Non-U.S. Holder at the time of his or her death. However, shares of Common Stock into which a Debenture was converted, held by an individual at the time of his or her death, will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    The Company generally must report annually to the IRS and to each Non-U.S. Holder the amount of interest paid to, and the tax withheld, if any, with respect to, each Non-U.S. Holder. These reporting requirements apply whether or not withholding is reduced or eliminated by an applicable tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Payments of principal to a Non-U.S. Holder will not be subject to information reporting if the holder has provided certification of its Non-U.S. Holder status.

    The United States backup withholding tax (in general, a tax imposed at the rate of 31% on payments to persons that fail to furnish the information required under the United States information reporting requirements) will generally not apply to payments of interest that qualify as portfolio interest as described above (provided that the Company has no actual knowledge that the holder is a U.S. person).

    Payments of the proceeds of the sale of Debentures to or through a foreign office of a "broker" (as defined in the pertinent regulations) will not be subject to information reporting if the broker is a U.S. person, a controlled foreign corporation for United States federal income tax purposes, or a foreign person 50% or more of whose gross income is from a United States trade or business for a specified three-year period, unless the broker has in its records documentary evidence that the holder is not a U.S. person and certain conditions are met (including that the broker has no actual knowledge that the holder is a U.S. person) or the holder otherwise establishes an exemption. The United States Treasury Department has indicated that it is studying the possible application of backup withholding in the case of foreign offices of
United States and United States-related brokers. Payment of the proceeds of a sale to or through the United States office of a broker is subject to backup withholding and information reporting, unless the holder certifies that it is a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption.

    Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a credit against, or refund of, such holder's regular federal income tax liability, provided that certain information is provided to the IRS.

                          DESCRIPTION OF CAPITAL STOCK


    The authorized capital stock of Mercury consists of 9,000,000 shares of Common Stock, par value $.01 per share, and 3,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"), As of December 31, 1995 there were 5,380,087 outstanding shares of Common Stock. There are no shares of Preferred Stock of any designation issued or outstanding.



    As of December 31, 1995 Mercury had reserved 548,285 shares of Common Stock for issuance pursuant to outstanding options, warrants and a convertible debenture.


COMMON STOCK

    All shares of Common Stock have equal voting, dividend and liquidation rights. Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders, and holders are not entitled to cumulative voting in the election of directors. Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of Mercury, the holders of Common Stock are entitled to receive all assets remaining after payment of liabilities and after payment of any preference to holders of preferred stock. Holders of shares of Common Stock have no conversion, preemptive or other rights to subscribe for additional shares and the shares are not subject to redemption. All of the outstanding shares of Common Stock are legally and validly issued, fully paid and nonassessable.

PREFERRED STOCK

    Mercury's Articles of Incorporation authorize the issuance of up to 3,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors may, without shareholder approval, issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the rights, value and liquidity of the Common Stock. In addition, the issuance of shares of preferred stock may have the effect of rendering more difficult an acquisition of Mercury or a change in control of Mercury. There are no shares of preferred stock of any designation issued or outstanding, and Mercury has no present plans to issue shares of preferred stock.

REGISTRATION RIGHTS

    Mercury has reserved 18,335 shares of Common Stock for issuance upon exercise of outstanding underwriter warrants which have an exercise price of $3.82 and an expiration date of June 1996. The holder of the underwriter warrant has the right to require Mercury to register such shares.

TRANSFER AGENT AND REGISTRAR

    The American Stock Transfer & Trust Company is the transfer agent and registrar for the Common Stock.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement between Mercury and each of the Underwriters named below (the "Underwriters"), for whom EVEREN Securities, Inc. and Crowell, Weedon & Co. are acting as representatives (the "Representatives"), the Company has agreed to sell to each such Underwriter, and each of such Underwriters has severally agreed to purchase from the Company, the aggregate principal amount of the Debentures set forth opposite each Underwriter's name below:

                                                                              PRINCIPAL AMOUNT
UNDERWRITER                                                                    OF DEBENTURES
----------------------------------------------------------------------------  ----------------
EVEREN Securities, Inc......................................................
Crowell, Weedon & Co........................................................

                                                                              ----------------
    Total...................................................................   $   25,000,000
                                                                              ----------------
                                                                              ----------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are obligated severally to purchase all of the Debentures offered hereby (other than those covered by the over-allotment option described below) if any Debentures are purchased.

    The Underwriters have advised Mercury that they propose to offer the Debentures to the public at the price to public set forth on the cover page of this Prospectus and that the Underwriters may allow certain dealers a concession not to exceed % of the principal amount of the Debentures, of which such dealers may reallow a concession not to exceed % of the principal amount of the Debentures to certain other dealers. After the Debentures are released for sale to the public, the public offering price and the other selling terms may be changed by the Representatives.

    Mercury has granted the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to $3,750,000 aggregate principal amount of Debentures at the price to public set forth on the cover page of this Prospectus less the underwriters discount and commissions solely to cover over-allotments. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of Debentures proportionate to such Underwriter's initial commitment as indicated in the preceding table.

    Mercury  has   agreed  to   indemnify  the   Underwriters  against   certain
liabilities, including liabilities under the Securities Act of 1933.

    Prior to this offering, there has been no established trading market for the Debentures. The initial price to public for the Debentures offered hereby will be determined by negotiation among the Company and the Representatives. There can be no assurance, however, that the prices at which the Debentures will sell in the public market after this offering will not be lower than the price at which the Debentures are sold to the public by the Underwriters. See "Risk Factors --Limited Market for Debentures."

                                    EXPERTS

    The consolidated financial statements of Mercury as of June 30, 1995 and 1994, and for each of the three years in the period ended June 30, 1995, included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

    The validity of the Debentures offered hereby and the Common Stock issuable upon conversion thereof and certain other matters will be passed upon for Mercury by McBreen, McBreen & Kopko, Chicago, Illinois. Frederick H. Kopko, Jr. is a member of that firm, a director of Mercury and beneficially owns an option to acquire 33,000 shares of Mercury's Common Stock. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Orrick, Herrington & Sutcliffe, San Francisco, California.

                            MERCURY AIR GROUP, INC.
                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report.........................................................        F-2
Consolidated Balance Sheets at June 30, 1994 and 1995 and September 30, 1995.........        F-3
Consolidated Statements of Income for the Years Ended June 30, 1993, 1994 and 1995
 and the Three Months Ended September 30, 1994 and 1995..............................        F-4
Consolidated Statements of Cash Flows for the Years Ended June 30, 1993, 1994 and
 1995 and the Three Months Ended September 30, 1994 and 1995.........................        F-5
Consolidated Statements of Stockholders' Equity for the Years Ended June 30, 1993,
 1994 and 1995 and the Three Months Ended September 30, 1995.........................        F-6
Notes to Consolidated Financial Statements...........................................        F-7

                          INDEPENDENT AUDITORS' REPORT

Mercury Air Group, Inc.
Los Angeles, California

    We have audited the accompanying consolidated balance sheets of Mercury Air Group, Inc. and subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mercury Air Group, Inc. and subsidiaries as of June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Los Angeles, California
September 15, 1995

                    MERCURY AIR GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                JUNE 30,
                                                                        ------------------------  SEPTEMBER 30,
                                                                           1994         1995          1995
                                                                        -----------  -----------  -------------
                                                                                                   (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents...........................................  $ 1,770,000  $   831,000  $   529,000
  Trade accounts receivable, net of allowance for doubtful accounts of
    $508,000 at 6/30/94, $610,000 at 6/30/95 and $810,000 at 9/30/95
    (Note 9)..........................................................   17,164,000   33,269,000   35,992,000
  Notes receivable -- current portion.................................      185,000       50,000       60,000
  Inventories (Notes 3 and 9).........................................      951,000    3,283,000    3,071,000
  Prepaid expenses and other current assets...........................    1,297,000    1,822,000    1,573,000
                                                                        -----------  -----------  -------------
    Total current assets..............................................   21,367,000   39,255,000   41,225,000
PROPERTY, EQUIPMENT AND LEASEHOLDS, net of accumulated depreciation and amortization of $18,277,000 at 6/30/94, $20,391,000 at 6/30/95
  and $20,995,000 at 9/30/95 (Notes 5, 9 and 16)......................   12,570,000   12,219,000   14,883,000
NOTES RECEIVABLE, net of current portion..............................      186,000      136,000      197,000
OTHER ASSETS (Notes 6 and 16).........................................    1,319,000    2,600,000    3,186,000
                                                                        -----------  -----------  -------------
                                                                        $35,442,000  $54,210,000  $59,491,000
                                                                        -----------  -----------  -------------
                                                                        -----------  -----------  -------------

                                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable....................................................  $ 6,920,000  $12,998,000  $15,187,000
  Accrued expenses and other current liabilities (Note 7).............    2,078,000    3,008,000    1,913,000
  Income taxes payable (Note 8).......................................      699,000      114,000      846,000
  Current portion of long-term debt (Note 9)..........................    2,317,000    2,607,000    2,791,000
                                                                        -----------  -----------  -------------
    Total current liabilities.........................................   12,014,000   18,727,000   20,737,000
LONG-TERM DEBT (Note 9)...............................................    8,650,000   17,104,000   20,011,000
DEFERRED INCOME TAXES (Note 8)........................................      218,000        8,000        8,000
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY (Note 4).................      924,000
                                                                        -----------  -----------  -------------
    Total liabilities.................................................   21,806,000   35,839,000   40,756,000
                                                                        -----------  -----------  -------------
COMMITMENTS AND CONTINGENCIES (Note 12)...............................
STOCKHOLDERS' EQUITY (Notes 9, 10 and 11):
  Preferred Stock -- $.01 par value; authorized 3,000,000 shares; no shares outstanding
  Common Stock -- $ .01 par value; authorized 9,000,000 shares;
    outstanding 4,905,779 shares at 6/30/94, 5,524,257 shares at
    6/30/95; and 5,371,087 shares at 9/30/95..........................       49,000       55,000       54,000
  Additional Paid-in Capital..........................................    9,187,000   14,992,000   14,611,000
  Retained Earnings...................................................    4,555,000    3,479,000    4,225,000
  Treasury Stock -- 32,000 shares of common stock at 6/30/94; 35,200
    shares of common stock at 6/30/95 and 9/30/95.....................     (155,000)    (155,000)    (155,000)
                                                                        -----------  -----------  -------------
    Total stockholders' equity........................................   13,636,000   18,371,000   18,735,000
                                                                        -----------  -----------  -------------
                                                                        $35,442,000  $54,210,000  $59,491,000
                                                                        -----------  -----------  -------------
                                                                        -----------  -----------  -------------

          See accompanying notes to consolidated financial statements.

                    MERCURY AIR GROUP, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                                           THREE MONTHS ENDED
                                                                        YEAR ENDED JUNE 30,                  SEPTEMBER 30,
                                                              ---------------------------------------  --------------------------
                                                                 1993          1994          1995          1994          1995
                                                              -----------  ------------  ------------  ------------  ------------
                                                                                                              (UNAUDITED)
Sales and Revenues (Note 13):
  Sales.....................................................  $57,186,000  $ 68,991,000  $145,166,000  $ 26,155,000  $ 42,214,000
  Service revenues..........................................   27,357,000    34,078,000    37,834,000     9,399,000     9,666,000
                                                              -----------  ------------  ------------  ------------  ------------
                                                               84,543,000   103,069,000   183,000,000    35,554,000    51,880,000
                                                              -----------  ------------  ------------  ------------  ------------
Costs and Expenses:
  Cost of sales.............................................   50,804,000    61,060,000   132,838,000    23,666,000    38,747,000
  Operating expenses........................................   24,836,000    29,344,000    33,589,000     8,037,000     8,536,000
                                                              -----------  ------------  ------------  ------------  ------------
                                                               75,640,000    90,404,000   166,427,000    31,703,000    47,283,000
                                                              -----------  ------------  ------------  ------------  ------------
    Operating Income........................................    8,903,000    12,665,000    16,573,000     3,851,000     4,597,000
                                                              -----------  ------------  ------------  ------------  ------------
Other Expenses (Income):
  Selling, general and administrative (Note 6)..............    3,879,000     4,261,000     5,363,000     1,190,000     1,473,000
  Depreciation and amortization.............................    1,680,000     2,049,000     2,409,000       606,000       623,000
  Interest expense..........................................    1,084,000     1,080,000     1,478,000       302,000       437,000
  Interest income...........................................     (171,000)     (140,000)      (84,000)      (13,000)      (12,000)
  Minority interest (Note 4)................................      128,000       246,000        95,000        42,000
  Gain-legal judgement (Note 2).............................   (1,060,000)
                                                              -----------  ------------  ------------  ------------  ------------
                                                                5,540,000     7,496,000     9,261,000     2,127,000     2,521,000
                                                              -----------  ------------  ------------  ------------  ------------
Income Before Income Taxes..................................    3,363,000     5,169,000     7,312,000     1,724,000     2,076,000
Provision for Income Taxes (Note 8).........................    1,413,000     2,174,000     3,005,000       722,000       844,000
                                                              -----------  ------------  ------------  ------------  ------------
Net Income..................................................  $ 1,950,000  $  2,995,000  $  4,307,000  $  1,002,000  $  1,232,000
                                                              -----------  ------------  ------------  ------------  ------------
                                                              -----------  ------------  ------------  ------------  ------------
Net Income applicable to Common Stock.......................  $ 1,496,000  $  2,920,000  $  4,307,000  $  1,002,000  $  1,232,000
                                                              -----------  ------------  ------------  ------------  ------------
                                                              -----------  ------------  ------------  ------------  ------------
Net Income Per Common Share and Common Equivalent Share
  (Primary) (Note 14).......................................  $      0.62  $       0.75  $       0.76  $       0.18  $       0.22
                                                              -----------  ------------  ------------  ------------  ------------
                                                              -----------  ------------  ------------  ------------  ------------
Net Income Per Common Share-Assuming Full Dilution (Note
  14).......................................................  $      0.39  $       0.59  $       0.76  $       0.18  $       0.22
                                                              -----------  ------------  ------------  ------------  ------------
                                                              -----------  ------------  ------------  ------------  ------------
Weighted Average Number of Shares of Common Stock (Note
  14).......................................................    2,431,549     3,719,884     5,420,158     5,354,000     5,415,000
                                                              -----------  ------------  ------------  ------------  ------------
                                                              -----------  ------------  ------------  ------------  ------------

          See accompanying notes to consolidated financial statements.

                    MERCURY AIR GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                THREE MONTHS ENDED
                                                              YEAR ENDED JUNE 30,                 SEPTEMBER 30,
                                                     --------------------------------------  ------------------------
                                                        1993         1994          1995         1994         1995
                                                     -----------  -----------  ------------  -----------  -----------
                                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.......................................  $ 1,950,000  $ 2,995,000  $  4,307,000  $ 1,002,000  $ 1,232,000
  Adjustments to derive cash flow from operating
    activities:
    Depreciation and amortization..................    1,680,000    2,049,000     2,409,000      606,000      623,000
    Minority interest..............................      128,000      246,000        95,000       42,000
    Amortization of officers' loans................      154,000      154,000       140,000       39,000       39,000
    Increase (decrease) in deferred income taxes...      229,000     (651,000)     (210,000)
  Changes in operating assets and liabilities:
    Trade and other accounts receivable............   (3,929,000)    (474,000)  (16,105,000)  (6,461,000)  (2,377,000)
    Inventories....................................       84,000     (103,000)   (2,332,000)    (606,000)     212,000
    Prepaid expenses and other current assets......      398,000     (304,000)     (525,000)     207,000      249,000
    Accounts payable...............................      459,000      150,000     6,078,000    3,470,000    1,721,000
    Income taxes payable...........................      351,000      348,000      (368,000)     181,000      732,000
    Accrued expenses and other current
      liabilities..................................      162,000      (43,000)      930,000     (917,000)  (1,095,000)
                                                     -----------  -----------  ------------  -----------  -----------
      Net cash provided by (used in) operating
        activities.................................    1,666,000    4,367,000    (5,581,000)  (2,437,000)   1,336,000
                                                     -----------  -----------  ------------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of investment.................                   300,000
  Decrease in notes receivable.....................      261,000      677,000       185,000       15,000      (71,000)
  Addition to other assets.........................     (265,000)    (259,000)     (632,000)     (78,000)    (640,000)
  Additions to property, equipment and
    leaseholds.....................................   (2,538,000)  (1,933,000)   (1,574,000)    (167,000)    (561,000)
                                                     -----------  -----------  ------------  -----------  -----------
      Net cash used in investing activities........   (2,542,000)  (1,215,000)   (2,021,000)    (230,000)  (1,272,000)
                                                     -----------  -----------  ------------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payment of dividend on common stock..............                                (100,000)                  (55,000)
  Proceeds from long-term debt.....................    3,461,000    2,876,000    10,752,000    2,720,000    1,829,000
  Reduction of long-term debt......................   (1,952,000)  (5,902,000)   (2,443,000)    (589,000)  (1,327,000)
  Payment of dividend on preferred stock...........     (454,000)     (75,000)
  Issuance of common stock.........................                 3,097,000       379,000       13,000        7,000
  Repurchase and retire preferred and common stock
    and warrants...................................      (50,000)  (1,917,000)   (1,475,000)    (542,000)    (820,000)
  Redemption by subsidiary of common stock owned by
    minority shareholder...........................                                (450,000)
                                                     -----------  -----------  ------------  -----------  -----------
      Net cash provided by (used in) financing
        activities.................................    1,005,000   (1,921,000)    6,663,000    1,602,000     (366,000)
                                                     -----------  -----------  ------------  -----------  -----------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS......................................      129,000    1,231,000      (939,000)  (1,065,000)    (302,000)
CASH AND CASH EQUIVALENTS, beginning of period.....      410,000      539,000     1,770,000    1,770,000      831,000
                                                     -----------  -----------  ------------  -----------  -----------
CASH AND CASH EQUIVALENTS, end of period...........  $   539,000  $ 1,770,000  $    831,000  $   705,000  $   529,000
                                                     -----------  -----------  ------------  -----------  -----------
                                                     -----------  -----------  ------------  -----------  -----------
CASH PAID DURING THE PERIOD:
  Interest.........................................  $ 1,084,000  $ 1,080,000  $  1,478,000  $   302,000  $   437,000
  Income taxes.....................................  $   645,000  $ 2,477,000  $  3,607,000  $   542,000  $   112,000

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND
  FINANCING ACTIVITIES:
  Direct financing for purchase of equipment and
    property.......................................  $ 1,425,000  $ 2,518,000  $    435,000
  Cancellation of a note receivable and other
    assets as consideration for the purchase of
    leasehold property.............................               $   540,000
  Issuance of 225,000 common shares in exchange for
    the remaining minority interest of Mercury Air
    Cargo, Inc.....................................                            $  1,406,000
  Issuance of notes payable for the acquisition of
    assets (Note 16)...............................                                                       $ 2,016,000

          See accompanying notes to consolidated financial statements.

                    MERCURY AIR GROUP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                               SERIES A                                                          COMMON STOCK
                                            PREFERRED STOCK       COMMON STOCK                                    IN TREASURY
                                          -------------------  ------------------  ADDITIONAL                ---------------------
                                          NUMBER OF            NUMBER OF             PAID-IN     RETAINED    NUMBER OF
                                           SHARES     AMOUNT    SHARES    AMOUNT     CAPITAL     EARNINGS     SHARES      AMOUNT
                                          ---------   -------  ---------  -------  -----------  -----------  ---------   ---------
BALANCE, June 30, 1992..................   575,000    $6,000   2,206,191  $22,000  $ 7,049,000  $ 1,167,000   32,000     $(155,000)
  Net income............................                                                          1,950,000
  Series A Preferred Stock converted
    into Common Stock...................   (12,002)              48,008
  Cash Dividend on Series A Preferred
    Stock...............................                                                           (454,000)
  Repurchase and retire Preferred
    Stock...............................    (4,000)                                    (32,000)     (17,000)
                                          ---------   -------  ---------  -------  -----------  -----------  ---------   ---------
BALANCE, June 30, 1993..................   558,998     6,000   2,254,199   22,000    7,017,000    2,646,000   32,000      (155,000)
  Net income............................                                                          2,995,000
  Cash Dividend on Series A Preferred
    Stock...............................                                                            (75,000)
  Repurchase and retire Preferred
    Stock...............................   (80,256)   (1,000 )                        (640,000)    (475,000)
  Series A Preferred Stock converted
    into Common Stock...................  (478,742)   (5,000 ) 1,914,968   19,000      (14,000)
  Repurchase and retire Common Stock....                       (169,200 )  (1,000)    (264,000)    (536,000)
  Common Stock issued on exercise of
    warrants and options................                        905,812     9,000    3,088,000
                                          ---------   -------  ---------  -------  -----------  -----------  ---------   ---------
BALANCE, June 30, 1994..................         0         0   4,905,779   49,000    9,187,000    4,555,000   32,000      (155,000)
  Net income............................                                                          4,307,000
  Cash Dividend on Common Stock.........                                                           (100,000)
  Repurchase and retire Common Stock....                       (236,300 )  (2,000)    (450,000)  (1,022,000)
  Common Stock issued on exercise of
    warrants and options................                        128,532     1,000      378,000
  Tax benefit from exercise of stock
    options.............................                                               217,000
  Common stock issued in exchange for
    the remaining minority interest of
    Mercury Air Cargo, Inc..............                        225,000     2,000    1,404,000
  Issue 10% stock dividend..............                        501,246     5,000    4,256,000   (4,261,000)   3,200
                                          ---------   -------  ---------  -------  -----------  -----------  ---------   ---------
BALANCE, June 30, 1995..................         0         0   5,524,257   55,000   14,992,000    3,479,000   35,200      (155,000)
  Net income............................                                                          1,232,000
  Repurchase and retire Common Stock....                       (155,420 )  (2,000)    (387,000)    (431,000)
  Common Stock issued on exercise of
    options.............................                          2,250     1,000        6,000
  Cash dividend on Common Stock.........                                                            (55,000)
                                          ---------   -------  ---------  -------  -----------  -----------  ---------   ---------
BALANCE, September 30, 1995
  (unaudited)...........................         0    $    0   5,371,087  $54,000  $14,611,000  $ 4,225,000   35,200     $(155,000)
                                          ---------   -------  ---------  -------  -----------  -----------  ---------   ---------
                                          ---------   -------  ---------  -------  -----------  -----------  ---------   ---------

          See accompanying notes to consolidated financial statements.

                    MERCURY AIR GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    BUSINESS

    Mercury Air Group, Inc. and subsidiaries (the "Company") are principally engaged in the conduct of cargo handling, cargo general sales agency and air cargo space brokerage, and the sale and delivery of aviation fuels to commercial, air courier and commuter airlines, and to general aviation aircraft. The Company also provides ground support services to U.S. military aircraft.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Mercury Air Group, Inc., and its subsidiaries. All material intercompany transactions and balances have been eliminated.

    CASH AND CASH EQUIVALENTS

    Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash and were purchased with maturities of three months or less.

    INVENTORIES

    Inventory amounts are stated at the lower of aggregate cost (first-in, first-out method) or market.

    PROPERTY, EQUIPMENT AND LEASEHOLDS

    Property, equipment and leaseholds are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset (3-25 years) and over the lease life or useful life for leasehold improvements, whichever is less.

    COST IN EXCESS OF NET ASSETS ACQUIRED

    Cost in excess of net assets acquired arose in the acquisitions of Maytag Aircraft Corporation, a wholly-owned subsidiary, in 1984, the minority interest in Mercury Air Cargo, Inc. in November 1994 and Excel Cargo, Inc. in September 1995. Such costs are being amortized on the straight-line method over 40 years with respect to Maytag Aircraft Corporation and Mercury Air Cargo, Inc. and 15 years with respect to Excel Cargo, Inc. The Company assesses recoverability on a periodic basis. Factors included in evaluating recoverability include historical earnings and projected future earnings of the operations.

    REVENUE RECOGNITION

    Revenues are recognized upon delivery of product or completion of the service. The Company's contracts with the U.S. Government are subject to profit renegotiation. The Company has not been required to adjust profits arising out of U.S. Government contracts to date.

    INCOME TAXES

    Deferred tax assets and liabilities are recognized based on differences between financial statement and tax basis of assets and liabilities using presently enacted tax rates.

    INCOME PER SHARE

    Per share data is based on the weighted average number of shares outstanding, after giving effect to the cumulative dividend on cumulative preferred stock, and common stock equivalents, excluding those common stock equivalents that would increase the income per share.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments consist primarily of cash, accounts receivable and payable, and debt instruments. The book values of all financial instruments, other than debt instruments, are representative of their fair values due to their short-term maturity. The book values of the Company's debt instruments are considered to approximate their fair values because the interest rates of these instruments are based on current rates offered to the Company.

    INTERIM REPORTING

    The accompanying unaudited financial statements reflect all adjustments (consisting of normal, recurring accruals only) which are necessary to fairly present the results for the interim periods. The results of operations for the three months ended September 30, 1995 are not necessarily indicative of results for the full year.

NOTE 2 -- GAIN-LEGAL JUDGMENT:

    The Company recorded a pretax gain of $1,060,000 in fiscal 1993 related to a recovery obtained from a legal judgment which arose following the bankruptcy of a former significant customer.

NOTE 3 -- INVENTORIES:

    Inventories consist of the following:

                                                                        JUNE 30,
                                                               --------------------------  SEPTEMBER 30,
                                                                  1994          1995           1995
                                                               -----------  -------------  -------------
Aviation fuel................................................  $   757,000  $   3,166,000   $ 2,955,000
Supplies and parts...........................................      194,000        117,000       116,000
                                                               -----------  -------------  -------------
                                                               $   951,000  $   3,283,000   $ 3,071,000
                                                               -----------  -------------  -------------
                                                               -----------  -------------  -------------

NOTE 4 -- RELATED PARTY TRANSACTIONS:

    Twenty percent of Mercury Air Cargo, Inc. ("MAC"), a subsidiary of the Company, was owned by a company which is wholly-owned by an executive officer of Mercury Air Group, Inc. The minority interest share in the net income of MAC resulting from this ownership amounted to $95,000 (1995), $246,000 (1994) and $128,000 (1993). In November 1994, the Company acquired the remaining minority interest from the executive officer. The transaction included a redemption of 5% in exchange for $450,000 in cash and acquisition of the remaining 15% through the issuance of 247,500 common shares (after adjustment for the 10% stock dividend) valued at $1,406,000 ($5.68 per share) for a total consideration of $1,856,000. The acquisition of the minority interest has been accounted for as a purchase and, accordingly, the excess of the cost over the book value ($1,019,000) of the shares acquired is included in other assets in the accompanying consolidated balance sheet at June 30, 1995 (See note 6).

NOTE 5 -- PROPERTY, EQUIPMENT AND LEASEHOLDS:

    Property, equipment and leaseholds consist of the following:

                                                                                   JUNE 30,
                                                                        -------------------------------
                                                                             1994            1995
                                                                        --------------  ---------------
Land, buildings and leasehold improvements............................  $   15,230,000  $    16,187,000
Equipment, furniture and fixtures.....................................      15,509,000       16,391,000
Construction in progress..............................................         108,000           32,000
                                                                        --------------  ---------------
                                                                            30,847,000       32,610,000
Less accumulated depreciation and amortization........................     (18,277,000)     (20,391,000)
                                                                        --------------  ---------------
                                                                        $   12,570,000  $    12,219,000
                                                                        --------------  ---------------
                                                                        --------------  ---------------

NOTE 6 -- OTHER ASSETS:

    Other assets consist of the following:

                                                           JUNE 30,
                                                    ----------------------
                                                       1994        1995
                                                    ----------  ----------
Cost in excess of net assets acquired.............  $  665,000  $1,466,000
Deferred lease cost...............................      38,000      26,000
Other assets......................................     404,000     698,000
Loans to officers.................................     212,000     410,000
                                                    ----------  ----------
                                                    $1,319,000  $2,600,000
                                                    ----------  ----------
                                                    ----------  ----------

    Cost in excess of net assets acquired includes $823,000 which arose from the Company's acquisition of the outstanding minority interest in MAC in November 1994. (See note 4)

    In 1991, four executive officers of the Company each agreed to purchase 110,000 (after adjustment for the 10% stock dividend) shares of the Company's stock from a company owned by the Chairman and Chief Executive Officer at $2.73 per share pursuant to a Stock Purchase Agreement ("Agreement'). The officers each paid $30,000 in cash, or $120,000, with the remaining aggregate purchase price of $1,080,000 to be paid over a five year period ending in 1996. As part of the Agreement to purchase the stock, the Company agreed to loan the executives the $1,080,000 in quarterly installments. Beginning in 1994, one fifth of the amount ultimately to be loaned will be forgiven each year over a five year period ending in 1998 provided each of the officers remains in the employ of the Company.

    In 1994, a fifth executive officer of the Company purchased 110,000 shares (after adjustment for the 10% stock dividend) of the Company's stock from a company owned by the Chairman and Chief Executive Officer at $2.73 per share pursuant to a Stock Purchase Agreement similar to the agreements above. The officer paid $30,000 in cash with the remaining purchase price of $270,000 to be paid over a five year period ending in 1998.

    The Company agreed to loan the executive the $270,000 in quarterly installments. Beginning in 1996, one fifth of the amount to be loaned, or $54,000, will be forgiven each year over a five year period ending in 2000 provided the officer remains in the employ of the Company.

    For accounting purposes, the amounts subject to forgiveness of $1,080,000 and $270,000 are being treated as additional compensation over the seven year period from the date of the Agreements through 1998 and 2000, respectively. The loans to officers are increased by actual amounts advanced by the Company and are decreased annually, by one-seventh of the amount to be forgiven, or approximately $154,000 through fiscal 1994 and $140,000 in 1995. In July 1995, one of the executive officers resigned resulting in the elimination of any future forgiveness with respect to that officer's loan. In August 1995, the Company repurchased this officer's stock for $453,000, less the balance outstanding on the loan.

NOTE 7 -- ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES:

    Accrued expenses and other current liabilities consist of the following:

                                                           JUNE 30,
                                                    ----------------------
                                                       1994        1995
                                                    ----------  ----------
Salaries and wages................................  $1,393,000  $1,918,000
Other.............................................     685,000   1,090,000
                                                    ----------  ----------
                                                    $2,078,000  $3,008,000
                                                    ----------  ----------
                                                    ----------  ----------

NOTE 8 -- INCOME TAXES:

    The provision for taxes on income from continuing operations consists of the following:

                                                 YEAR ENDED JUNE 30,
                                          ----------------------------------
                                             1993        1994        1995
                                          ----------  ----------  ----------
Federal, current........................  $  944,000  $2,262,000  $2,565,000
State, current..........................     240,000     563,000     650,000
                                          ----------  ----------  ----------
                                           1,184,000   2,825,000   3,215,000
Deferred, primarily federal.............     229,000    (651,000)   (210,000)
                                          ----------  ----------  ----------
  Net provision.........................  $1,413,000  $2,174,000  $3,005,000
                                          ----------  ----------  ----------
                                          ----------  ----------  ----------

    Deferred taxes arise from the recognition of certain items of revenue and expense for tax purposes in years different from those in which they are recognized in the financial statements.

    Major components of deferred tax assets and liabilities were as follows:

                                                JUNE 30,
                                          --------------------
                                            1994       1995
                                          ---------  ---------
Depreciation/amortization...............  $ 337,000  $ 150,000
Deferred and prepaid expenses...........    258,000    275,000
State income taxes......................   (191,000)  (209,000)
Allowance for doubtful accounts.........   (186,000)  (244,000)
Miscellaneous...........................                36,000
                                          ---------  ---------
                                          $ 218,000  $   8,000
                                          ---------  ---------
                                          ---------  ---------

    The components of the deferred tax provision prior to the adoption of SFAS 109 consisted of:

                                          YEAR ENDED
                                           JUNE 30,
                                             1993
                                          -----------
Excess of book over tax depreciation....  $   (57,000)
Allowance for bad debts.................       96,000
Deferred expenses.......................      (79,000)
Amortization of officers loans..........      (62,000)
Gain -- legal judgement.................      445,000
State income taxes and miscellaneous....     (114,000)
                                          -----------
                                          $   229,000
                                          -----------
                                          -----------

    The reconciliation of the federal statutory rate to the Company's effective tax rate on income is summarized as follows:

                                          YEAR ENDED JUNE 30,
                                          --------------------
                                          1993    1994    1995
                                          -----   -----   ----
Computed "expected" tax rate............   34%     34%    34%
State income taxes, net of federal
  income tax benefit....................    6       6      6
Other...................................    2       2      1
                                          -----   -----   ----
Effective rate..........................   42%     42%    41%
                                          -----   -----   ----
                                          -----   -----   ----

NOTE 9 -- LONG-TERM DEBT:

    Long-term debt consists of the following:

                                                                      JUNE 30,           SEPTEMBER
                                                              ------------------------      30,
                                                                 1994         1995         1995
                                                              -----------  -----------  -----------
Notes payable to banks......................................  $ 6,251,000  $14,870,000  $16,325,000
Installment notes, payable to financial institutions in
  monthly installments aggregating approximately $70,000 at
  June 30, 1995 including interest from 7.23% to 11.85%,
  collateralized by certain assets of the Company and
  maturing from 1995 through 1999...........................    2,288,000    2,075,000    1,911,000
Mortgage payable to financial institution in monthly
  principal installments of $9,750 plus interest at 7.5% per annum, collateralized by land and building, maturing in
  April 2004................................................    1,151,000    1,034,000    1,004,000
Mortgage payable to financial institution in monthly
  installments of $4,447 including interest at 9% per annum, collateralized by land and building, maturing in May
  2010......................................................                   434,000      431,000
Note payable to seller of assets and leasehold at
  Bakersfield, California due in December 2004, interest at
  prime (9.00% at June 30, 1995), collateralized by property
  acquired, which is principally a leasehold................    1,093,000    1,017,000    1,000,000
Note payable to seller of assets and leasehold at
  Bakersfield, California due in November 1997, interest at
  10%.......................................................      169,000      126,000      115,000
Debenture payable to Seller of Excel assets due in September
  2003, interest at 8.5% per annum, collateralized by
  property acquired.........................................                              2,016,000
Other.......................................................       15,000      155,000
                                                              -----------  -----------  -----------
                                                               10,967,000   19,711,000   22,802,000
Less current portion........................................    2,317,000    2,607,000    2,791,000
                                                              -----------  -----------  -----------
                                                              $ 8,650,000  $17,104,000  $20,011,000
                                                              -----------  -----------  -----------
                                                              -----------  -----------  -----------

    Notes payable to banks at June 30, 1995 consists of a term loan in the amount of $4,752,000, which is payable in monthly payments of approximately $125,000 plus interest at prime plus 3/4% or LIBOR + 2 1/4% and is scheduled to mature in August 1998. At June 30, 1995 the Company also has a revolving credit line that matures in October 1997, bears interest at prime plus 1/2% or LIBOR + 2% and permits borrowing of up to $16,000,000 subject to available eligible collateral. At June 30, 1995, there was approximately $10,118,000 in outstanding borrowings. At September 30, 1995, amounts outstanding under the term loan and revolving credit line were $4,378,000 and $11,947,000, respectively. The term loan and line of credit are collateralized by substantially all of the Company's assets.

    Certain debt agreements contain provisions that require: the maintenance of certain financial ratios, minimum tangible net worth (as defined) and minimum working capital levels and limit payments of dividends on common stock to $250,000 annually, annual capital expenditures and payments under operating leases.

    Long-term debt payable subsequent to June 30, 1995 is as follows:

1996..................................................  $ 2,607,000
1997..................................................    2,489,000
1998..................................................   12,277,000
1999..................................................      709,000
2000..................................................      249,000
Thereafter............................................    1,380,000
                                                        -----------
                                                        $19,711,000
                                                        -----------
                                                        -----------

NOTE 10 -- SERIES A PREFERRED STOCK:

    During fiscal 1994, 478,742 shares of Series A Preferred Stock were converted into 1,914,968 shares of Common Stock. Also in fiscal 1994, the Company repurchased and/or redeemed 80,256 shares of Series A Preferred Stock at a cost of $1,115,000. In addition, 660,320 Series A and Series B Warrants were exercised resulting in proceeds of $2,400,000 and the remaining 18,680 Series A and Series B Warrants were redeemed at a cost of $.10 per Warrant. As a result of these transactions, there are no remaining outstanding shares of Series A Preferred Stock or Series A and Series B Warrants as of June 30, 1994.

NOTE 11 -- COMMON STOCK:

    The Company has 9,000,000 authorized shares of common stock having a par value of $0.01 per share.

    The Company has reserved 639,300 shares of common stock of which 242,800 shares relate to the 1990 Long-Term Incentive Plan; 286,500 shares relate to the 1990 Directors Stock Option Plan and 110,000 shares relate to a special option grant made outside the Company's option plans.

    A summary of stock option activity is as follows:

                                                             LONG-TERM                      DIRECTORS
                                                             INCENTIVE                     STOCK OPTION
                                          OPTION PRICES        PLAN        OPTION PRICES       PLAN
                                        -----------------  -------------  ---------------  ------------
Outstanding July 1, 1992..............  $     2.25 - 3.38       135,000   $  1.875 - 3.00       60,000
Granted...............................              2.125       135,000             2.125       30,000
Cancelled.............................        2.25 - 3.38       (95,000)
                                                           -------------                   ------------
Outstanding June 30, 1993.............  $    2.125 - 3.38       175,000   $  1.875 - 3.00       90,000
Granted...............................              3.688        25,000             3.688       40,000
Exercised.............................       2.125 - 2.25       (32,500)     1.875 - 2.25      (13,000)
                                                           -------------                   ------------
Outstanding June 30, 1994.............  $    2.13 - 3.688       167,500   $  1.875 - 3.69      117,000
Granted...............................                                               7.00       40,000
Exercised.............................       2.125 - 2.25       (54,700)     2.125 - 3.00      (30,500)
                                                           -------------                   ------------
                                        $   2.125 - 3.688       112,800   $  1.875 - 7.00      126,500
10% Stock Dividend....................                           11,280                         12,650
                                                           -------------                   ------------
Outstanding June 30, 1995.............  $     1.93 - 3.35       124,080   $   1.70 - 6.36      139,150
                                                           -------------                   ------------
                                                           -------------                   ------------

    At June 30, 1995, options to purchase 95,150 shares at prices ranging from $1.70 to $3.35 are exercisable under the Director's Stock Option Plan. All of the options outstanding under the Long-Term Incentive Plan are exercisable.

    On January 21, 1993, a special option grant for 110,000 shares at $2.12 was made and is exercisable at June 30, 1995. On August 9, 1993 a special option grant for 11,000 shares at $2.84 was made and such option was exercised in March, 1995.


    The Company has also reserved 18,335 shares of common stock for issuance upon exercise of outstanding underwriter warrants which have an exercise price of $3.82 per share and an expiration date of June 1996. During fiscal 1995, 33,332 warrants were exercised.


    All amounts have been restated to include the 10% stock dividend paid on June 16, 1995.

NOTE 12 -- COMMITMENTS AND CONTINGENCIES:

    LEASES

    The Company is obligated under noncancellable operating leases. Certain leases include renewal clauses and require payment of real estate taxes, insurance and other operating costs. Total rental expense on all such leases for the fiscal years 1995, 1994 and 1993 was approximately $2,502,000, $2,265,000 and $2,596,000, respectively, net of sublease income of approximately $230,000 annually. The minimum annual rentals on all noncancellable operating leases having a term of more than one year at June 30, 1995 are as follows:

1996...................................................  $1,836,000
1997...................................................   1,836,000
1998...................................................   1,815,000
1999...................................................   1,686,000
2000...................................................     707,000
Thereafter.............................................   1,198,000
                                                         ----------
  Total minimum payments required......................  $9,078,000
                                                         ----------
                                                         ----------

    LITIGATION

    The Company is also a defendant in certain litigation arising in the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a significant effect on the financial statements.

NOTE 13 -- MAJOR CUSTOMERS AND FOREIGN CUSTOMERS:

    Revenues from the United States government amounted to approximately 9%, 16% and 15% for fiscal 1995, 1994 and 1993, respectively.

    The Company does business with a number of foreign airlines, principally in the sale of aviation fuels. For the most part, such sales are made within the United States and utilize the same assets and generally the same personnel as are utilized in the Company's domestic business. Revenues related to these foreign airlines amounted to approximately 39%, 45% and 40% of consolidated revenues for the years ended June 30, 1995, 1994 and 1993, respectively.

NOTE 14 -- EARNINGS PER SHARE:

    Primary earnings per Common Share is computed by dividing net income available to common stockholders, which gives effect to the cash portion of the cumulative dividend on preferred stock, by the weighted average number of common stock and common stock equivalents outstanding during the period. Options granted to purchase 373,230 shares of common stock under the Company's Long-

Term Incentive Plan and Directors' Stock Option Plan at exercise prices ranging from $1.70 to $6.36 were included as common stock equivalents in fiscal 1995 for purposes of computing earnings per share.

                                                                       YEAR ENDED    THREE MONTHS ENDED
                                                                      JUNE 30, 1995  SEPTEMBER 30, 1995
                                                                      -------------  -------------------
Weighted average number of common shares outstanding during the
  period............................................................     5,420,000          5,415,000
Common stock equivalents resulting from the assumed exercise of
  stock options.....................................................       236,000            241,000
                                                                      -------------        ----------
Weighted average number of common and common equivalent shares
  outstanding during the period.....................................     5,656,000          5,656,000
                                                                      -------------        ----------
                                                                      -------------        ----------

    Weighted average outstanding shares and earnings per share have been retroactively restated to include the 10% stock dividend paid on June 16, 1995 which amounted to the issuance of 501,246 shares.

NOTE 15 -- QUARTERLY FINANCIAL DATA (UNAUDITED):

                                                             GROSS PROFIT                      EARNINGS PER SHARE
                                             SALES AND        (OPERATING                   --------------------------
                                              REVENUES         INCOME)       NET INCOME      PRIMARY    FULLY DILUTED
                                          ----------------  --------------  -------------  -----------  -------------

YEAR ENDED JUNE 30, 1995
  First Quarter.........................       $35,554,000      $3,851,000     $1,002,000       $0.18         $0.18
  Second Quarter........................        49,165,000       4,444,000      1,200,000        0.21          0.21
  Third Quarter.........................        50,002,000       4,038,000      1,003,000        0.18          0.18
  Fourth Quarter........................        48,279,000       4,240,000      1,102,000        0.19          0.19
                                          ----------------  --------------  -------------       -----         -----
YEAR ENDED JUNE 30, 1995................      $183,000,000     $16,573,000     $4,307,000       $0.76         $0.76
                                          ----------------  --------------  -------------       -----         -----
                                          ----------------  --------------  -------------       -----         -----
YEAR ENDED JUNE 30, 1994
  First Quarter.........................       $24,982,000      $2,715,000       $597,000       $0.19         $0.12
  Second Quarter........................        26,668,000       3,165,000        817,000        0.31          0.17
  Third Quarter.........................        26,613,000       3,349,000        819,000        0.14          0.15
  Fourth Quarter........................        24,806,000       3,436,000        762,000        0.11          0.15
                                          ----------------  --------------  -------------       -----         -----
YEAR ENDED JUNE 30, 1994................      $103,069,000     $12,665,000     $2,995,000       $0.75         $0.59
                                          ----------------  --------------  -------------       -----         -----
                                          ----------------  --------------  -------------       -----         -----

NOTE 16 -- ACQUISITION OF EXCEL CARGO, INC. (UNAUDITED):

    On September 30, 1995, the Company acquired the assets of Excel Cargo, Inc., a cargo handling company located in Montreal, Canada, for approximately $2,766,000. The purchase price consisted of an 8.5% debenture in the amount of $2,016,000, payable in equal monthly installments over eight years, and $750,000 cash. In addition, the Company paid off outstanding bank notes totaling $573,000 at the closing. The purchase price has been allocated to assets and liabilities as follows:

Accounts receivable............................................  $  346,000
Property, equipment and leaseholds.............................   2,711,000
Goodwill.......................................................     750,000
Notes payable..................................................    (573,000)
Accounts payable and other current liabilities.................    (468,000)
                                                                 ----------
Purchase price.................................................  $2,766,000
                                                                 ----------
                                                                 ----------

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR IN THE FACTS SET FORTH IN THIS PROSPECTUS SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 --------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................           7
Use Of Proceeds................................          13
Capitalization.................................          14
Price Range of Common Stock and Dividend
 Policy........................................          15
Selected Consolidated Financial Data...........          16
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          17
Business.......................................          24
Management.....................................          32
Certain Transactions...........................          37
Principal Shareholders.........................          39
Description of Debentures......................          41
Rating of Debentures...........................          50
Certain Federal Income Tax Consequences........          50
Description of Capital Stock...................          55
Underwriting...................................          56
Experts........................................          56
Legal Matters..................................          57
Index to Financial Statements..................         F-1

                                  $25,000,000

                            MERCURY AIR GROUP, INC.


                            % CONVERTIBLE SUBORDINATED
                              DEBENTURES DUE 2006


                              -------------------
                              P R O S P E C T U S
                              -------------------

                            EVEREN SECURITIES, INC.
                             CROWELL, WEEDON & CO.

                                           , 1996

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------